    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 2002

                                                     REGISTRATION NO. 333-
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 SCANSOFT, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                  DELAWARE                                  3577                          94-3156479
       (State or other jurisdiction of          (Primary Standard Industrial           (I.R.S. Employer
       incorporation or organization)           Classification Code Number)         Identification Number)

                                 SCANSOFT, INC.
                               9 CENTENNIAL DRIVE
                               PEABODY, MA 01960
                                 (978) 977-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               RICHARD S. PALMER
                            CHIEF FINANCIAL OFFICER
                                 SCANSOFT, INC.
                               9 CENTENNIAL DRIVE
                               PEABODY, MA 01960
                                 (978) 977-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
           WITH COPIES OF ALL ORDERS, NOTICES AND COMMUNICATIONS TO:

      KATHARINE A. MARTIN               JEAN-MARC VANSTAEN               JACK I. KANTROWITZ
         ROBERT SANCHEZ              LERNOUT & HAUSPIE SPEECH      SIDLEY AUSTIN BROWN & WOOD LLP
WILSON SONSINI GOODRICH & ROSATI          PRODUCTS N.V.                  787 SEVENTH AVENUE
    PROFESSIONAL CORPORATION              NIEUWSTRAAT 23                 NEW YORK, NY 10019
       650 PAGE MILL ROAD             B-8940 WERVIK BELGIUM                (212) 839-8654
      PALO ALTO, CA 94304                 32-56-31-57-76
         (650) 493-9300
                                           ALLAN FORSEY
                                         VICE PRESIDENT,
                                      FINANCE AND TREASURER
                                      L&H HOLDINGS USA, INC.
                                         52 THIRD AVENUE
                                       BURLINGTON, MA 01803
                                          (781) 203-1100

                             ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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----------------------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF          AMOUNT TO BE            PROPOSED MAXIMUM           PROPOSED MAXIMUM            AMOUNT OF
SECURITIES TO BE REGISTERED        REGISTERED        OFFERING PRICE PER SHARE(1) AGGREGATE OFFERING PRICE     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.001 par     7,034,406 shares(2)              $4.83                   $33,976,181                 $3,126
   value...................
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

---------------

(1) The Proposed Maximum offering Price Per Share has been estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act") solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of Registrant's Common Stock as reported on the Nasdaq National Market on October 17, 2002.

(2) This Registration Statement also shall cover any additional shares of common stock that become issuable in connection with the shares by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of the Registrant's common stock.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 2002

[PROSPECTUS GRAPHIC]

                                [SCANSOFT LOGO]

                                7,034,406 SHARES
                                  COMMON STOCK
--------------------------------------------------------------------------------

ScanSoft is selling 1,000,000 shares of common stock and the selling stockholder identified in this prospectus is selling an additional 6,034,406 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholder. We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares from us to cover over-allotments, if any.

We are also filing, contemporaneously with the registration statement containing this prospectus, a separate registration statement pertaining to the registration on behalf of certain of our stockholders of an additional 9,000,000 shares of our common stock. Each of these stockholders has agreed or has previously committed to agree not to offer, sell or otherwise dispose of any of these shares for a period of 90 days after the date of this prospectus. We will not receive any proceeds from the sale, if any, of the 9,000,000 shares registered under that separate registration statement.

Our common stock is quoted on the Nasdaq National Market under the symbol "SSFT." On October 17, 2002, the last reported sale price of our common stock was $4.80 per share.
--------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
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                                                              PER SHARE      TOTAL
Public offering price                                         $           $
Underwriting discount                                         $           $
Proceeds, before expenses, to us                              $           $
Proceeds, before expenses, to the selling stockholder         $           $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
THOMAS WEISEL PARTNERS LLC
                       ADAMS, HARKNESS & HILL, INC.
                                           C.E. UNTERBERG, TOWBIN
                                                          INVESTEC INC.
The date of this prospectus is October   , 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
The Offering................................................    3
Summary Consolidated Financial Data.........................    4
Risk Factors................................................    5
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   13
Price Range of Common Stock.................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   15
Selected Consolidated Financial Data........................   17
Selected Quarterly Operating Results........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   36
Management..................................................   46
Certain Relationships and Securities Transactions...........   63
Principal and Selling Stockholders..........................   65
Description of Capital Stock................................   67
Shares Eligible for Future Sale.............................   71
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Index to Financial Statements...............................  F-1

                         ------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "ScanSoft," "we," "us," and "our" refer to ScanSoft, Inc., its predecessors and its consolidated subsidiaries.

     ScanSoft(R), Dragon NaturallySpeaking(R), OmniForm(R), OmniPage(R), TextBridge(R), Pagis(R), PaperPort(R) and PaperPort Deluxe(R) are registered trademarks of ScanSoft, Inc. RealSpeak(TM), AudioMining(TM), MediaIndexer(TM), Capture Development System(TM) and PaperPortOnline(TM) are trademarks of ScanSoft, Inc. Each trademark, trade name, or service mark of any other company appearing in this prospectus belongs to its holder.

     Information contained on our web site or any other web sites identified in this prospectus is not part of this prospectus. All Web site addresses listed in this prospectus are intended to be inactive, textual references only.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

                                    SCANSOFT

     We are a leading provider of software that enables the capture and conversion of information, including documents, images and speech, into digital applications. Our products and technologies replace manual processes with automated solutions that help enterprises, professionals and consumers increase productivity, reduce costs and save time. Our products are built upon core technologies in digital capture and speech, and are sold as solutions into the financial, legal, healthcare, government, telecommunications and automotive industries. We focus on markets where we can exercise market leadership, where significant barriers to entry exist and where we possess competitive advantages, because of the strength of our technologies, products, channels and business processes.

     Our software is delivered as independent applications or as part of a larger integrated system, network or Web-based solution. Our digital capture solutions eliminate the need to manually reproduce documents, automate the integration of documents into enterprise content management systems, and enable the use of electronic documents and forms within XML, Internet, mobile and other business applications. Our speech solutions automatically create documents from speech, transform text into synthesized speech, and enable seamless interaction with hardware and software systems simply by speaking. Our products and technologies deliver a measurable return on investment to our customers.

     Our extensive technology assets, intellectual property and industry expertise in digital capture and speech create high barriers to entry in markets where we compete. Our technologies incorporate sophisticated algorithms, which require extensive linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate our current capabilities, and we continue to build upon our leadership position. Our digital capture technology is recognized as the most accurate in the industry, with rates as high as 99.8%, and supports more than 100 languages. Our speech technology has industry-leading recognition accuracy, provides natural sounding synthesized speech in 19 languages, and supports a broad range of hardware platforms and operating systems. Our technologies are covered by more than 300 patents or patent applications.

     We have established relationships with more than 2,000 channel partners, including leading system vendors, independent software vendors, value-added resellers and distributors, through which we market and distribute our products and solutions. In digital capture, companies such as Canon, Hewlett-Packard, Lexmark and Xerox include our technology in networked multifunction devices, digital copiers, printers and scanners. In addition, companies such as Autodesk, FileNET, Microsoft and Symantec embed our digital capture technology into their commercial software applications. In speech, companies such as Alcatel, Cisco, IBM, Nortel, Philips, Pioneer, Siemens and Sony embed our technologies into telecommunications systems, as well as automotive, PC or multimedia applications. We also maintain an extensive network of value-added resellers to address the needs of vertical markets, such as financial, legal, healthcare and government. We sell our applications to enterprises, professionals and consumers through major independent distributors that deliver our products to computer superstores, consumer electronic stores, mail order houses, office superstores and eCommerce Web sites.

                              RECENT DEVELOPMENTS

     On October 7, 2002, we signed a definitive agreement with Royal Philips Electronics to acquire its Speech Processing Telephony and Voice Control business units, and related intellectual property. Under the agreement, we will pay $3.0 million in cash, issue a $4.9 million note due December 31, 2003 bearing 5.0% interest per annum and issue a $27.5 million three-year, zero-interest debenture, convertible at any time into shares of our common stock at $6.00 per share. We expect to close the transaction in early 2003.
                             ---------------------

     ScanSoft, Inc. was incorporated as Visioneer, Inc. in March 1992 and through December 1998, developed and sold scanner hardware and software products. On January 6, 1999, Visioneer sold the hardware business and the Visioneer brand name to Primax Electronics, Ltd., and on March 2, 1999, Visioneer acquired ScanSoft, in a cash election merger, from Xerox Corporation. The corporate entity "Visioneer" survived the merger, but changed its name to "ScanSoft, Inc." In addition, Visioneer changed the ticker symbol for its common stock that trades on the NASDAQ, to "SSFT."

     We maintain executive offices and principal facilities at 9 Centennial Drive, Peabody, MA 01960. Our telephone number is (978) 977-2000. We maintain a Web site at www.ScanSoft.com.

                             ---------------------

                                  THE OFFERING

Common stock offered by us..............     1,000,000 shares

Common stock offered by selling
stockholder.............................     6,034,406 shares

Over-allotment option offered by us.....     1,050,000 shares

Common stock to be outstanding after
this offering...........................     64,219,569 shares

Use of proceeds.........................     We expect to use the net proceeds
                                             to us from this offering for
                                             general corporate purposes. We will
                                             not receive any proceeds from the
                                             sale of common stock offered by the
                                             selling stockholder.

Nasdaq National Market symbol...........     SSFT

     The foregoing information is based on 63,219,569 shares outstanding as of October 15, 2002. This information does not include:

     - 3,562,238 shares of Series B Preferred Stock that are convertible into common stock on a one-to-one basis;

     - 525,732 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $0.61 per share;

     - 15,208,250 shares of common stock issuable as of October 15, 2002 upon exercise of outstanding stock options granted under our equity compensation plans at a weighted average exercise price of $3.1808 per share; and

     - 2,873,062 shares of common stock reserved for future issuance as of October 15, 2002 under our equity compensation plans.
                             ---------------------

     Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

     The selling stockholder is Lernout & Hauspie Speech Products N.V., including its wholly-owned subsidiary, L&H Holdings USA, Inc. Of the 6,034,406 shares being offered by the selling stockholders under this prospectus, 4,040,400 are held of record by Lernout & Hauspie and 1,994,006 are held of record by L&H Holdings. We issued the shares of common stock being sold by the selling stockholder in this offering in connection with our purchase of substantially all of the speech and language operations of the selling stockholder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents summary financial data for the five most recent years, and the first six months of the current year, comparative to the same period in the prior year, which are derived from our consolidated financial statements. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements, including related notes, contained elsewhere in this prospectus.

                                                                                                     SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                      JUNE 30,
                                               --------------------------------------------------   ------------------
                                                 1997      1998      1999       2000       2001       2001      2002
                                               --------   -------   -------   --------   --------   --------   -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue..................................  $ 57,623   $79,070   $31,629   $ 49,055   $ 63,855   $ 27,365   $49,949
                                               --------   -------   -------   --------   --------   --------   -------
Gross profit.................................     6,898    19,700    24,027     36,363     51,006     21,647    41,211
Loss from operations.........................   (24,320)   (3,858)   (3,613)   (52,497)   (16,931)   (10,854)   (1,250)
Loss before income taxes.....................   (23,380)   (3,805)   (2,598)   (52,779)   (17,194)   (10,993)   (1,260)
Net loss.....................................  $(23,380)  $(3,805)  $(2,748)  $(53,251)  $(16,877)  $(11,296)  $  (932)
                                               ========   =======   =======   ========   ========   ========   =======
Net loss per share:
Basic and diluted............................  $  (1.20)  $ (0.19)  $ (0.11)  $  (1.26)  $  (0.34)  $  (0.24)  $ (0.01)
                                               ========   =======   =======   ========   ========   ========   =======
Weighted average shares outstanding:
Basic and diluted............................    19,450    19,728    25,630     42,107     49,693     47,520    63,173

                                                               AS OF DECEMBER 31,                    AS OF
                                                -------------------------------------------------   JUNE 30,
                                                 1997      1998      1999       2000       2001       2002
                                                -------   -------   -------   --------   --------   --------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.................................  $14,452   $ 8,123   $ 5,224   $  2,633   $ 14,324   $ 18,272
Working capital (deficit).....................    8,389     6,569     7,031     (6,484)     9,318     17,711
Total assets..................................   33,550    28,445    29,982    109,480    142,070    145,082
Long-term liabilities.........................      125        91        --      2,172      6,370      4,931
Total stockholders' equity....................   10,930     7,582    21,924     87,461    114,534    118,691

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our common stock. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and financial situation. Our business, financial condition and results of operations could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                         RISKS RELATING TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE SIGNIFICANTLY.

     Our revenue and operating results have fluctuated in the past and may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that may cause fluctuations in our operating results include the following:

     - slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

     - volume, timing and fulfillment of customer orders;

     - customers delaying their purchase decisions in anticipation of new versions of products;

     - introduction of new products by us or our competitors;

     - seasonality;

     - reduction in the prices of our products in response to competition or market conditions;

     - returns and allowance charges in excess of recorded amounts;

     - timing of significant marketing and sales promotions;

     - increased expenditures incurred pursuing new product or market opportunities;

     - inability to adjust our operating expenses to compensate for shortfalls in revenue against forecast;

     - demand for products; and

     - general economic trends as they affect retail and corporate sales.

     Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue. Therefore, our failure to meet revenue expectations would seriously harm our business, operating results, financial condition and cash flows. Further, an unanticipated decline in revenue for a particular quarter may disproportionately affect our profitability because a relatively small amount of our expenses are intended to vary with our revenue in the short term.

WE HAVE A HISTORY OF LOSSES. WE MAY INCUR LOSSES IN THE FUTURE.

     We experienced net losses during the years ended December 31, 1999, 2000 and 2001, and during the quarter ended March 31, 2002. While we achieved profitability during the quarter ended June 30, 2002, we may not be able to sustain profitability in the future. As of June 30, 2002, we had an accumulated deficit of $154.2 million. If we do not maintain profitability, the market price for our stock may decline, perhaps substantially.

OUR BUSINESS COULD BE HARMED IF WE DO NOT SUCCESSFULLY MANAGE THE INTEGRATION OF THE BUSINESSES THAT WE ACQUIRE, INCLUDING OUR EXPECTED PURCHASE OF THE SPEECH PROCESSING TELEPHONY AND VOICE CONTROL BUSINESS UNITS FROM PHILIPS.

     As part of our business strategy, we have in the past and expect to continue to acquire other businesses and technologies. Our recent acquisition of the speech and language technology operations of Lernout & Hauspie Speech Products N.V. ("L&H") required substantial integration and management efforts. Our expected purchase of the Speech Processing Telephony and Voice Control business units from Philips, if and when completed, will pose similar challenges. Acquisitions involve a number of risks, including:

     - difficulty in transitioning and integrating the operations and personnel of the acquired businesses;

     - potential disruption of our ongoing business and distraction of management;

     - difficulty in incorporating acquired technology and rights into our products and technology;

     - unanticipated expenses and delays in completing acquired development projects and technology integration;

     - management of geographically remote units both in the United States and internationally;

     - impairment of relationships with partners and customers;

     - entering markets or types of businesses in which we have limited experience; and

     - potential loss of key employees of the acquired company.

     As a result of these and other risks, we may not realize anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate these acquired businesses and technologies could seriously harm our business.

A LARGE PART OF OUR REVENUE IS DEPENDENT ON CONTINUED DEMAND FOR OUR PRODUCTS FROM OEM PARTNERS.

     Many of our technologies are licensed to partners that incorporate our technologies into solutions that they sell to their customers. The commercial success of these licensed products depends to a substantial degree on the efforts of these licensees in developing and marketing products incorporating our technologies. The integration of our technologies into their products takes significant time, effort and investment, and products incorporating our technologies may never be successfully implemented or marketed by our licensees.

     OEM revenue represented 30% and 38% of our consolidated revenue for the year ended December 31, 2001 and for the six months ended June 30, 2002, respectively. One of our partners, Xerox Corporation, accounted for 11% and 5% of our consolidated revenue during the year ended December 31, 2001 and the six months ended June 30, 2002, respectively. Our partners are not required to continue to bundle or embed our software, and they may choose the software products of our competitors in addition to, or in place of, our products. A significant reduction in OEM revenue would seriously harm our business, results of operations, financial condition and our stock price.

WE RELY ON A SMALL NUMBER OF DISTRIBUTION AND FULFILLMENT PARTNERS TO DISTRIBUTE MANY OF OUR PRODUCTS. ANY DISRUPTION IN THESE CHANNELS COULD HARM OUR RESULTS OF OPERATIONS.

     Our products are sold through, and a substantial portion of our revenue is derived from, a variety of distribution channels, including value-added resellers, computer superstores, consumer electronic stores, mail order houses, office superstores and eCommerce Web sites. We rely on a small number of distribution partners, including 1450, Digital River, Ingram Micro and Tech Data. In particular, during the year ended December 31, 2001, one distributor, Ingram Micro, and one direct fulfillment partner, Digital River, accounted for 28% and 15% of our consolidated revenue, respectively. For the six months ended June 30, 2002, Ingram Micro and Digital River accounted for 27% and 10% of our consolidated revenue, respectively. Additionally, our distributors in the retail channel are experiencing competition both among themselves and from the shift to electronic commerce. Also, if any of our major distribution and fulfillment partners were to fail to meet their financial obligations to us, this could require us to recognize a material amount of bad debts. Any disruption in these distribution and fulfillment partner relationships for which we are unable to compensate could negatively affect our results of operations.

SPEECH TECHNOLOGIES MAY NOT ACHIEVE WIDESPREAD ACCEPTANCE BY BUSINESSES, WHICH COULD LIMIT OUR ABILITY TO GROW OUR SPEECH BUSINESS.

     The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on acceptance by both our customers and the end users of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on the following factors:

     - widespread deployment and acceptance of speech technologies;

     - consumer demand for speech-enabled applications;

     - development by third-party vendors of applications using speech technologies; and

     - continuous improvement in speech technology.

     Sales of our speech products would be harmed if the market for speech software does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed.

WE HAVE GROWN, AND MAY CONTINUE TO GROW, THROUGH ACQUISITIONS, WHICH MAY RESULT IN SIGNIFICANT INTANGIBLE ASSETS, DILUTION OF OUR EXISTING STOCKHOLDERS, USE OF CASH AND OTHER RISKS.

     We have made several significant acquisitions over the last two years, have recently announced the purchase of certain businesses and intellectual property from Philips and may acquire additional complementary assets, technologies or businesses in the future. Our past acquisitions have given rise to, and future acquisitions may result in, substantial levels of intangible assets that will be amortized or subject to impairment analyses in future years, and our future results will be adversely affected if we do not achieve benefits from these acquisitions commensurate with amortization and potential impairment charges. For example, our acquisition of Caere Corporation included a substantial write-off of acquired in-process research and development costs, and this also may occur as a result of other acquisitions.

     In connection with the Caere and the L&H acquisitions, we issued 19.0 million and 7.4 million shares of our common stock, respectively. We may continue to issue equity securities for future acquisitions and working capital purposes that could dilute our existing stockholders. In connection with the L&H acquisition, we issued a promissory note for $3.5 million. Under the terms of the Philips acquisition, we will pay Philips $3.0 million in cash, issue a $4.9 million note due December 31, 2003 bearing 5.0% interest per annum and issue a $27.5 million three-year zero-interest debenture, convertible at any time into shares of our common stock at $6.00 per share. Future acquisitions may also require us to expend significant funds or incur debt. If we expend funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decrease.

OUR REVENUE HAS BEEN DEPENDENT ON DEMAND FOR A FEW PRODUCT AREAS.

     Historically, a substantial portion of our revenue has been generated by a few product areas. For the year ended December 31, 2001, our document and PDF conversion products represented approximately 65% of our revenue, and our digital paper management products represented approximately 16% of our revenue. For the six months ended June 30, 2002, our document and PDF conversion products represented 33% of our revenue, our speech recognition and dictation products represented 25% of our revenue, and our digital paper management products represented 12% of our revenue. A reduction in revenue contribution from any of these product areas could seriously harm our business, results of operations, financial condition, cash flows and stock price.

THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY IS KEY TO OUR SUCCESS.

     We rely heavily on our proprietary technology, trade secrets and other intellectual property. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to ours. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

SOME OF OUR PRODUCTS INCORPORATE TECHNOLOGY WE LICENSE FROM OTHERS. IF WE CANNOT MAINTAIN THESE LICENSES, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     Some of the technology included in, or operating in conjunction with, our products is licensed by us from others. Certain of these license agreements are for limited terms. If for any reason these license agreements terminate, we may be required to seek alternative vendors and may be unable to obtain similar technology on favorable terms or at all. Even if we are able to do so, we may need to revise some of our products to make them compatible with the alternative technology we acquire. In addition, if we are unable to obtain alternative license agreements, we may be required to modify some features of our products, which could adversely affect sales of our products.

THIRD PARTIES HAVE CLAIMED AND MAY CLAIM IN THE FUTURE THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY. WE COULD BE EXPOSED TO SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR BE PREVENTED FROM SELLING OUR PRODUCTS IF SUCH CLAIMS ARE SUCCESSFUL.

     Like other technology companies, from time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from any or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time consuming and could divert the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.

     In December 2001, we were sued for patent infringement initiated by the Massachusetts Institute of Technology and Electronics For Imaging, Inc. We were one of more than 200 defendants named in this suit. Damages are sought in an unspecified amount. We filed an Answer and Counterclaim on July 1, 2002. We cannot predict the outcome of the claim, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion of the claim. We believe this claim has no merit, and we intend to defend the action vigorously.

     On August 16, 2001, we were sued by Horst Froessl for patent infringement. Damages are sought in an unspecified amount. We filed an Answer and Counterclaim on September 19, 2001. We believe this claim has no merit, and we intend to defend the action vigorously.

     We believe that the final outcome of the current litigation matters described above will not have a significant adverse effect on our financial position and results of operations and we believe that we will not be required to expend a significant amount of resources defending such claims. However, should we not prevail in these litigation matters, our operating results, financial position and cash flows could be adversely impacted. If any third parties are successful in intellectual property infringement claims against us, we may be subject to significant damages and our operating results and financial position could be harmed.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND RAPIDLY CHANGING. WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

     There are a number of companies that develop or may develop products that compete in our targeted markets; however, there is no one company that competes with us in all of our products areas. The individual markets in which we compete are highly competitive, and are rapidly changing. Within digital capture, we compete directly with ABBYY, I.R.I.S. and NewSoft. Within speech, we compete with AT&T, IBM, Nuance Communications, Philips Electronics and SpeechWorks International. Vendors such as Adobe and Microsoft offer solutions that can be considered alternatives to some of our solutions. In addition, a number of smaller companies produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

     The competition in these markets could adversely affect our operating results by reducing the volume of the products we sell or the prices we can charge. Some of our current or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do. The price and performance of our products and technologies may not be superior relative to the products of our competitors. As a result, we may lose competitive position that could result in lower prices, fewer customer orders, reduced revenue, reduced gross margins and loss of market share. Our products and technologies may not achieve market acceptance or sell at favorable prices, which could hurt our revenue, results of operations and the price of our common stock.

     Some of our customers, such as Microsoft, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected.

     Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or are unable to realize synergies among our acquired products and technologies, our business will suffer.

OUR SOFTWARE PRODUCTS MAY HAVE BUGS, WHICH COULD RESULT IN DELAYED OR LOST REVENUE, EXPENSIVE CORRECTION, LIABILITY TO OUR CLIENTS AND CLAIMS AGAINST US.

     Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse client reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products could bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our financial results and competitive position.

OUR FUTURE RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

     Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will represent an increasing portion of our total revenue. Reported international revenue for the year ended December 31, 2001 and the six months ended June 30, 2002, represented 21% and 25% of our consolidated revenue for those periods, respectively. A number of our OEM partners distribute their products throughout the world and do not provide us with the geographical dispersion of their products. However, based on an estimate that factors our OEM partners' geographical revenue mix to our revenue generated from these OEM partners, international revenue would have represented approximately 28% and 32% of our consolidated revenue for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively.

     In addition, some of our products are developed and manufactured outside the United States. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our digital capture research and development is conducted in Hungary. In addition, if and when we close the Philips acquisition, we will add an additional research and development location in Germany. Our future results could be harmed by a variety of factors associated with international sales and operations, including:

     - changes in a specific country's or region's political or economic conditions;

     - trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

     - negative consequences from changes in applicable tax laws;

     - difficulties in staffing and managing operations in multiple locations in many countries;

     - difficulties in collecting trade accounts receivable in other countries; and

     - less effective protection of intellectual property.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

     Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. We generally do not engage in hedging transactions to manage our exposure to currency fluctuations. Our exposure to currency rate fluctuations could affect our results of operations and cash flows.

IF WE ARE UNABLE TO ATTRACT AND RETAIN TECHNICAL AND OPERATIONAL PERSONNEL, OUR BUSINESS COULD BE HARMED.

     If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave us in the past. We cannot assure you that one or more key employees will not leave us in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but we may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

                        RISKS RELATING TO THIS OFFERING

FUTURE SALES OF OUR COMMON STOCK BY ANY OF OUR STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO DECREASE.

     Upon the effectiveness of this offering, the 7,034,406 shares registered hereby will be freely tradable. Under a separate Registration Statement, we are registering an additional 9,000,000 shares on behalf of certain of our stockholders. Each of these stockholders has agreed or has previously committed to agree that it will not offer, sell or otherwise dispose of any of our securities with respect to which it has registration rights, including the shares covered by that registration statement, for a period of 90 days after the date of this prospectus. If these stockholders subsequently sell substantial amounts of our common stock in the public market, or if public investors believe that these stockholders are likely subsequently to sell substantial amounts of our common stock in the near future, the market price of our common stock could decrease.

THE STOCKHOLDINGS OF OUR TWO LARGEST STOCKHOLDERS MAY ENABLE THEM TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL.

     As of October 15, 2002, Xerox beneficially owned approximately 23.7% of our outstanding common stock, including warrants exercisable for up to 525,732 shares of our common stock and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. The number of shares of common stock issuable upon exercise of the Xerox warrant may increase in accordance with a formula defined in the warrant agreement. The State of Wisconsin Investment Board (SWIB) is our second largest stockholder, owning approximately 18.6% of our common stock as of October 15, 2002. Because of their large holdings of our capital stock relative to other stockholders, Xerox and SWIB, acting individually or together, could have a strong influence over matters requiring approval by our stockholders.

THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS.

     Our stock price historically has been and may continue to be volatile. Various factors contribute to the volatility of our stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management's attention and resources.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS
OFFERING.

     The net proceeds to us from this offering will be used for general corporate purposes. We are not obligated to use the proceeds for any particular purpose. Accordingly, our management will have considerable discretion in the application of the net proceeds. As disclosed in this prospectus, under the terms of our acquisition agreement with Philips, we have agreed to pay $3.0 million in cash in connection with this transaction. Some or all of the proceeds of this offering may be used for this purpose. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS, WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

     - a classified board of directors;

     - authorized "blank check" preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the ability of stockholders to call special meetings of stockholders;

     - requiring all stockholder actions to be taken at meetings of our stockholders; and

     - establishing advance notice requirements for nominations of directors and for stockholder proposals.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These forward-looking statements include predictions regarding:

     - our strategy relating to speech and language technologies;

     - our expectations regarding our acquisition of certain assets from Philips, including the expected closing date or expected revenue contribution;

     - the potential of future product releases;

     - our product development plans and investments in research and development;

     - future acquisitions;

     - international operations and localized versions of our products; and

     - legal proceedings and litigation matters.

     You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

     Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this prospectus under the heading "Risk Factors." All forward-looking statements included in this document are based on information available to us on the date hereof. We assume no obligation to update any forward-looking statements.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of shares of
our common stock in this offering of approximately $     million, or $
million if the underwriters exercise their over-allotment option in full, based
upon an assumed public offering price of $     per share and after deducting
estimated underwriting discounts and offering expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes. As disclosed in this prospectus, under the terms of our acquisition agreement with Philips, we have agreed to pay $3.0 million in cash in connection with this acquisition. Some or all of the proceeds of this offering may be used for this purpose. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

     We will not receive any proceeds from the sale of common stock offered by the selling stockholder.

                          PRICE RANGE OF COMMON STOCK

     Our common stock commenced trading on the Nasdaq National Market on December 11, 1995 under the symbol "VSNR," and traded under that symbol until March 3, 1999. Our common stock is now traded under the symbol "SSFT." As of October 15, 2002, there were outstanding approximately 63,220,000 shares of common stock held by 570 stockholders of record. The following table sets forth for the periods indicated the high and low sale prices for our common stock as reported on the Nasdaq National Market.

                                                              HIGH     LOW
                                                              -----   -----
FISCAL 2002:
  First Quarter.............................................  $6.00   $2.88
  Second Quarter............................................   8.85    5.30
  Third Quarter.............................................   7.94    3.15
  Fourth Quarter (through October 18, 2002).................   4.99    3.15
FISCAL 2001:
  First Quarter.............................................  $1.69   $0.66
  Second Quarter............................................   1.69    0.50
  Third Quarter.............................................   1.68    1.20
  Fourth Quarter............................................   5.50    1.35
FISCAL 2000:
  First Quarter.............................................  $6.81   $3.72
  Second Quarter............................................   5.00    2.22
  Third Quarter.............................................   2.81    1.28
  Fourth Quarter............................................   1.75    0.41

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2002:

     - on an actual basis, and

     - as adjusted to reflect the sale by us of 1,000,000 shares of our common stock at an assumed public offering price of $4.80 per share, less the underwriting discounts and commissions and estimated offering expenses.

     This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                                     AS OF JUNE 30, 2002
                                                              ---------------------------------
                                                                  ACTUAL         AS ADJUSTED
                                                              --------------   ----------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................    $   18,272       $     22,372
                                                                ----------       ------------
Notes payable...............................................         3,789              3,789
                                                                ----------       ------------
Stockholders' equity:
  Preferred stock, $0.001 par value; 40,000,000 shares
     authorized; 3,562,238 shares issued and outstanding
     (liquidation preference $4,631,000)....................         4,631              4,631
  Common stock, $0.001 par value; 140,000,000 shares
     authorized; 65,266,899 and 64,610,899 shares issued and
     outstanding, actual, respectively; and 66,266,899 and
     65,610,899 shares issued and outstanding, as adjusted,
     respectively...........................................            65                 66
  Additional paid-in capital................................       269,612            273,711
  Treasury stock at cost (656,000 and no shares,
     respectively)..........................................        (1,031)            (1,031)
  Deferred compensation.....................................          (225)              (225)
  Accumulated other comprehensive loss......................          (170)              (170)
  Accumulated deficit.......................................      (154,191)          (154,191)
                                                                ----------       ------------
     Total stockholders' equity.............................       118,691            122,791
                                                                ----------       ------------
       Total capitalization.................................       122,480            126,580
                                                                ==========       ============

                                    DILUTION

     If you invest in our common stock your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

     Our net tangible book value on June 30, 2002 was $17.1 million or $0.27 per share of common stock. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less our total liabilities. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 1.0 million shares of common stock offered by this prospectus at an assumed public offering price of $4.80 per share and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our net tangible book value would have been approximately $21.2 million, or $0.32 per share. This represents an immediate increase in net tangible book value of $0.05 per share to existing stockholders and an immediate dilution in net tangible book value of $4.48 per share to new investors. The following table illustrates the per share dilution:

Estimated public offering price per share...................          $4.80
  Net tangible book value per share as of June 30, 2002.....  $0.27
  Increase per share attributable to new investors..........   0.05
                                                              -----
Net tangible book value per share after this offering.......           0.32
                                                                      -----
Dilution in net tangible book value per share to new
  investors.................................................          $4.48
                                                                      =====

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

     The statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data as of December 31, 2001 and 2000 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1998 and 1997 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, which are not included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2002 and 2001 and the balance sheet data as of June 30, 2002 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

     On March 2, 1999, we acquired ScanSoft, Inc., an indirect wholly-owned subsidiary of Xerox Corporation. On June 30, 1999, we acquired certain assets and liabilities of MetaCreations Corporation. On March 13, 2000, we acquired Caere. On December 12, 2001, we acquired substantially all of the speech and language technology operations of L&H. These acquisitions were each accounted for under the purchase method of accounting. Accordingly, the results of operations from the ScanSoft, MetaCreations, Caere and L&H acquisitions are included in our results of operations from the applicable acquisition dates.

     Through December 1998, we developed and sold scanner hardware and software products. On January 6, 1999, we sold our hardware business. Accordingly, the results of the hardware business are included in our results of operations through the date of disposal.

                                                                                        SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  --------------------------------------------------   ------------------
                                    1997      1998      1999       2000       2001       2001      2002
                                  --------   -------   -------   --------   --------   --------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenue.....................  $ 57,623   $79,070   $31,629   $ 49,055   $ 63,855   $ 27,365   $49,949
                                  --------   -------   -------   --------   --------   --------   -------
Costs and expenses:
  Cost of revenue...............    50,725    59,370     7,602     12,692     12,849      5,718     8,738
  Research and development......     8,115     4,408     6,920     14,967     13,968      6,434    14,053
  Selling, general and
    administrative..............    22,428    19,150    14,509     28,205     26,449     12,400    20,639
  Amortization of intangible
    assets......................        --        --     1,921     22,586     27,520     13,667     6,728
  Restructuring and other
    charges, net(1).............       675        --       346      4,811         --         --     1,041
  Acquired in-process research
    and development(2)..........        --        --     3,944     18,291         --         --        --
                                  --------   -------   -------   --------   --------   --------   -------
    Total costs and expenses....    81,943    82,928    35,242    101,552     80,786     38,219    51,199
                                  --------   -------   -------   --------   --------   --------   -------
Loss from operations............   (24,320)   (3,858)   (3,613)   (52,497)   (16,931)   (10,854)   (1,250)
Other income (expense), net.....       940        53     1,015       (282)      (263)      (139)      (10)
                                  --------   -------   -------   --------   --------   --------   -------
Loss before income taxes........   (23,380)   (3,805)   (2,598)   (52,779)   (17,194)   (10,993)   (1,260)
Provision for (benefit from)
  income taxes..................        --        --       150        472       (317)       303      (328)
                                  --------   -------   -------   --------   --------   --------   -------
Net loss........................  $(23,380)  $(3,805)  $(2,748)  $(53,251)  $(16,877)  $(11,296)  $  (932)
                                  ========   =======   =======   ========   ========   ========   =======
Net loss per share: basic and
  diluted.......................  $  (1.20)  $ (0.19)  $ (0.11)  $  (1.26)  $  (0.34)  $  (0.24)  $ (0.01)
                                  ========   =======   =======   ========   ========   ========   =======
Weighted average common shares
  outstanding: basic and
  diluted.......................    19,450    19,728    25,630     42,107     49,693     47,520    63,173
                                  ========   =======   =======   ========   ========   ========   =======

                                                            AS OF DECEMBER 31,                    AS OF
                                             -------------------------------------------------   JUNE 30,
                                              1997      1998      1999       2000       2001       2002
                                             -------   -------   -------   --------   --------   --------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..............................  $14,452   $ 8,123   $ 5,224   $  2,633   $ 14,324   $ 18,272
Working capital (deficit)..................    8,389     6,569     7,031     (6,484)     9,318     17,711
Total assets...............................   33,550    28,445    29,982    109,480    142,070    145,082
Long-term liabilities......................      125        91        --      2,172      6,370      4,931
Total stockholders' equity.................   10,930     7,582    21,924     87,461    114,534    118,691

---------------

(1) See Note 12 to Notes to Consolidated Financial Statements.

(2) See Note 11 to Notes to Consolidated Financial Statements.

                      SELECTED QUARTERLY OPERATING RESULTS

    The following table sets forth unaudited quarterly consolidated statement of operations data for the ten quarters ended June 30, 2002 as well as the percentage of net revenues represented by each item. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus, and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the operating results for the full year ending December 31, 2002 or any future period.

                                                            QUARTER ENDED
                                   ----------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     2000       2000       2000        2000       2001       2001
                                   --------   --------   ---------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenue......................  $  7,166   $ 13,817    $13,259    $13,719    $12,501    $14,864
Costs and expenses:
 Cost of revenue.................     2,441      4,084      2,962      3,205      2,890      2,828
 Research and development........     3,235      4,820      3,830      3,082      3,197      3,238
 Selling, general and
   administrative................     5,188      8,614      6,463      6,846      6,286      6,113
 Amortization of intangible
   assets........................     1,914      7,098      6,787      6,787      6,834      6,833
 Restructuring and other charges,
   net(1)........................        --      4,956         --       (145)        --         --
 Acquired in-process research and
   development(2)................    18,291         --         --         --         --         --
                                   --------   --------    -------    -------    -------    -------
Total costs and expenses.........    31,069     29,572     20,042     19,775     19,207     19,012
                                   --------   --------    -------    -------    -------    -------
Income (loss) from operations....   (23,903)   (15,755)    (6,783)    (6,056)    (6,706)    (4,148)
Other income (expense), net......        35        (35)      (257)       (25)      (133)        (5)
                                   --------   --------    -------    -------    -------    -------
Income (loss) before income
 taxes...........................   (23,868)   (15,790)    (7,040)    (6,081)    (6,839)    (4,153)
Provision (benefit) for income
 taxes...........................        70        238         36        128         61        242
                                   --------   --------    -------    -------    -------    -------
Net income (loss)................  $(23,938)  $(16,028)   $(7,076)   $(6,209)   $(6,900)   $(4,395)
                                   ========   ========    =======    =======    =======    =======
Net income (loss) per share:
 Basic...........................  $  (0.78)  $  (0.35)   $ (0.15)   $ (0.13)   $ (0.15)   $ (0.09)
                                   ========   ========    =======    =======    =======    =======
 Diluted.........................  $  (0.78)  $  (0.35)   $ (0.15)   $ (0.13)   $ (0.15)   $ (0.09)
                                   ========   ========    =======    =======    =======    =======
Weighted average common shares
 outstanding:
 Basic...........................    30,529     45,918     45,963     46,032     46,100     48,939
                                   ========   ========    =======    =======    =======    =======
 Diluted.........................    30,529     45,918     45,963     46,032     46,100     48,939
                                   ========   ========    =======    =======    =======    =======
AS A PERCENTAGE OF NET REVENUE:
Net revenue......................     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Costs and expenses:
 Cost of revenue.................      34.1       29.5       22.1       23.3       23.1       19.0
 Research and development........      45.1       34.9       28.9       22.5       25.6       21.8
 Selling, general and
   administrative................      72.4       62.3       48.7       50.0       50.3       41.1
 Amortization of intangible
   assets........................      26.7       51.4       51.2       49.4       54.6       46.0
 Restructuring and other charges,
   net...........................        --       35.9         --       (1.1)        --         --
 Acquired in-process research and
   development...................     255.2         --         --         --         --         --
                                   --------   --------    -------    -------    -------    -------
Total costs and expenses.........     433.5      214.0      151.2      144.1      153.6      127.9
                                   --------   --------    -------    -------    -------    -------
Income (loss) from operations....    (333.5)    (114.0)     (51.2)     (44.1)     (53.6)     (27.9)
Other income (expense), net......       0.5       (0.3)      (1.9)      (0.2)      (1.1)      (0.0)
                                   --------   --------    -------    -------    -------    -------
Income (loss) before income
 taxes...........................    (333.0)    (114.3)     (53.1)     (44.3)     (54.7)     (27.9)
(Provision) benefit for income
 taxes...........................      (1.0)      (1.7)      (0.3)      (0.9)      (1.0)      (1.6)
                                   --------   --------    -------    -------    -------    -------
Net income (loss)................    (334.0%)   (116.0%)    (53.4%)    (45.2%)    (55.2%)    (29.5%)
                                   ========   ========    =======    =======    =======    =======

                                                 QUARTER ENDED
                                   ------------------------------------------
                                   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     2001        2001       2002       2002
                                   ---------   --------   --------   --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net revenue......................   $16,765    $18,587    $23,765    $26,184
Costs and expenses:
 Cost of revenue.................     3,498      3,633      4,129      4,609
 Research and development........     3,582      3,951      6,986      7,067
 Selling, general and
   administrative................     6,544      6,368      9,711     10,928
 Amortization of intangible
   assets........................     6,833      7,020      4,499      2,229
 Restructuring and other charges,
   net(1)........................        --         --      1,041         --
 Acquired in-process research and
   development(2)................        --         --         --         --
                                    -------    -------    -------    -------
Total costs and expenses.........    20,457     20,972     26,366     24,833
                                    -------    -------    -------    -------
Income (loss) from operations....    (3,692)   ( 2,385)    (2,601)     1,351
Other income (expense), net......        13       (138)       (75)        65
                                    -------    -------    -------    -------
Income (loss) before income
 taxes...........................    (3,679)    (2,523)    (2,676)     1,416
Provision (benefit) for income
 taxes...........................      (465)      (155)       206       (534)
                                    -------    -------    -------    -------
Net income (loss)................   $(3,214)   $(2,368)   $(2,882)   $ 1,950
                                    =======    =======    =======    =======
Net income (loss) per share:
 Basic...........................   $ (0.06)   $ (0.04)   $ (0.05)   $  0.03
                                    =======    =======    =======    =======
 Diluted.........................   $ (0.06)   $ (0.04)   $ (0.05)   $  0.03
                                    =======    =======    =======    =======
Weighted average common shares
 outstanding:
 Basic...........................    50,875     52,858     62,304     67,595
                                    =======    =======    =======    =======
 Diluted.........................    50,875     52,858     62,304     76,677
                                    =======    =======    =======    =======
AS A PERCENTAGE OF NET REVENUE:
Net revenue......................     100.0%     100.0%     100.0%    100.0%
Costs and expenses:
 Cost of revenue.................      20.8       19.5       17.4       17.6
 Research and development........      21.4       21.3       29.3       27.0
 Selling, general and
   administrative................      39.0       34.3       40.9       41.7
 Amortization of intangible
   assets........................      40.8       37.8       18.9        8.5
 Restructuring and other charges,
   net...........................        --         --        4.4         --
 Acquired in-process research and
   development...................        --         --         --         --
                                    -------    -------    -------    -------
Total costs and expenses.........     122.0      112.4      110.9       94.8
                                    -------    -------    -------    -------
Income (loss) from operations....     (22.0)     (12.8)     (10.9)       5.2
Other income (expense), net......       0.1       (0.7)      (0.3)       0.2
                                    -------    -------    -------    -------
Income (loss) before income
 taxes...........................     (21.9)     (13.5)     (11.2)       5.4
(Provision) benefit for income
 taxes...........................       2.7        0.8       (0.9)       2.0
                                    -------    -------    -------    -------
Net income (loss)................     (19.2%)    (12.7%)    (12.1%)     7.4%
                                    =======    =======    =======    =======

---------------

(1) See Note 12 to Notes to Consolidated Financial Statements.

(2) See Note 11 to Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in the prospectus. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in "Risk Factors" starting on page 5 and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of software that enables the capture and conversion of information, including documents, images and speech, into digital applications. Our products and technologies replace manual processes with automated solutions that help enterprises, professionals and consumers increase productivity, reduce costs and save time. Our products are built upon core technologies in digital capture and speech, and are sold as solutions into the financial, legal, healthcare, government, telecommunications and automotive industries. We focus on markets where we can exercise market leadership, where significant barriers to entry exist and where we possess competitive advantages, because of the strength of our technologies, products, channels and business processes.

     On December 12, 2001, we acquired substantially all of the speech and language technologies operations of L&H. Consideration for the transaction comprised $10 million in cash, a $3.5 million note and 7.4 million shares of our common stock having a value of $27.8 million. The operations acquired include text-to-speech, speech recognition and dictation, and voice control technologies.

     On October 7, 2002, we entered into an agreement with Royal Philips Electronics to acquire the Philips Speech Processing Telephony and Voice Control business units and related intellectual property. Consideration for the transaction will consist of $3.0 million in cash, a $4.9 million note due December 31, 2003 bearing 5.0% interest per annum and a $27.5 million three-year, zero-interest debenture, convertible at any time into shares of our common stock at $6.00 per share. We expect that this transaction will close during the first quarter of 2003. The technology to be acquired includes several speech recognition and voice control products.

RESULTS OF OPERATIONS

     The following table presents, as a percentage of total revenue, certain selected financial data for each of the three years in the period ended December 31 and the six months ended June 30, 2002:

                                                                                     SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,      ENDED
                                                          ------------------------    JUNE 30,
                                                          1999      2000     2001       2002
                                                          -----    ------    -----   ----------
Net revenue.............................................  100.0%    100.0%   100.0%    100.0%
Costs and expenses:
Cost of revenue.........................................   24.0      25.9     20.1      17.5
  Research and development..............................   21.9      30.5     21.9      28.1
  Selling, general and administrative...................   45.9      57.5     41.4      41.3
  Amortization of intangible assets.....................    6.1      46.0     43.1      13.5
  Restructuring and other charges, net(1)...............    1.0       9.8       --       2.1
  Acquired in-process research and development(2).......   12.5      37.3       --        --
                                                          -----    ------    -----     -----
Total costs and expenses................................  111.4     207.0    126.5     102.5
                                                          -----    ------    -----     -----
Loss from operations....................................  (11.4)   (107.0)   (26.5)     (2.5)
Other income (expense), net.............................    3.2      (0.6)    (0.4)     (0.0)
                                                          -----    ------    -----     -----
Loss before income taxes................................   (8.2)   (107.6)   (26.9)     (2.5)
Provision for (benefit from) for income taxes...........    0.5       1.0     (0.5)     (0.6)
                                                          -----    ------    -----     -----
Net loss................................................   (8.7%)  (108.6%)  (26.4%)    (1.9%)
                                                          =====    ======    =====     =====

---------------

(1) See Note 12 of Notes to Consolidated Financial Statements.

(2) See Note 11 of Notes to Consolidated Financial Statements.

GENERAL

     We derive our revenue from sales of our software products to customers through distribution partners and value-added resellers, royalty revenues from OEM partners, license fees from sales of our products to customers and from services, primarily maintenance associated with software license transactions.

     Sales of our software products through distribution partners and value-added resellers provide certain rights of return. As a result, we make estimates of potential future product returns related to products sold to distributors. Our estimates of sales returns and allowance reserves are based on inventory levels at distributors and value-added resellers as well as historical returns, current economic trends, and obsolescence based on new product introductions. The judgments and estimates used in connection with establishing the sales returns may be material in any accounting period. If actual returns differ significantly from those estimates, such differences may have a material impact on the results of operations for the period in which the actual returns become known. Similarly, we must make estimates of the uncollectibility of our accounts receivable. We specifically analyze accounts receivable and analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

     Royalty revenues derived from sales to certain OEM partners are based on estimates of additional deployments of the licenses by the customer in the most recent reporting period. If actual additional licenses differ significantly from estimates made based on historical experience, such differences may have a material impact on the results of operations for the period in which the actual licenses deployed become known.

     If our experience changes dramatically due to changes in the market, changes in our customer base, seasonality or other economic factors, our ability to make such estimates may be impacted and therefore we may be unable to recognize revenue until these rights lapse or until we receive royalty payments. Historically, we have not experienced material differences between estimated and actual revenue in any reporting period.

     Cost of revenue consists primarily of material costs, third-party royalties, fulfillment and salaries for product support personnel and related costs associated with contracts, which are accounted for under the percentage of completion method of accounting. Currently, most of our software products are manufactured, packaged and shipped by GlobalWare Solutions on a worldwide basis.

     Research and development expense consists primarily of salary and benefits costs of engineers. We believe that the development of new products and the enhancement of existing products are essential to our success. Accordingly, we plan to continue to invest in research and development activities. To date, we have not capitalized any development costs as the cost incurred after technological feasibility but before release of product has not been significant.

     Selling expenses include salaries, commissions, advertising, direct mail, public relations, trade shows, travel and other related sales and marketing expenses. General and administrative expenses include personnel costs for administration, finance, human resources, information systems and general management, in addition to legal and accounting expenses and other professional services. We attempt to control selling, general and administrative expense; however, if revenue continues to grow, we expect selling, general and administrative expense to increase to support our growing operations. In addition, we may increase selling, general and administrative expenses in advance of revenue to support expected future revenue growth in specific product lines or geographic regions.

THREE AND SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO JUNE 30, 2001

Net Revenue

     Net revenue for the three months ended June 30, 2002 increased by $11.3 million or 76% from the comparable period in 2001. The increase was primarily the result of revenue generated by the release of our speech recognition and dictation products in North America and Europe in retail channels. In addition, licensing fees from our text-to-speech products continued to grow steadily throughout the quarter ended June 30, 2002. This revenue growth was offset by a decrease in revenues generated by our digital capture products due to lower royalties from certain OEM customers in the same quarter. Revenue generated by our digital capture products was higher for the three months ended June 30, 2001 as a result of the a new product launch, which occurred in the second quarter of 2001.

     Net revenue for the six months ended June 30, 2002 increased by $22.6 million or 83% from the comparable period in 2001. The growth in revenue for the six months ended June 30, 2002 was the result of revenue generated from our speech products. Additionally, revenue from our digital capture products increased from the comparable period in 2001, due to an increase in our digital paper management product line, as well as the recognition of revenue, previously deferred, on a significant long-term OEM contract.

     Geographic revenue classification is based on the country in which the sale is invoiced. Revenue for the three months ended June 30, 2002 was 71% North America and 29% international versus 82% and 18%, respectively, for the comparable period in 2001. Revenue for the six months ended June 30, 2002 was 75% North America and 25% international, versus 79% and 21%, respectively, for the comparable period in 2001.

     A number of our OEM partners distribute their products throughout the world and do not provide us with the geographical dispersion of their products. We believe that if provided with this information, our geographical revenue classification would indicate a higher international percentage. Based on an estimate that factors our OEM partners' geographical revenue mix to our revenues generated from these OEM partners, revenue for the three months ended June 30, 2002 is approximately 66% North America and 34% international, compared to 77% and 23%, respectively, for 2001. Revenue for the six months ended

June 30, 2002, based on this estimate, is approximately 68% North America and 32% international, compared to 73% North America and 27% international. The increase in our international revenue is driven primarily from Europe and Asia and was the result of increased sales and marketing resources, the addition of resellers, the release of our speech recognition and dictation products, as well as increased revenue from embedded text-to-speech technologies.

     The breakdown of net revenue for the three months ended June 30, 2002 was 44% VAR/retail, 19% direct and 37% OEM compared to 42% VAR/retail, 30% direct and 28% OEM for the same period in 2001. The breakdown of revenue for the six months ended June 30, 2002 was 42% VAR/retail, 20% direct, and 38% OEM compared to 48% VAR/retail, 23% direct, and 29% OEM for the same period in 2001. The increase in VAR/retail for the three months ended June 30, 2002 is attributable to an increase in sales from our speech and language technology products, primarily from the release of our speech recognition and dictation products in North America and Europe. The increase in OEM for both the three and six months ended June 30, 2002 is the result of increased contracts with our OEM partners, including the recognition of revenue previously deferred on a significant long-term OEM contract. Direct revenue is higher for the three and six months ended June 30, 2001 as a result of the release of a new version of our digital capture product, which occurred in the second quarter of 2001. We anticipate the overall mix of revenue to remain consistent with the first six months ended June 30, 2002.

Cost of Revenue

     Cost of revenue for the three months ended June 30, 2002 was $4.6 million or 17.6% of revenue, compared to $2.8 million or 19.0% of revenue in the comparable period of 2001. Cost of revenue for the six months ended June 30, 2002 was $8.7 million or 17.5% of revenue, compared to $5.7 million or 20.9% for the same period in 2001. The increase in cost of revenue in absolute dollars for both the three and six months ended June 30, 2002 is directly attributable to the increase in the volume of product sales to the VAR/retail customers offset by decreased sales to direct customers as well as increased embedded text-to-speech revenue which bear a higher cost than our normal software products. The decrease in cost of revenue as a percentage of revenue for both the three and six months ended June 30, 2002 is due to a higher proportion of OEM and corporate licensing revenues and lower supply chain logistics and direct fulfillment costs.

Research and Development Expense

     Research and development costs were $7.1 million or 27.0% of revenue for the three months ended June 30, 2002, compared to $3.2 million or 21.8% of revenue for the comparable period in 2001. Research and development costs for the six months ended June 30, 2002 were $14.1 million or 28.1% of revenue, compared to $6.4 million or 23.5% for the comparable period in 2001. The increase in research and development expense for both the three and six months ended June 30, 2002 is the result of increased headcount and costs associated with the L&H acquisition. Headcount was increased by approximately 138 employees with the L&H acquisition in December 2001. Cost savings from the restructuring actions taken in 2002, as referred to below, for the first three months ended June 30, 2002 were $0.2 million.

Selling, General and Administrative Expense

     Selling, general and administrative expense for the three months ended June 30, 2002 was $11.0 million or 41.7% of revenue, compared to $6.1 million or 41.1% of revenue for the same period in 2001. Selling, general and administrative expense for the six months ended June 30, 2002 was $20.7 million or 41.3% of revenue, compared to $12.4 million or 45.3% for the six months ended June 30, 2001. The increase in selling, general and administrative expense in absolute dollars for both the three and six months ended June 30, 2002 is the result of increased headcount of approximately 74 employees primarily in sales and marketing, added facility costs, and legal expenses related to our increased patent and trademark portfolio acquired from L&H. The decrease in selling, general and administrative expense as a percentage of revenue for the six months ended June 30, 2002 is the result of synergies associated with the L&H acquisition, focused marketing spending and revenue growth.

Amortization of Intangible Assets and Acquired In-Process Research and
Development

     Amortization of intangible assets for the three months ended June 30, 2002 was $2.2 million compared to $6.8 million for the comparable period in 2001. Amortization of intangible assets for the six months ended June 30, 2002 was $6.7 million compared to $13.7 million for the comparable period in 2001. The decrease in amortization expense is partially attributable to the adoption of SFAS 142, as a result of which we ceased the amortization of goodwill and acquired workforce of approximately $2.6 million per quarter. Additionally, amortization expense decreased $2.6 million in the three and six months ended June 30, 2002, due to certain intangible assets that became fully amortized in the first quarter of 2002. This reduction was offset by additional amortization of approximately $0.6 million and $1.1 million for the three and six months ended June 30, 2002 from the L&H acquisition.

Restructuring and Other Charges, Net

     In January 2002, we announced, and in March 2002, completed a restructuring plan to consolidate facilities, worldwide sales organizations, research and development teams and other personnel following the December 12, 2001 L&H acquisition. As a result, we exited facilities in both North America and Europe, eliminating 21 employee positions including 12 in research and development and 9 in selling, general and administrative functions. In the first quarter of 2002, we recorded a restructuring charge in the amount of $0.6 million for severance payments to these employees and a restructuring charge of $0.4 million for certain termination fees to be incurred as a result of exiting the facilities, including the write-off of previously recorded assembled workforce of $0.1 million.

     For the six months ended June 30, 2002, we paid a total of $0.4 million in severance payments, of which $0.3 million relates to the March 2002 restructuring and $0.1 million relates to severance paid to the former Caere President and CEO, pursuant to a 2000 restructuring charge.

     At June 30, 2002, the remaining restructuring accrual from the current and prior restructuring activities amounted to $1.1 million. This balance is comprised of $0.6 million of severance and lease exit costs resulting from the 2002 restructuring and $0.5 million of severance to the former Caere President and CEO. All amounts relating to the 2002 restructuring will be paid in full over the course of 2002. The severance due to the former Caere President and CEO will be paid through March 2005.

     We anticipate that the 2002 restructuring action will provide future cost savings of $0.9 million, for the remaining six months of 2002, of which $0.7 million relates to employee related costs and $0.2 million relates to lease exit costs.

Income (Loss) from Operations

     As a result of the above factors, income from operations was approximately $1.4 million in the three months ended June 30, 2002 compared to a loss of approximately ($4.1) million in the comparable period in 2001; while loss from operations was approximately ($1.3) million in the six months ended June 30, 2002 compared with a loss of ($10.9) million in the comparable period in 2001.

Other Income (Expense), Net

     Other income (expense), net was $65,000 for the three months ended June 30, 2002, compared to ($5,000) for the same period in 2001. Other income (expense), net was ($10,000) for the six months ended June 30, 2002 compared to ($139,000) for the same period in 2001. The change in other income (expense), net for both the three and six months ended June 30, 2002 from the comparable periods of 2001 is the result of higher interest income, $113,000 of which was earned on an IRS tax refund received in the second quarter of 2002, and lower foreign currency losses, offset by higher interest expense due to increased principal amount of loans outstanding.

Income (Loss) Before Income Taxes

     Income before income taxes was approximately $1.4 million in the three months ended June 30, 2002 compared to a loss of approximately ($4.2) million in the comparable period in 2001; our loss from operations was approximately ($1.3) million in the six months ended June 30, 2002, compared with a loss of ($11.0) million in the comparable period in 2001.

Income Taxes

     The (benefit from) income taxes of ($0.5) million for the three months ended June 30, 2002 and consisted of foreign and state tax provisions of $0.1 million and $0.3 million, respectively for which no operating loss carryforwards are available to offset the related taxable income, offset by a federal tax benefit of ($0.9) million related to a refund of taxes paid by Caere prior to the acquisition by us. The provision for income taxes of $242,000 for the three months ended June 30, 2001 consisted of foreign and state tax provisions of $67,000 and $175,000, respectively.

     The (benefit from) income taxes of ($0.3) million for the six months ended June 30, 2002 consisted of foreign and state tax provisions of $0.1 million and $0.4 million, respectively, offset by the federal tax benefit of ($0.9) million. The provision for income taxes of $0.3 million for the six months ended June 30, 2001 consisted of foreign and state tax provisions of $108,000 and $214,000, respectively, and a state tax benefit of ($19,000).

Net Income (Loss)

     As a result of all these factors, net income totaled approximately $2.0 million in the three months ended June 30, 2002, compared to a net loss of approximately ($4.4) million in the three months ended June 30, 2001; while net loss totaled approximately ($0.9) million in the six months ended June 30, 2002, compared with a net loss of approximately ($11.3) million in the six months ended June 30, 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

Net Revenue

     Net revenue of $63.9 million for 2001 increased by $14.8 million or 30% from the comparable period in 2000. The increase in revenue was due to the release of upgrades to products in our digital capture product line which resulted in increased unit sales as well as slightly higher average selling prices associated with the upgraded products. In addition we generated revenue from a significant contract with an OEM customer.

     The increase in revenue came primarily from our document and PDF conversion products, which increased by approximately $10.0 million from the comparable period in 2000. The additional revenue growth of $4.8 million came primarily from our other digital capture products. Late in the fourth quarter we released two new versions of our electronic forms products, and during the third quarter we released a new version of our digital paper management solution. We also benefited to a smaller degree from speech revenue as a result of the L&H acquisition on December 12, 2001.

     North America accounted for 79% of 2001 revenue, and Europe accounted for 21% versus 82% and 18%, respectively, for the comparable period in 2000. The release of international versions for two of our digital capture products contributed to the revenue growth in Europe for 2001.

     The breakdown of net revenue for 2001 was 46% VAR/retail, 24% direct, and 30% OEM. The breakdown of net revenue for the same period in 2000 was 52% VAR/retail, 20% direct, and 28% OEM.

     During 2001, Ingram Micro, a retail distributor, accounted for 28% of our net revenue; Digital River, our direct fulfillment partner, accounted for 15% of our net revenue; and Xerox, a related party and an OEM customer, accounted for 11% of our net revenue. During 2000, Ingram Micro accounted for 27% of our net revenue; Digital River accounted for 11% of our net revenue; and Xerox accounted for 11% of our net revenue.

Cost of Revenue

     Cost of revenue in 2001 was $12.8 million or 20% of revenue, compared to $12.7 million or 26% of revenue in the comparable period of 2000. The decrease in cost of revenue as a percentage of revenue from the comparable period in 2000 is directly attributed to the consolidation of our worldwide manufacturing fulfillment activities and cost savings initiatives we introduced in the second quarter of 2000. This decrease was partially offset by an increase in the cost of revenue in the second half of 2001, as a result of costs associated with engineering efforts under a significant OEM contract.

Research and Development Expense

     Research and development costs were $14.0 million or 22% of revenue in 2001, compared to $14.9 million or 31% of revenue in 2000. The decrease in research and development expense as a percentage of revenue is a result of certain expenses associated with OEM engineering efforts being charged to cost of revenues as well as increased revenues compared to the prior period. Additionally, during 2000, we transferred certain digital capture development activities from Los Gatos, California to Budapest, Hungary.

Selling, General and Administrative Expense

     Selling, general and administrative expenses were $26.4 million or 41% of revenue in 2001 compared to $28.2 million or 58% of revenue for the same period in 2000. The absolute dollar decrease in selling, general and administrative expense from the same period in 2000 was a result of cost reduction efforts undertaken during the first and second quarters of 2000. Additionally, we realized a gain of approximately $1.0 million primarily due to the favorable settlement of investment banking fees associated with the Caere acquisition. The decrease in selling, general and administrative expense as a percentage of revenue from the same period in 2000 is a result of the decreased expenses as noted above, the realized gain and increased revenues compared to the prior period.

Amortization of Intangible Assets and Acquired In-Process Research and
Development

     Amortization of intangible assets for 2001 was $27.5 million compared to $22.6 million for the same period in 2000. The increase in amortization of intangible assets of $4.9 million compared to the same period in 2000, resulted from a full 12 months of amortization for the Caere acquisition being taken during 2001 versus approximately nine months in 2000 due to the timing of the Caere acquisition which was completed on March 13, 2000. In connection with the Caere acquisition, $18.3 million was charged to operations upon consummation of the acquisition, which represented acquired in-process research and development on development projects that had not yet reached technological feasibility and had no alternative future use. Amortization expense associated with the L&H acquisition included in the results of operations amounted to $0.2 million for the year ended December 31, 2001.

Restructuring and Other Charges, Net

     There were no restructuring or other charges, net, in 2001, compared with approximately $4.8 million in 2000. In connection with the acquisition of Caere in the first quarter of 2000, we identified 46 employees of Caere whose positions were eliminated upon consummation of the acquisition. These positions included 22 in research and development, 14 in general and administrative functions, and 10 in sales and marketing. Additionally, the Caere president and CEO position was eliminated. As a result, we established, as part of the purchase price allocation, a restructuring reserve of $0.5 million for severance payments to employees, and a restructuring reserve of $1.1 million for severance to the Caere former president and CEO, the payments of which will continue through March 2005.

     In June 2000, we implemented a restructuring plan to strategically refocus our business and bring operating expenses in line with net revenues. As a result, we eliminated 65 employee positions including 29 in research and development, 13 in general and administrative functions and 23 in support and marketing. We recorded a restructuring charge in the amount of $1.1 million for severance payments to these employees and a restructuring charge of $0.4 million for certain termination fees to be incurred as a result of exiting the Los Gatos, California facility. Additionally, we wrote off $3.5 million of net intangible assets acquired as part of the Caere acquisition including the acquired work force of $1.1 million and the favorable building lease of $2.4 million, which were impaired as a result of the restructuring action. At the time of the restructuring, management expected these restructuring actions to reduce operating expenses by approximately $10 million on an annualized basis. Annualized cost savings realized from these actions amounted to $13.6 million.

     For the years ended December 31, 2001 and 2000, we paid $0.8 million and $1.1 million, respectively in severance payments related to these restructuring actions. The remaining severance balance of $0.6 million primarily relates to severance for the former Caere President and CEO and will be paid through March 2005.

Loss from Operations

     As a result of the above factors, loss from operations totaled approximately ($16.9) million in 2001 compared to loss from operations of approximately ($52.5) million in 2000.

Other Income (Expense), Net

     Interest income was $0.2 million and $0.1 million for 2001 and 2000, respectively. The increase in interest income from 2000 to 2001, was a result of significantly higher cash, cash equivalents and short-term investments, which were generated from operations. Interest expense consists of interest incurred for borrowings under credit facilities and short-term notes. Interest expense was $0.2 million and $0.6 million for 2001 and 2000, respectively. The decrease in interest expense from 2000 to 2001 resulted from the repayment of all bank borrowings under the bank credit facility during May 2001. Other expense in 2001 consists primarily of foreign exchange gains and losses realized upon foreign exchange transactions being settled and the write-off of an investment of $0.2 million recorded under the cost method, which was deemed to be impaired.

Loss Before Income Taxes

     As a result of the above factors, loss before income taxes was approximately ($17.2) million in 2001 compared to a loss before income taxes of approximately ($52.8) million in 2000.

Income Taxes

     The (benefit from) income taxes of ($0.3) million for the year ended December 31, 2001 reflects a reduction of approximately $0.7 million in amounts accrued for income taxes upon favorable completion of a state tax audit of Caere for 1996 and 1997. This benefit was offset by tax provisions for foreign and state jurisdictions for which net operating losses were limited or for which no net operating loss carryforwards were available. This compares to tax provisions of $0.5 million for the year ended December 31, 2000, which related to foreign and state income taxes.

     At December 31, 2001 and 2000, we had federal net operating loss carryforwards of approximately $90 million and $105 million, respectively, of which approximately $4.1 million and $2.8 million, respectively, relate to tax deductions from stock compensation. The tax benefit related to the stock compensation, when realized, will be accounted for as additional paid-in capital rather than as a reduction of the provision for income tax. At December 31, 2001 we had federal and state research and development credit carryforwards of approximately $2.8 million and $1.6 million, respectively. The net operating loss and credit carryforwards will expire at various dates through 2021, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. See Note 10 of the Notes to Consolidated Financial Statements.

Net Loss

     As a result of all these factors, net loss totaled approximately ($16.9) million in 2001, compared to a net loss of approximately ($53.3) million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO DECEMBER 31, 1999

Net Revenue

     Total revenue of $49.1 million for 2000 increased 55% compared to 1999 of $31.6 million. The increase in absolute dollars is primarily a result of a broader product line due to the acquisition of Caere on March 13, 2000. During 2000 product sales through direct channels, including the web sites of some of our OEM customers, online stores and our own web store accounted for $8.8 million, or 18% of our revenue, compared to 17% of revenue in 1999.

     During 2000, Ingram Micro, a retail distributor, accounted for 27% of our net revenue; Digital River, our direct fulfillment partner, accounted for 11% of our net revenue; and Xerox, an OEM customer, accounted for 11% of our net revenue. In 1999, Ingram Micro accounted for 24% of our revenue; Tech Data accounted for 15%; and Xerox accounted for 14%.

     Revenue derived outside of North America, primarily in Europe, was approximately 18% and 13% of total revenue in 2000 and 1999, respectively. International revenue in 2000 of $9.0 million, increased by $4.8 million from 1999 due primarily to the acquisition of Caere in March 2000. Since 1999 international sales have been denominated primarily in local currencies and these sales are subject to a number of risks inherent in doing business on an international level, such as unexpected fluctuations in currency exchange rates, regulatory requirements, import and export duties and restrictions, and the logistical difficulties of managing multinational operations, any of which could adversely impact the success of our international operations. The growth of our international business will depend, in part, on our ability to increase awareness of our products in international markets.

Cost of Revenue

     Cost of revenue increased to $12.7 million or 26% of revenue in 2000 compared to $7.6 million or 24% of revenue in 1999. The increase in absolute dollars and percentage of revenue was primarily attributable to the acquisition of Caere in March 2000 that resulted in multiple manufacturing providers, which reduced efficiencies and increased costs. By the end of 2000, we had consolidated our manufacturing providers.

Research and Development Expense

     Research and development costs were $14.9 million or 31% of revenue in 2000, an increase of $8.0 million from the $6.9 million or 22% of revenue reported in 1999. The increase in research and development spending is due to the added software engineering headcount from the acquisition of Caere on March 13, 2000 offset by the cost reduction actions in the second half of 2000.

Selling, General and Administrative Expense

     Selling, general and administrative expense in 2000 were $28.2 million or 58% of revenue, an increase of $13.7 million from the $14.5 million or 46% of revenue reported in 1999. The increase in selling, general, and administrative expense from 1999 to 2000, was due primarily to the acquisition of Caere on March 13, 2000, offset by cost reduction efforts in the second half of 2000 described further below.

Amortization of Intangible Assets and Acquired In-Process Research and
Development

     Amortization of intangible assets for 2000 was $22.6 million compared to $1.9 million for the same period in 1999. The increase in amortization expense was directly attributed to the Caere acquisition which was completed on March 13, 2000.

     As a result of the second quarter 2000 restructuring actions described below, certain intangible assets associated with the Caere acquisition were impaired. Accordingly, in 2000, we wrote off $3.5 million of net intangible assets including the acquired workforce amounting to $1.1 million and a favorable building lease amounting to $2.4 million.

     The in-process research and development charge of $3.9 million for 1999 reflects that portion of the purchase price of ScanSoft representing acquired in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately charged to expense in the consolidated statements of income upon consummation of the acquisition.

Restructuring and Other Charges, Net

     Restructuring and other charges, net, were approximately $4.8 million in 2000 compared with $346,000 in 1999. Restructuring charges of $346,000 in the first nine months of 1999 relate to the acquisition of ScanSoft and the subsequent consolidation of research and development operations and the move of our headquarters to Massachusetts, which resulted in the termination of 10 employees in California. The major components of these costs were approximately $188,000 in severance costs for the 10 employees and approximately $46,000 for disposed West Coast equipment. These costs also included $82,000 in non-refundable commitments associated with the West Coast development team, as well as $30,000 in other exit costs. All such costs were paid in 1999.

Loss from Operations

     As a result of the above factors, loss from operations totaled approximately ($52.5) million in 2000, compared to a loss of approximately ($3.6) million in 1999.

Other Income (Expense), Net

     Interest income was $0.1 million, and $0.2 million for 2000 and 1999, respectively. The decrease in interest income from 1999 to 2000 was a result of smaller invested cash balances and higher bank borrowings. Interest expense consists of interest incurred for borrowings under credit facilities and short-term notes. Interest expense was $0.6 million and $0.1 million for 2000 and 1999, respectively. The increase in interest expense from 1999 to 2000 resulted from increased bank borrowings under the bank credit facility.

Loss Before Income Taxes

     As a result of the above factors, loss before income taxes was approximately ($52.8) million compared with approximately ($2.6) million in 1999.

Income Taxes

     Provisions for income taxes of $0.5 million and $0.2 million for the years ended December 31, 2000 and 1999, respectively, represent taxes for foreign and state jurisdictions in which we do business and for which no net operating loss carryforwards were available.

     At December 31, 2000 and 1999, we had federal net operating loss carryforwards of approximately $105 million and $60 million, respectively, of which approximately $2.8 million and $1.3 million, respectively, related to tax deductions from stock compensation. The tax benefit related to the stock compensation benefit, when realized, will be accounted for as an addition to paid in capital rather than as a reduction of the provision for income tax. Research and development credit carryforwards as of December 31, 2000 and 1999 were $2.2 million for both years.

Net Loss

     As a result of all these factors, net loss totaled approximately ($53.3) million in 2000 compared to a net loss of approximately ($2.7) million in 1999.

Gain on Sale of the Hardware Business

     In the quarter ended March 31, 1999, we sold our hardware business to Primax Electronics, Ltd., for approximately $6.8 million and reported an operating gain of approximately $0.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Six Months Ended June 30, 2002

     As of June 30, 2002, we had cash and cash equivalents of $18.3 million and net working capital of $17.7 million compared to $14.3 million in cash and cash equivalents and net working capital of $9.3 million at December 31, 2001.

     Net cash provided by operating activities for the six months ended June 30, 2002 was $1.9 million compared to $4.0 million for the same period in 2001. Cash provided by operations in the 2002 period came primarily from operating income, as well as higher balances in accounts payable and accrued expenses, net of acquisition-related liabilities, which were offset by higher balances in accounts receivable, inventory, prepaid expenses and other current assets as well as the recognition of revenue on a long-term contract that was classified as deferred revenue at December 31, 2001, for which cash was collected in a prior period.

     Net cash used in investing activities during the six months ended June 30, 2002 was $5.7 million compared to $1,000 for the same period in 2001. Net cash used in investing activities during the 2002 period consisted of $1.8 million in capital expenditures, which included costs to build-out facilities in both North America and Europe, and $2.5 million of payments associated with acquisitions. Additionally, we paid $1.4 million to the former President and CEO of Caere in connection with the settlement of a non-competition and consulting agreement. The comparable period in 2001 included capital expenditures of $0.3 million, offset by $0.3 million in proceeds from the sale of property and equipment.

     Net cash provided by financing activities for the six months ended June 30, 2002 was $7.9 million compared to $1.6 million for the six months ended June 30, 2001. Net cash provided by financing activities during the six months ended June 30, 2002 consisted of proceeds of $2.3 million from the exercise of stock options and net proceeds of $5.7 million from a private placement of our common stock. This was partly offset by a $0.2 million payment on an outstanding capital lease obligation. Net cash provided by financing activities during the six months ended June 30, 2001 included proceeds of $5.0 million from the private placement of common stock partly offset by payments of $3.4 million to repay in full our prior line of credit.

     On October 7, 2002, we signed an agreement with Philips to acquire its Speech Processing Telephony and Voice Control business units, and related intellectual property. Under the terms of the agreement, we will pay Philips $3.0 million in cash, will issue a $4.9 million note due December 31, 2003 bearing 5.0% interest per annum and will issue a $27.5 million three-year, zero-interest debenture, convertible at any time into shares of our common stock at $6.00 per share. With respect to the cash payment, we will pay $2.0 million at closing and an additional $1.0 million on the first anniversary of closing. We expect to close the transaction in the first quarter of 2003. We plan to satisfy the cash payment from our existing cash balances.

     On September 16, 2002, we repurchased, at a price of $4.79 per share, 1,461,378 shares of common stock from L&H. We also agreed to register the selling stockholder's remaining holdings of our common stock in an underwritten public offering. This offering is being made to fulfill this obligation. If this offering is not completed by January 1, 2003, the outstanding principal and interest under the $3.5 million promissory note that we issued in connection with the L&H acquisition will be immediately due and payable. See Note 4 to Notes to Consolidated Financial Statements.

     We have sustained recurring losses, with the exception of net income for the three months ended June 30, 2002, and had an accumulated deficit of $154.2 million at June 30, 2002. We expect that operating activities will continue to produce positive cash flows from operations during the second half of

2002. We also expect that we will be able to maintain our anticipated levels of operating expenses at levels commensurate with revenues to maintain positive cash flows from operations. We believe that cash flows from future operations in addition to cash on hand will be sufficient to meet our working capital, investing, financing and contractual obligations, including stock repurchase programs and the proposed Philips acquisition, for the foreseeable future.

     The following table outlines our contractual payment obligations as of June 30, 2002:

                                                          PAYMENTS DUE BY PERIOD
                                                  ---------------------------------------
                                                            WITHIN   WITHIN
                                                   TOTAL    1 YEAR   2 YEARS   THEREAFTER
                                                  -------   ------   -------   ----------
                                                              (IN THOUSANDS)
Contractual Obligations:
Notes payable including interest................  $ 4,504   $  948   $3,556      $   --
Operating leases................................    8,042    1,778    3,573       2,691
Caere acquisition related costs.................    2,868    1,638    1,230          --
                                                  -------   ------   ------      ------
Total contractual cash obligations..............  $15,414   $4,364   $8,359      $2,691
                                                  =======   ======   ======      ======

     We have not entered into any off-balance sheet arrangements or transactions with unconsolidated entities or other persons.

Year Ended December 31, 2001

     As of December 31, 2001, we had cash and cash equivalents of $14.3 million and net working capital of $9.3 million compared to $2.6 million in cash and short-term investments and a net working capital deficit of $6.5 million as of December 31, 2000.

     We generated $10.4 million of cash from our operating activities in 2001 compared to cash used for operations of $5.5 million in the same period in 2000. The cash generated from operations in 2001 came primarily from the results of operations, collection of amounts due for long-term contracts included in deferred revenue and decreased accounts receivables at the end of the quarter, which was offset by lower accounts payable and accrued expense balances.

     Cash used in investing activities in 2001 was $10.7 million compared to $0.4 million in cash provided in 2000. Cash used in 2001 consisted of $10.1 million for the L&H acquisition on December 12, 2001 and $1.0 million for property and equipment acquired, which was partly offset by proceeds of $0.3 million from the sale of property and equipment. Cash provided in 2000 included proceeds of $1.4 million acquired in connection with the Caere acquisition, which was offset by the acquisition of $1.0 million of capital equipment in the normal course of operations.

     Cash provided by financing activities in 2001 was $12.4 million compared to $2.6 million in 2000. The sale of 8.3 million shares of common stock to SWIB in 2001 yielded net proceeds of $15.7 million. This was partly offset by our repayment of $3.4 million on our bank line of credit, which was then terminated, and by our repurchase of approximately 656,000 shares of our common stock for $1.0 million. The repurchase was part of a previously announced program to repurchase up to 2 million shares of our stock on the open market. Cash provided by financing activities in 2000 was $2.6 million, comprised primarily of borrowings of $3.4 million under our line of credit and proceeds of $0.8 million from stock option exercises, which was partly offset by the payment of $1.6 million of notes payable.

     Our principal source of liquidity as of December 31, 2001 consisted of approximately $14.3 million of cash and cash equivalents.

FOREIGN OPERATIONS

     We develop and sell our products throughout the world. As a result of the Caere acquisition in March 2000 and the L&H acquisition in December 2001, we significantly increased our presence in

Europe and added operations in Asia. With our increased international presence in a number of geographic locations and with international revenues projected to increase in 2002, we are exposed to changes in foreign currencies including the euro, Japanese yen and the Hungarian forint. Changes in the value of the euro or other foreign currencies relative to the value of the United States dollar could adversely affect future revenues and operating results. We do not generally hedge any of our foreign-currency denominated transactions or expected cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop our products in the United States, Belgium and Hungary. We sell our products globally, primarily through an indirect reseller channel. As a result, our financial results are affected by factors such as changes in foreign currency exchange rates and weak economic conditions in foreign markets.

     We collect a portion of our revenue and pay a portion of our operating expenses in foreign currencies. As a result, changes in currency exchange rates from time to time may affect our operating results. Currently, we do not generally engage in hedging transactions to reduce our exposure to changes in currency exchange rates, although we may do so in the future.

CRITICAL ACCOUNTING POLICIES

General

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, including estimating valuation allowances (specifically sales returns and other allowances); the recoverability of intangible assets, including goodwill; and valuation allowances for deferred tax assets. Actual amounts could differ significantly from these estimates. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amounts of revenue and expenses that are not readily apparent from other sources.

     We believe the following critical accounting policies most significantly affect the portrayal of our financial condition and results of operations and require our most difficult and subjective judgments.

Revenue Recognition

     We apply the provisions of Statement of Position 97-2 Software Revenue Recognition, as amended by Statement of Position 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain "Transactions," to all transactions involving the sale of software products. In addition, we apply the provisions of Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements.

     Sales of our software products through distribution partners and VARs provide certain rights of return. As a result, we make estimates of potential future product returns related to products sold to distributors. Our estimates of sales returns and allowance reserves are based on inventory levels at distributors and VARs as well as historical returns, current economic trends, and obsolescence based on new product introductions. The judgments and estimates used in connection with establishing the sales returns may be material in any accounting period. If actual returns differ significantly from those estimates, such differences may have a material impact on the results of operations for the period in which the actual returns become known. Similarly, we must make estimates of the uncollectibility of our accounts receivable. We specifically analyze accounts receivable and analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $14.3 million and $16.5 million at December 31, 2001 and June 30, 2002, respectively. These balances are net of sales return and other allowances of $5.5 million and $7.3 million and allowances for doubtful accounts of $0.8 million and $0.6 million as of December 31, 2001 and June 30, 2002, respectively.

     Royalty revenues derived from sales to certain OEM partners are based on estimates of additional deployments of the licenses by the customer in the most recent reporting period. If actual additional licenses differ significantly from estimates made based on historical experience, such differences may have a material impact on the results of operations for the period in which the actual licenses deployed become known.

     If our experience changes dramatically due to changes in the market, changes in our customer base, seasonality or other economic factors, our ability to make such estimates may be impacted and therefore we may be unable to recognize revenue until these rights lapse or until we receive royalty payments.

     On January 1, 2002, we adopted EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products, which requires amounts paid to resellers to be treated as a reduction of revenue, unless the consideration relates to an identifiable benefit, in which case such consideration may be recorded as an operating expense. We evaluate our marketing programs quarterly to ensure criteria are met for expense classification. The implementation resulted in a $0.2 million and $0.3 million reduction to net revenue and a corresponding reduction of selling, general and administrative expense for the three and six months ended June 30, 2002, respectively. Additionally, it resulted in the reclassification of $0.2 million and $0.5 million from selling, general and administrative expense to net revenue for the three and six months ended June 30, 2001, respectively.

Valuation of Long-lived and Intangible Assets and Goodwill

     We have significant long-lived tangible and intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived tangible and intangible assets are fixed assets, patents, core technology, developed technology, and goodwill. The values of intangible assets, with the exception of goodwill, were initially determined by a risk-adjusted, discounted cash flow approach. We assess the potential impairment of identifiable intangible assets and fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment of such assets, include the following:

     - Significant underperformance relative to historical or projected future operating results;

     - Significant changes in the manner of or use of the acquired assets or the strategy for our overall business;

     - Significant negative industry or economic trends;

     - Significant decline in our stock price for a sustained period; and

     - A decline in our market capitalization below net book value.

     Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact future results of operations and financial position in the reporting period identified.

     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets or SFAS 142. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The standard also includes provisions for the reassessment of the useful lives of existing recognized intangible assets and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 required us to complete a transitional impairment test of goodwill within six months of the date of adoption. We have reassessed the useful lives of our existing intangible assets, other than goodwill, and believe that the original useful lives remain appropriate. In addition, we have determined that ScanSoft operates in one reporting unit and, therefore, have completed our goodwill impairment test on an enterprise-wide level. Based on this analysis, we have determined that goodwill recorded was not impaired, and no impairment charge has been recorded. We will complete additional goodwill impairment analyses at least annually, or more frequently when events and circumstances occur indicating that the recorded goodwill might be impaired.

     Significant judgments and estimates are involved in determining the useful lives of our intangible assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or other long-lived assets to be performed. Changes in events or circumstances, including but not limited to technological advances or competition which could result in shorter useful lives, additional reporting units which may require alternative methods of estimating fair value, or economic or market conditions which may affect previous assumptions and estimates, could have a significant impact on our results of operations or financial position through accelerated amortization expense or impairment charges.

Determining Deferred Tax Valuation Allowances

     We record a valuation allowance to reduce our deferred tax asset to an amount that will more likely than not be realized. Through June 30, 2002, we have recorded a full valuation allowance against our deferred tax assets. While we have considered our ability to generate future taxable income in assessing the need for the allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase income in the period or periods that such determination was made.

     Additionally, our deferred tax assets include significant net operating loss carryforwards (NOLs) that we have generated or acquired as part of past business combinations. Our ability to fully utilize these NOLs is based on a number of factors including ownership changes resulting from the issuance of or other changes in the ownership of our equity securities. Existing and future ownership changes could decrease our ability to fully utilize these NOLs therefore increasing our tax provision in the period such determination was made.

Recently Issued Accounting Pronouncements

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, or SFAS 146. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), or EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. We do not expect the adoption of SFAS 146 will have a material impact on our financial position or results of operations.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS
144). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 supersedes SFAS 121; however, it retains the fundamental provisions of SFAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of Accounting Principles Board No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB 30), for segments of a business to be disposed of. However, SFAS 144 retains the requirement of APB 30 that entities report discontinued operations separately from continuing operations and extends that reporting requirement to "a component of an entity" that either has been disposed of or is classified as "held for sale." SFAS 144 also amends the guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, including interim periods, and, generally, its provisions are to be applied prospectively. We adopted the provisions of SFAS 144 in 2002 and its adoption had no impact on our results of operations.

                                    BUSINESS

OUR BUSINESS

     We are a leading provider of software that enables the capture and conversion of information, including documents, images and speech, into digital applications. Our products and technologies replace manual processes with automated solutions that help enterprises, professionals and consumers increase productivity, reduce costs and save time. Our products are built upon core technologies in digital capture and speech, and are sold as solutions into the financial, legal, healthcare, government, telecommunications and automotive industries. We focus on markets where we can exercise market leadership, where significant barriers to entry exist and where we possess competitive advantages, because of the strength of our technologies, products, channels and business processes.

     Our software is delivered as independent applications or as part of a larger integrated system, network or Web-based solution. Our digital capture solutions eliminate the need to manually reproduce documents, automate the integration of documents into enterprise content management systems, and enable the use of electronic documents and forms within XML, Internet, mobile and other business applications. Our speech solutions automatically create documents from speech, transform text into synthesized speech, and enable seamless interaction with hardware and software systems simply by speaking. Our products and technologies deliver a measurable return on investment to our customers.

     Our extensive technology assets, intellectual property and industry expertise in digital capture and speech create high barriers to entry in markets where we compete. Our technologies incorporate sophisticated algorithms, which require extensive linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate our current capabilities, and we continue to build upon our leadership position. Our digital capture technology is recognized as the most accurate in the industry, with rates as high as 99.8%, and supports more than 100 languages. Our speech technology has industry-leading recognition accuracy, provides natural sounding synthesized speech in 19 languages, and supports a broad range of hardware platforms and operating systems. Our technologies are covered by more than 300 patents or patent applications.

     We have established relationships with more than 2,000 channel partners, including leading system vendors, independent software vendors, value-added resellers and distributors, through which we market and distribute our products and solutions. In digital capture, companies such as Canon, Hewlett-Packard, Lexmark and Xerox include our technology in networked multifunction devices, digital copiers, printers and scanners. In addition, companies such as Autodesk, FileNET, Microsoft and Symantec embed our digital capture technology into their commercial software applications. In speech, companies such as Alcatel, Cisco, IBM, Nortel, Philips, Pioneer, Siemens and Sony embed our technologies into telecommunications systems, as well as automotive, PC or multimedia applications. We also maintain an extensive network of value-added resellers to address the needs of vertical markets, such as financial, legal, healthcare and government. We sell our applications to enterprises, professionals and consumers through major independent distributors that deliver our products to computer superstores, consumer electronic stores, mail order houses, office superstores and eCommerce Web sites.

OUR MARKETS AND PRODUCTS

  DIGITAL CAPTURE MARKET

     Document and PDF Conversion. Despite the broad use of computing systems in enterprises, the majority of business information is still maintained in paper form. The proliferation of PDF as a digital document standard does not resolve the problem of accessing and utilizing information trapped in a static form. In addition, manually reproducing static documents in digital form is time consuming, costly and subject to error, taking valuable resources away from more productive activities. Enterprises and workgroups seek solutions that integrate paper and static PDF documents into their business processes, allowing them to automate the way they store, edit, use and share information.

     Our solutions help businesses save time and money by automatically converting paper documents and PDF files into editable and usable business documents. Based on optical character recognition, our software delivers highly accurate document and PDF conversion, replacing the need to manually re-create documents. Our software preserves document formatting and provides editing capabilities that recreate the complex components in a typical document, including formatted text, columns, graphics, tables and spreadsheets. Our products can be used with existing business applications and enable the distribution and publishing of documents to email, Internet and mobile applications using standard file formats, including XML, HTML, PDF and Open eBook.

     The proliferation of multifunction devices and networked digital copiers has increased the number of documents that individuals within an enterprise are transforming into digital format. Our software solutions create a more efficient method to process static documents in enterprise content management and database systems, thereby enhancing the value of their investments in these systems. All of these documents can then be more easily archived, edited and combined within the enterprise.

     Our solutions are used in professional office settings, particularly in the government, legal, finance and education sectors. Our software is available in 11 languages. We utilize a combination of our global reseller network and direct sales to distribute our document and PDF conversion products. We license our software to companies such as Canon, Hewlett-Packard and Xerox, which bundle our solutions with multifunction devices, digital copiers, printers and scanners.

     We also license software development toolkits to independent software vendors, integrators and in-house developers to add document and PDF conversion capabilities to their applications. Our independent software vendor customers include vendors, such as Autodesk, Microsoft and Symantec. Our technology is also used within high-end enterprise systems from vendors such as Captiva, Cardiff, FileNET and Kofax.

     Digital Paper Management. As the volume and complexity of corporate data continues to multiply, organizations are increasingly challenged in their efforts to manage all of their paper and digital documents. The wide dispersion of documents makes finding complete and specific information even more difficult, time-consuming and costly. As a result, businesses need solutions that allow individuals, workgroups or the entire organization to more efficiently organize, find and share business documents.

     Our solutions convert paper into digital documents that can be easily archived, retrieved and shared. Our software can be used in conjunction with network scanning devices to preserve an image of a document exactly as it appears on paper. Our software automatically indexes the scanned image, so that it can be stored together with other digital documents on a desktop, over a network or within an enterprise content management system. In a single search, users can quickly find scanned documents and existing digital files that match the search criteria.

     Within enterprises, workgroups and distributed teams, our product also facilitates the movement of scanned paper and digital documents into email, print and other business applications. This streamlines the flow of documents between workers, decreasing the time and costs associated with managing and using paper documents. Our solution integrates with established file systems, such as Oracle 9i Collaboration Suite, to simplify the transfer of documents between desktop and enterprise content management systems.

     Our solutions are used in enterprises and workgroups, especially those within the legal, healthcare, financial, government, real estate and education industries. Our software is available in eight languages. We utilize a combination of our global reseller network and direct sales to distribute our digital paper management products. We also license our software to companies such as Brother, Hewlett-Packard, Kyocera Mita, Lexmark and Xerox, which bundle our solutions with multifunction devices, digital copiers, printers and scanners.

     Electronic Forms. Paper forms are expensive to print, store and distribute. They must be physically circulated for approval and, when completed, paper forms must be collected, verified and archived. Processing paper forms adds to this expense by requiring the manual transfer of data on completed forms into business applications. As a result, organizations seek solutions that implement online alternatives to the use of paper forms in order to reduce costs and increase operational efficiency.

     Our products automatically convert paper forms into fillable electronic forms that can be easily used by enterprises and other organizations. Our products also convert static PDF and Microsoft Word forms into fillable electronic forms using XML, HTML and PDF standards. Our solutions simplify the design and creation of new forms that can be delivered electronically with the same appearance as paper. Our products enable the access and distribution of forms through the Web and email, and can be electronically routed, approved and digitally signed. Our solution validates form information and automates data collection by connecting electronic forms with standard database and back office applications.

     Our solutions are used in enterprises and workgroups, especially those within the government, financial, public safety, education, legal, healthcare and real estate industries. Our software is available in English, French and German. We utilize a combination of our global reseller network and direct sales to distribute our electronic forms products. Companies such as Fuji Xerox and Hewlett-Packard bundle our solutions with multifunction devices, digital copiers, printers and scanners, and organizations such as the U.S. Internal Revenue Service and the Law School Admission Council license our solutions.

      PRODUCT                                                        HIGHLIGHTS
--------------------  ---------------------------------------------------------------------------------------------------------
DOCUMENT AND          -    Converts paper and PDF into documents that can be edited, archived and shared
PDF CONVERSION        -    Most widely used optical character recognition product
  OmniPage            -    Accuracy of up to 99.8%, the highest in the industry
                      -    Converts into XML, HTML, Open eBook, Microsoft Word, Excel and PowerPoint
                      -    Retains precise document layout and formatting
                      -    Integrates with enterprise content management systems
                      -    Recognizes 114 languages
                      -    Recent Editors' Choice Awards from PC Magazine and CNET
                      -    Localized in 11 languages
                      -    Available on Microsoft Windows 98/NT/2000/XP and Apple Macintosh operating systems
  Capture             -    Toolkit of sophisticated imaging, PDF and capture capabilities
  Development         -    Optical character recognition, handprint, checkbox and barcode recognition
  System              -    Supports PDF, JPEG, TIFF and other image formats
                      -    Exports Microsoft Word and Excel, RTF, ASCII, HTML, PDF and other document formats
                      -    Recognizes more than 100 languages
                      -    Supports over 200 scanning devices
                      -    Available on Microsoft Windows NT/2000/XP operating systems
DIGITAL PAPER         -    Simplifies scanning, organizing and sharing paper documents
MANAGEMENT            -    Index, search and retrieve scanned paper and digital documents
  PaperPort           -    Adds document management and collaboration capabilities to Microsoft Windows
                      -    Thumbnail based visual file management
                      -    Adds scanning and creation of searchable PDF files to Oracle 9i
                      -    Integrates with network file systems and content management applications
                      -    Speeds document set assembly and connectivity to workgroup
                      -    Localized in eight languages
                      -    Available on Microsoft Windows 98/NT/2000/XP operating systems
ELECTRONIC            -    Converts paper, static PDF and Microsoft Word forms into fillable electronic forms
FORMS                 -    Supports online filling, routing, electronic signing, validation and collection of forms
  OmniForm            -    Connectivity with Microsoft Access, Excel, SQL Server, Oracle and other database applications
                      -    Supports XML, HTML and PDF standards
                      -    Localized in English, French and German
                      -    Available on Microsoft Windows 98/NT/2000/XP operating systems

  SPEECH MARKET

     Speech Recognition and Dictation. Organizations demand solutions that increase productivity by automating repetitive business processes, including the creation of documents, data entry and completing forms. They also look for ways to maximize the productivity of their existing workers, including those with disabilities, and to comply with government requirements relating to workplace safety and accessibility. Organizations also seek solutions that can reduce the cost associated with manual transcription of professional documents. Since most people can talk more quickly than they can type, speech is a natural way to interact with computers to address these problems.

     Our speech recognition and dictation solutions increase productivity in the workplace by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. Our solutions allow users to automatically convert speech into text at up to 160 words-per-minute, much faster than most people can type. Our software supports a vocabulary of more than 250,000 words that can be expanded by users to include specialized words and phrases. Our software is designed to adapt to individual voice patterns and accents and is highly accurate, able to achieve accuracy rates of approximately 95%, with the ability to achieve still greater accuracy with frequent use. Our software supports multiple languages, including Dutch, French, German, Italian, Japanese, Spanish, Swedish, and U.S./U.K. English.

     Our solutions are valuable within enterprises and workgroups for a number of reasons. Our software can operate within a distributed network environment, where speaker profiles can be stored on a server and accessed from any networked computer. Our solutions also speech-enable existing business systems and applications, including electronic records management systems and customer service and billing applications. Our software allows a user to interact with a computer without a keyboard or mouse, increasing the productivity of disabled workers and those suffering from repetitive stress injury. Our solutions also help government agencies address accessibility mandates, such as those described in Section 508 of the U.S. Government Rehabilitation Act. We also deliver versions of our products that are specialized for the medical, legal and public safety vertical markets.

     We offer a range of implementations, each with features that match a specific customer target. Our solutions are also used in enterprises and workgroups, particularly in the medical, legal, government, finance and education sectors. Our software is available in eight languages. We utilize a combination of our global reseller network and direct sales to distribute our speech recognition and dictation products. We believe we gain a competitive advantage through our established value-added reseller community, who provide local sales, integration, training and support services to our professional end-user community. We also license our software to companies such as Corel, Panasonic and Sony, which bundle our solutions with some of their products.

     Text-to-Speech. Organizations look for ways to reduce the costs associated with serving their customers without sacrificing the quality of service that they deliver. They also seek solutions that more effectively connect their mobile workforce with real-time enterprise information, including customer data, email and schedules, while at the same time reducing operating costs. Text-to-speech technologies, which convert text into natural sounding synthesized speech, are used to implement applications to achieve these goals.

     We have the market-leading text-to-speech solutions. Our solutions deliver natural sounding results by using segments of real human speech, thereby increasing listener satisfaction especially in the delivery of multiple phrases and sentences. Our solutions provide a single, standardized interface that supports the creation of speech-enabled applications in 19 languages, more than any other vendor. Our products also support the rapid and cost-effective implementation of customized voices for specific customers. Our solutions are highly scalable, able to handle large call volumes, and are available on many hardware platforms and operating systems.

     Our solutions are used within a wide range of applications, including reading emails for unified messaging systems, providing prompts for interactive voice response applications and adding text-to-speech to mobile, game and multimedia applications. Our technology is also used in voice portals that deliver enhanced information services, such as sports scores, news and stock quotes. Further, companies in the automobile industry use our product to deliver in-vehicle speech-based information services, such as directions, traffic information and email.

     Our channel-based method of selling allows us to focus on technology advancement while avoiding the risks and costs associated with implementing widely varying customer and end-user applications. We license our text-to-speech solutions to developers of telephony applications, including Alcatel, Avaya, Cisco, Comverse, Ericsson, Intervoice, Nortel, Philips and Siemens, which integrate our solutions into hardware and software platforms. In addition, our solutions are integrated into automotive, mobile and multimedia applications, which require high quality text-to-speech on small-footprint, embedded hardware systems.

     Voice Control. Automatic speech recognition is a speaker-independent technology that adds voice control capabilities to applications. This technology identifies specific words and phrases at any moment in time, converting spoken words into instructions that control functions within embedded applications. Automobile and mobile communications manufacturers and their suppliers are accelerating the development of products that require enhanced voice control capabilities. In addition, a growing number of independent software and hardware vendors are incorporating voice control into multimedia applications.

     Our voice control solutions are based upon automatic speech recognition technologies that allow users to interact with products simply by speaking. Our solutions for automotive and mobile applications support a dynamic vocabulary of up to 50,000 words and have sophisticated noise management capabilities that ensure accuracy, even at high vehicle speeds. Our products scale to meet the size and accuracy requirements for embedded automotive and navigation systems and offer rapid application development tools, extensive compatibility with hardware and operating systems, and support for up to 13 languages.

     Our voice control solutions are embedded by tier-one, automobile, cell phone and aftermarket system manufacturers, including ACUNIA, Citroen, Clarion, Eclipse, Microsoft, Panasonic and Pioneer. In addition, Microsoft ships our product as the reference speech software development toolkit for Windows CE for Automotive, and independent software developers embed our speech recognition technologies into multimedia applications.

     We recently entered into an agreement to acquire certain Philips Speech Processing businesses that will add several speech recognition and voice control products to our business. These solutions broaden our voice control technologies for automobiles, mobile devices and consumer electronics. In addition, the acquisition affords new opportunities to offer productivity solutions, such as directory assistance, voice activated dialing and automated attendant applications. In addition Philips' automatic speech recognition solutions complement our text-to-speech capabilities for telephony-based applications.

     AudioMining. Our AudioMining products are based on our speech recognition and dictation solutions and are used to automatically create index information for words spoken in audio and video content. Our products allow users to search for specific audio and video content using standard text queries. Our solutions not only present matched audio and video files, but also provide random access to precise match locations within each audio and video file. Our solutions can also be used to time-align existing transcripts with video clips, automating the creation of captions. Our AudioMining solutions provide efficient access to the information currently hidden within media files and reduce the cost associated with creating captioned video. AudioMining is used within call center and security applications to facilitate the retrieval of specific recorded conversations based on the identification of key words and phrases. AudioMining is also used by content providers to enable text queries for specific Web-based media content, such as news, financial analyst reports, sports and talk radio.

      PRODUCT                                                         HIGHLIGHTS
--------------------   ---------------------------------------------------------------------------------------------------------
SPEECH RECOGNITION     -    Highly accurate automatic speech recognition
AND DICTATION          -    Converts speech into text at up to 160 words per minute
  Dragon               -    Recognizes more than 250,000 words
  NaturallySpeaking    -    Speech-enables Microsoft Windows applications
                       -    Adds voice control to Microsoft Windows operating system
                       -    Available in eight languages
                       -    Vertical implementations for medical, legal and public safety markets
                       -    Performs complex tasks simply by speaking
                       -    Complements accessibility efforts for disabled workers
                       -    Supports Microsoft Windows 98/NT/2000/XP
  AudioMining          -    Automatically converts speech within audio and video into XML search index data
  Development          -    Allows text-based search for content in audio and video content
  System               -    Time-aligns captions for video content
                       -    Supports word-spotting for call center and security applications
TEXT-TO-SPEECH         -    Industry-leading synthesized human speech solution
  RealSpeak            -    Converts text into speech in 19 languages
                       -    Scalable, high-density capabilities
                       -    Supports Microsoft Windows 98/NT/2000/XP, Windows CE, Windows CE for Automotive; Sun Solaris; and
                            Linux operating systems
                       -    Available on Hitachi, Intel, MIPS and NEC hardware systems
VOICE CONTROL          -    Highly accurate speaker-independent embedded voice recognition solution in 13 languages
  ASR
  Embedded             -    Adds sophisticated command and control applications into automotive, mobile, PC and multimedia
  Development               applications
  System               -    Rapid application development tools
                       -    Accurate speech recognition engine in noisy environments, even at high vehicle speeds
                       -    Supports Microsoft Windows 98/NT/2000/XP, Windows CE, Windows CE for Automotive; QNX; and Linux
                            operating systems
                       -    Available on Hitachi, Intel, MIPS and NEC hardware systems

OUR COMPETITIVE STRENGTHS

     Core Technology Assets. In recent years, we have developed and acquired extensive technology assets, intellectual property and industry expertise in digital capture and speech. Our technologies incorporate sophisticated algorithms, which require extensive linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate our current capabilities. We continue to invest in the advancement of our technologies to maintain our market leading position and to develop new applications. As of September 30, 2002 we had 247 full-time employees in research and development, and our technologies are covered by more than 300 patents or patent applications.

     Broad Distribution Channels. We have established relationships with more than 2,000 channel partners, including leading system vendors, independent software vendors, resellers and distributors. We maintain an extensive network of value-added resellers to address the needs of vertical markets, such as financial, legal, healthcare and government. The breadth of our channels increases the difficulty for competitors to develop channel relationships, while the depth of our channel relationships make it difficult for our products to be displaced. The strength of our channels enables us to introduce new products quickly and effectively into the global marketplace.

     Leading Market Share. We have a strong market position in each of our product categories and are the market leader in document and PDF conversion, speech recognition and dictation, and text-to-speech. Approximately 74% of our revenue for the six months ending June 30, 2002 was derived from markets where we are the established leader. Organizations tend to look to established market leading vendors when making product selections. As the established brand in our markets, we believe we can target and win more partnership arrangements and new customers than our competition.

     International Focus. The broad language coverage within our products increases the likelihood that we will be a selected technology provider to vendors selling globally. Our language coverage is difficult for competitors to duplicate, and our presence in global markets limits the potential entry of new regional competitors. With nearly one half of our staff located outside of North America, we are able to efficiently compete on a global basis.

     Multiple Revenue Sources. We sell to a range of end markets and maintain a tiered distribution model that provides a diversified revenue stream and broad market exposure. We are not dependant on any single market segment or set of customers and earn revenue from both established and emerging markets.

OUR STRATEGY

     Expand Digital Capture Solutions. We intend to enhance the value of our digital capture solutions for enterprises to address the expanded use of content management systems, the proliferation of PDF and the widespread adoption of networked multifunction and digital scanning devices. We expect to introduce new products or new versions of existing products to take advantage of these growth opportunities. We also plan to enhance our software development toolkits so our technologies can be integrated with more third-party solutions.

     Pursue High Growth Markets In Speech. We intend to leverage our technologies and market leadership in speech to expand our opportunities in the high growth automotive, telematic and mobile markets. We also intend to pursue emerging opportunities to use our speech technology within consumer devices, games and other embedded applications.

     Grow Market Share. We intend to increase our market share in each of our product categories. In particular, we intend to build on our industry leading positions in text-to-speech and speech recognition by capturing additional market share and expanding the penetration of our existing products.

     Expand Worldwide Channels. We intend to expand the breadth and depth of our global channel network. In particular, we intend to replicate our successful North American value-added reseller channel in Europe. We also intend to build upon our existing distribution channels, especially in Asia, Europe and Latin America.

     Capitalize on Government Initiatives. We intend to market our products aggressively in North America and abroad to capitalize on legislative mandates and government initiatives to put government processes online, to enhance opportunities for workers with disabilities and to promote public safety.

     Pursue Strategic Acquisitions. We have selectively pursued strategic acquisitions. For example, during the last year we completed the L&H acquisition and announced the Philips acquisition. We intend to continue to pursue strategic acquisitions as a part of our growth strategy.

SALES AND DISTRIBUTION

     We have established relationships with more than 2,000 channel partners, including leading system vendors, independent software vendors, value-added resellers and distributors, through which we market and distribute our products and solutions. In digital capture, companies such as Canon, Hewlett-Packard, Lexmark and Xerox include our technology in networked multifunction devices, digital copiers, printers and scanners. In addition, companies such as Autodesk, FileNET, Microsoft and Symantec embed our digital capture technology into their commercial software applications. In speech, companies such as

Alcatel, Cisco, IBM, Nortel, Philips, Pioneer, Siemens and Sony embed our technologies into telecommunications systems, as well as automotive, PC or multimedia applications.

     We also maintain an extensive network of value-added resellers to address the needs of vertical markets, such as financial, legal, healthcare and government. We sell our applications to enterprises, professionals and consumers through major independent distributors, including 1450, Ingram Micro and Tech Data. These distributors provide our products to computer superstores, consumer electronic stores, eCommerce Web sites, mail order houses and office superstores, such as Amazon.com, Best Buy, CDW, MicroWarehouse, Circuit City, CompUSA, Fry's Electronics, Office Depot, PC Connection and Staples. We also maintain an extensive network of value added resellers to address the needs of vertical markets such as medical, legal and public safety. We also sell products through our Web site at www.ScanSoft.com.

     As of September 30, 2002, we employed 120 full-time sales and marketing employees in offices worldwide.

PROPRIETARY TECHNOLOGY

     We exploit our proprietary technology, trade secrets, know-how, continuing technological innovations and licensing opportunities to maintain our competitive position. We rely on patent law, copyright law, trade secret laws, secrecy, technical measures, licensee agreements and non-disclosure agreements to protect our technology, trade secrets and other proprietary rights. Our policy is to file patent applications to protect technology, inventions and improvements that are important to the development of our business, to maintain a technological advantage over our competitors and to generate licensing revenue. In this regard, we have obtained patents that directly relate to our products. Furthermore, we obtained in the L&H acquisition 132 patents and 136 pending patent applications in speech. Our digital capture and speech technologies are covered by more than 300 patents or patent applications. These patents expire on various dates between 2005 and 2016.

     In order to protect our ownership rights in our software products, we license our products to OEMs and resellers on a non-exclusive basis with contractual restrictions on reproduction, distribution and transferability. In addition, we generally license our software in object code form only. We license our software products to end-users by use of a "shrink-wrap" or "click wrap" customer license that restricts the end-user to personal use of the product.

     We require our employees to execute confidentiality and invention assignment agreements in order to protect our proprietary technology and other proprietary rights. We also rely on trade secrets and proprietary know-how.

INTERNATIONAL OPERATIONS

     We currently have offices in a number of international locations including:
Australia, Belgium, Denmark, England, France, Germany, Hong Kong, Hungary, Italy, Japan, the Netherlands, Poland, and Taiwan. The scope of our international operations includes research and development, customer support and sales and marketing. Our international research and development is conducted in Budapest, Hungary and Merelbeke, Belgium. Additionally sales and support offices are located throughout the world to support our current international customers and to expand our international revenue opportunities.

     Geographic revenue classification is based on the country in which the sale is invoiced. Revenue for the three months ended June 30, 2002 was 71% North America and 29% international versus 82% and 18%, respectively, for the comparable period in 2001. Revenue for the six months ended June 30, 2002 was 75% North America and 25% international, versus 79% North America and 21% international for the comparable period in 2001.

     A number of our partners distribute their products throughout the world and do not provide us with the geographical dispersion of their products. We believe, if provided with this information, our geographical revenue classification would indicate a higher international percentage. Based on an estimate that factors our partners' geographical revenue mix to our revenues generated from these partners, revenue for the three months ended June 30, 2002 is approximately 66% North America and 34% international, compared to 77% and 23%, respectively, for 2001. Revenue for the six months ended June 30, 2002, based on this estimate, is approximately 68% North America and 32% international, compared to 74% North America and 26% international.

COMPETITION

     There are a number of companies that develop or may develop products that compete in our targeted markets; however, there is no one company that competes with us in all of our products areas. The individual markets in which we compete are highly competitive, and are rapidly changing. Within digital capture, we compete directly with ABBYY, I.R.I.S. and NewSoft. Within speech, we compete with AT&T, IBM, Nuance Communications, Philips Electronics and SpeechWorks International. Vendors such as Adobe and Microsoft offer solutions that can be considered alternatives to some of our solutions. In addition, a number of smaller companies produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

     Some of our competitors or potential competitors in our markets have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

FACILITIES

     Our principal administrative, sales, marketing and support functions along with our North American imaging research and development functions occupy 45,860 square feet of space that we lease in Peabody, Massachusetts. We also lease 26,568 square feet of space in Waltham, Massachusetts where our North American speech and language research and development is performed. These leases expire in July 2006 and September 2006, respectively. Additionally, we lease approximately 21,180 square feet of research and development space located in Budapest, Hungary and 20,085 square feet in Merelbeke, Belgium, which houses our international headquarters and research and development space. These leases expire in December 2006 and April 2008, respectively. We also lease a number of small sales and marketing offices in Asia and Europe, including offices located in Amsterdam, the Netherlands; Hong Kong, China; Taipei, Taiwan; Milan, Italy; Munich, Germany; Paris, France; Reading, England; and Tokyo, Japan.

     We believe that our existing facilities are adequate for our needs for at least the next twelve months.

EMPLOYEES

     As of September 30, 2002 we employed 478 people on a full-time basis, 256 in the United States and 222 internationally. Of the total, 247 were in product research and development, 120 in sales and marketing, 65 in operations and support, and 46 in finance and administration. Of these employees 223 were hired in connection with the L&H acquisition completed in December 2001. None of our employees are subject to collective bargaining agreements. We have experienced no work stoppages and believe that our employee relations are good. We have utilized the services of consultants, third-party developers, and other vendors in its sales, development, and manufacturing activities.

LEGAL PROCEEDINGS

     Like many companies in the software industry, we have from time to time been notified of claims that we may be infringing the intellectual property rights of others. These claims have been referred to legal counsel, and they are in various stages of evaluation and negotiation.

     In December 2001, the Massachusetts Institute of Technology and Electronics For Imaging, Inc. sued us in the United States District Court for the Eastern District of Texas for patent infringement. The patent infringement claim was filed against more than 200 defendants. Damages are sought in an unspecified amount. We filed an Answer and Counterclaim on July 1, 2002. We cannot predict the outcome of the claim, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative resolution of the claim. We believe this claim has no merit, and we intend to defend the action vigorously.

     On August 16, 2001, Horst Froessl sued us in the United States District Court for the Northern District of California for patent infringement. Damages are sought in an unspecified amount. We filed an Answer and Counterclaim on September 19, 2001. We believe this claim has no merit, and we intend to defend the action vigorously.

     We believe that the final outcome of these matters will not have a significant adverse effect on our financial position and results of operations, and we believe we will not be required to expend a significant amount of resources defending such claims. However, should we not prevail in any such litigation, our operating results and financial position could be adversely impacted.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of October 15, 2002.

NAME                          AGE                               POSITION
----------------------------  ---   -----------------------------------------------------------------
Paul A. Ricci...............  46    Chief Executive Officer and Chairman of the Board
Michael K. Tivnan...........  50    President, Chief Operating Officer and Director
Wayne S. Crandall...........  44    Senior Vice President of Worldwide Sales and Business Development
Richard S. Palmer...........  52    Senior Vice President and Chief Financial Officer
Robert J. Weideman..........  44    Senior Vice President and Chief Marketing Officer
Ben S. Wittner..............  44    Senior Vice President Imaging Research and Development
Robert J.                     55    Director
  Frankenberg(1)(2).........
Katharine A. Martin(2)......  39    Director
Mark B. Myers(1)............  64    Director
Robert G. Teresi(1)(2)......  61    Director

---------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

     Paul A. Ricci has served as our Chairman since March 2, 1999 and our Chief Executive Officer since August 21, 2000. From January 1998 to August 2000, Mr. Ricci was the Vice President, Corporate Business Development of Xerox. Prior to 1998, Mr. Ricci held several positions within Xerox, including serving as President, Software Solutions Division and as President of the Desktop Document Systems Division. Between June 1997 and March 1, 1999, Mr. Ricci served as Chairman of the Board of Directors of ScanSoft, Inc., which was then operating as an indirect wholly-owned subsidiary of Xerox.

     Michael K. Tivnan has served as our President and Chief Operating Officer since August 21, 2000 and has served as a director since March 1999. From March 2, 1999 until August 21, 2000, Mr. Tivnan served as our President and Chief Executive Officer. From February 1998 until March 2, 1999, Mr. Tivnan served as the President of ScanSoft, Inc. From November 1993 until February 1998, Mr. Tivnan served as our General Manager and Vice President. From January 1991 until November 1993, Mr. Tivnan served as our Chief Financial Officer.

     Wayne S. Crandall has served as our Senior Vice President of Worldwide Sales and Business Development since January of 2002. Mr. Crandall served as our Senior Vice President Sales and Marketing from November 2000 until December of 2001. From March 2000 to November 2000, Mr. Crandall was our Senior Vice President Sales, and from March 1995 to March 2000, he was our Vice President Sales and Channel Marketing. From January of 1993 until March 1995 Mr. Crandall was our Managing Director of International Sales, Marketing and Operations based in the United Kingdom. From December 1989 until January of 1993, Mr. Crandall was Vice President of North American Sales for Xerox Imaging Systems, a wholly owned subsidiary of Xerox. From January of 1984 until December of 1989, Mr. Crandall was the Director of North American Sales for Kurzweil Computer Products. From 1978 until January of 1984, Mr. Crandall held several sales and marketing positions with Philips N.V., Lexitron, a Division of Raytheon and Savin Corporation.

     Richard S. Palmer has served as our Senior Vice President and Chief Financial Officer since May 2000. From July 1994 to April 2000, Mr. Palmer was the Director of Corporate Development at Xerox Corporation. Prior to that, he worked in a number of financial management positions at Xerox including Vice President of Business Analysis for Xerox Financial Services, Inc., Corporate Assistant Treasurer, and Manager of Planning and Pricing for Xerox's Latin American Operations.

     Robert J. Weideman became our Chief Marketing Officer and Senior Vice President of the Company in August 2002. Mr. Weideman has served as our Vice President, Marketing since November 2001. From February 1999 until November 2001, Mr. Weideman was Vice President of Marketing for Cardiff Software, Inc. From August 1994 to January 1999, Mr. Weideman was Vice President of Marketing for TGS N.V. (TGS Inc., Europe).

     Ben S. Wittner has served as our Senior Vice President Imaging Research and Development since August 2000. From March 2000 to August 2000, Dr. Wittner served as our Vice President Technology Research and Development. From February 1995 until March 2000, Dr. Wittner was Director of OCR Research and Development of ScanSoft, Inc., which was then operating as an indirect wholly-owned subsidiary of Xerox. Dr. Wittner joined ScanSoft in 1992 as manager of text recognition for OCR development. Previously, Dr. Wittner was an individual contributor and then supervisor for the handwriting recognition project at NYNEX. Before that, he held a post-doctoral position at AT&T Bell Laboratories, researching fundamentals and applications of neural networks. Dr. Wittner earned a Ph.D. in mathematics from Cornell University.

     Robert J. Frankenberg has served as a director since March 13, 2000. Since December 1999, Mr. Frankenberg has served as Chairman of Kinzan, Inc., an Internet Services software platform provider. From May 1997 to July 2000, Mr. Frankenberg served as the Chairman, President and Chief Executive Officer of Encanto Networks, Inc., a developer of hardware and software designed to enable creation of businesses on the Internet. Since July 2000, he has continued as Chairman, and since January 2001, he served as Acting President and CEO. From April 1994 to August 1996, he was Chairman, President and Chief Executive Officer of Novell, Inc., a producer of network software. He is a director of Electroglas, Inc., National Semiconductor, Daw Technologies, Inc. and Secure Computing Corporation.

     Katharine A. Martin has served as a director since December 17, 1999. Since March 2, 1999, Ms. Martin has served as our Corporate Secretary. Since September 1999, Ms. Martin has served as a Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Wilson Sonsini Goodrich & Rosati serves as our primary outside corporate and securities counsel. Prior thereto, Ms. Martin was a Partner of Pillsbury Madison & Sutro LLP.

     Mark B. Myers has served as a director since March 2, 1999. Dr. Myers served as Senior Vice President, Xerox Research and Technology, responsible for worldwide research and technology from February 1992 until December 1999. Dr. Myers is presently on the faculty of the Wharton Business School, The University of Pennsylvania.

     Robert G. Teresi has served as a director since March 13, 2000. Mr. Teresi served as the Chairman of the Board, Chief Executive Officer and President of Caere Corporation from May 1985 until March 2000.

BOARD COMMITTEES

     Our audit committee consists of Messrs. Frankenberg, Myers and Teresi. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     Our compensation committee consists of Ms. Martin and Messrs. Frankenberg and Teresi. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 2001, no member of the compensation committee was an officer or employee of ScanSoft. During 2001, no member of the compensation committee or executive officer of ScanSoft served as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

     Our non-employee directors are entitled to participate in the 1995 Directors' Stock Option Plan. The plan, as amended in June 2001, provides that each non-employee director will receive an initial option grant to purchase 50,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the respective effective date of the grant. Each option is exercisable in installments, 25% each year beginning on the first anniversary of the grant so that the options are 100% exercisable four years after the effective date of the grant. The Plan also provides for the automatic annual grant of stock options to purchase 15,000 shares of common stock to each non-employee director on January 1 of each year, provided that, on such date, he or she shall have served on our board for at least six months. These annual grants become fully vested and exercisable on the first anniversary of the date of grant. On January 2, 2001, each non-employee director was granted an option to purchase 5,000 shares of our common stock, pursuant to the Plan (which had not yet been amended). The June 2001 amendment also allowed for the non-automatic grant of 40,000 shares of common stock to all non-employee directors who were outside directors on January 23, 2001 ("Eligible Directors"). Accordingly, each Eligible Director received a grant of 40,000 shares on June 27, 2001 at an exercise price of $1.18, the market price on that date, which amounted to 160,000 shares in the aggregate. These June 27, 2001 options became fully vested and exercisable on June 27, 2002, the first anniversary of the date of grant.

EXECUTIVE COMPENSATION

     The following table provides certain summary information for the fiscal years 2001, 2000 and 1999 concerning compensation earned by our Chief Executive Officer and by our four other most highly compensated executive officers whose compensation exceeded $100,000 in 2001 (the "Named Executive Officers").

                                                                              LONG-TERM
                                                                         COMPENSATION AWARDS
                                      ANNUAL COMPENSATION              -----------------------
                           -----------------------------------------   RESTRICTED   SECURITIES
NAME AND                                                OTHER ANNUAL     STOCK      UNDERLYING   ALL OTHER ANNUAL
PRINCIPAL POSITION         YEAR    SALARY    BONUS(1)   COMPENSATION    AWARD(S)    OPTIONS(#)   COMPENSATION(2)
------------------         ----   --------   --------   ------------   ----------   ----------   ----------------
Paul A. Ricci............  2001   $300,000   $39,700      $44,905(3)         --            --         $   --
  Chief Executive          2000    110,385    12,248           --            --     2,505,000             --
  Officer(4)
Michael K. Tivnan........  2001    275,016    99,250           --            --            --          7,062
  President and Chief      2000    269,180    36,378           --            --       330,000          8,250
  Operating Officer(5)     1999    204,304    76,840           --            --       510,000          6,750
Wayne S. Crandall........  2001    221,250    67,382           --            --            --          9,154
  Senior Vice President,   2000    178,596    58,102           --            --       200,000          6,773
  Sales and Business       1999    127,676   102,551           --            --       217,588          8,914
  Development(6)
Richard S. Palmer........  2001    220,000    69,872           --       $90,750(7)    100,000          7,017
  Senior Vice President    2000    155,833    25,868           --            --       550,000             --
  and Chief Financial
  Officer(8)
Ben S. Wittner...........  2001    178,333    58,192           --            --        40,000          7,100
  Senior Vice President,   2000    140,839    34,170           --            --       223,000          4,434
  Digital Imaging R&D(9)

---------------

(1) Bonuses were paid pursuant to Bonus Incentive Plans.

(2) Represents Company contributions to our 401(k) plan.

(3) Represents allowance paid for remote living expenses.

(4) Mr. Ricci began operating in this capacity in August 2000.

(5) Mr. Tivnan served as President and Chief Executive Officer from March 1999 to August 2000, and thereafter as President and Chief Operating Officer.

(6) Mr. Crandall was appointed an executive officer of our company in March
    1999.

(7) Mr. Palmer received a Restricted Stock Award for 75,000 shares. This Restricted Stock Award has a 2 1/2 year cliff vesting, which vests 100% on April 17, 2004. The value of the Restricted Stock Award as of December 31, 2001 was $322,500.

(8) Mr. Palmer joined us in May 2000.

(9) Dr. Wittner was appointed an executive officer of our Company in August
    2000.

CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

     In April 1999, our board approved the acceleration of vesting of options for all of our officers and directors in the event of a change in control. A change in control includes a merger or consolidation of our Company not approved by our board, certain changes in the composition of our board, and certain changes in the ownership of our company.

     Mr. Ricci serves as our Chief Executive Officer and Chairman of the Board. Under the terms of his August 21, 2000 employment agreement, his annual base compensation is $300,000 and he is eligible for a target bonus of $50,000 per year. The agreement also provided for a grant of 2,500,000 options at $1.3438 per share, subject to 1/8 vesting per quarter over a two year period. Mr. Ricci's severance (in the event of involuntary termination other than for cause, death or disability) under the employment agreement would entitle him to, among other things, a lump-sum payment equal to 8.5% of his base salary and target bonus, and acceleration of vesting of all options held by him that were unvested immediately prior to termination. Mr. Ricci's employment agreement was amended in July 2001 to provide him with a living expenses allowance, not to exceed $107,000.00 annually, in connection with his relocation to the Peabody, Massachusetts area, where our corporate headquarters are located.

     Mr. Tivnan serves as our President, Chief Operating Officer and director. Under the terms of his August 21, 2000 employment agreement, his annual base compensation is $275,000 and he is eligible to receive a target bonus of up to 45% of his base salary per year. The agreement also provides for a grant of 250,000 options at $1.3438 per share, with vesting in full on the first year anniversary of the grant. Mr. Tivnan's severance (in the event of voluntary or involuntary termination, other than for cause, death or disability) under the employment agreement would entitle him to, among other things, payment of his base salary for a period of one year following termination, and a one-year period following termination to exercise his vested options.

RECENT OPTION GRANTS

     The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 2001 to the Named Executive Officers.

                                                                                       POTENTIAL REALIZABLE VALUE AT
                                                                                          ASSUMED ANNUAL RATES OF
                         SECURITIES    PERCENT OF TOTAL                                STOCK PRICE APPRECIATION FOR
                         UNDERLYING   OPTIONS GRANTED TO                                      OPTION TERM(2)
                          OPTIONS     EMPLOYEES IN FISCAL   EXERCISE OR   EXPIRATION   -----------------------------
                         GRANTED(#)         YEAR(1)         BASE PRICE       DATE           5%             10%
                         ----------   -------------------   -----------   ----------   -------------  --------------
Richard S. Palmer......  100,000(3)         2.7352%           $1.2300      06/29/11     $77,354.04     $196,030.32
Ben S. Wittner.........   40,000(3)         1.0941             1.2300      06/29/11      30,941.62       78,412.13

---------------

(1) Based on options to purchase an aggregate of 3,656,021 shares of common stock granted to employees during fiscal 2001.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of five percent (5%) and ten percent (10%) compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of common stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised. These amounts are calculated based on SEC rules and do not reflect our estimate of future stock price growth of the shares of our common stock.

(3) Options granted to Mr. Palmer and Dr. Wittner have a ten year term, and vest monthly over a two year period commencing one month after grant date.

     The following table shows the number of shares of common stock represented by outstanding stock options held by each of the Named Executive Officers as of December 31, 2001.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                   VALUES(1)

                                                      NUMBER OF SECURITIES       VALUE OF UNEXERCISED IN-THE-
                              SHARES                 UNDERLYING UNEXERCISED           MONEY OPTIONS/SARS
                             ACQUIRED                  OPTIONS AT 12/31/01                AT 12/31/01
                                ON       VALUE     ---------------------------   -----------------------------
                             EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                             --------   --------   -----------   -------------   ------------   --------------
Paul A. Ricci..............      --         --      1,577,500       947,500       $4,645,163      $2,797,538
Michael K. Tivnan..........      --         --        637,390       444,546        1,962,119       1,008,875
Wayne S. Crandall..........      --         --        406,715       148,067        1,221,988         276,022
Richard S. Palmer..........      --         --        368,750       281,250          781,430         498,375
Ben S. Wittner.............      --         --        211,501       162,128          593,566         347,322

---------------

(1) Based on a per share price of $4.30, the closing price of our common stock as reported by the Nasdaq National Market on December 31, 2001, the last trading day of the fiscal year, less the exercise price. The actual value of unexercised options fluctuates with stock market activity.

COMPENSATION PLANS

1993 Incentive Stock Option Plan

     Our 1993 Incentive Stock Option Plan (the "1993 Plan") was adopted by our board and approved by our stockholders in February 1993. The 1993 Plan was last amended by our board in June 2000. The following summary of the principal provisions of the 1993 Plan is qualified in its entirety by reference to the full text of the 1993 Plan, as amended, which is attached as Exhibit 10.17 to the Registration Statement.

     General. The 1993 Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting of nonstatutory stock options. As of October 15, 2002, 1,362,653 shares had been issued upon exercise of options granted under the 1993 Plan, options to purchase 2,498,786 shares were outstanding, and 8,561 shares remained available for future grant. As of October 15, 2002, the fair market value of all shares of common stock subject to outstanding options was $11,519,403, based on the closing sale price of $4.61 for our common stock as reported on the Nasdaq National Market on October 15, 2002. As of October 15, 2002, (i) options to purchase 1,883,713 shares of common stock were outstanding under the Plan and held by all current executive officers as a group (four persons), (ii) no options were outstanding and held by current directors who are not executive officers and (iii) options to purchase 615,073 shares of common stock were outstanding and held by employees, including current officers who are not executive officers, and consultants.

     The 1993 Option Plan is not a qualified deferred compensation plan under
Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum aggregate number of shares which may be optioned and sold under the Plan is 3,870,000.

     Purpose. The 1993 Plan seeks to attract and retain the best available personnel for our company, give our employees, officers, directors and consultants a greater personal stake in the success of our business, and provide these individuals with added incentive to continue and advance in their employment or services to our company.

     Administration. The 1993 Plan may be administered by our board or by a committee designated by our board (the "Administrator"); it is currently administered by our board and the compensation committee of the board. Members of the board receive no additional compensation for their services in connection with the administration of the 1993 Plan. All questions of interpretation of the Plan are determined by the Administrator, and decisions of the Administrator are final and binding upon all participants.

     Eligibility. The 1993 Plan provides that options may be granted to our employees (including officers and directors who are also employees) and consultants. Incentive stock options may be granted only to employees. The Administrator selects the optionees and determines the number of shares and the exercise price to be associated with each option. In making such determination, there are taken into account the duties and responsibilities of the optionee, the value of the optionee's services, the optionee's present and potential contribution to our success, and other relevant factors. As of September 30, 2002, there were approximately 478 employees eligible to participate in the 1993 Plan. The Plan provides that the maximum number of shares of common stock which may be granted under options to any one employee during any fiscal year is 500,000, subject to certain adjustments. There is also a limit on the aggregate market value of shares subject to all incentive stock options that may be granted to an optionee during any calendar year.

     Terms of Options. The terms of options granted under the 1993 Plan are determined by the Administrator. Each option is evidenced by a stock option agreement between us and the optionee and is subject to, among other things, the following terms and conditions:

          (a) Exercise of the Option. The optionee must earn the right to exercise the option by continuing to work for us. The Administrator determines when options are exercisable. An option is exercised by giving written notice of exercise to us specifying the number of full shares of common stock to be purchased, and by tendering payment of the purchase price to us. The method of payment of the exercise price of the shares purchased upon exercise of an option is determined by the Administrator.

          (b) Exercise Price. The exercise price of options granted under the 1993 Option Plan is determined by the Administrator, and must be at least equal to the fair market value of the shares on the date of the first grant, in the case of incentive stock options, and must not be less than 100% of the fair market value per share on the date of grant, in the case of nonstatutory incentive stock options, based upon the closing price on the Nasdaq National Market on the date of grant. Incentive stock options granted to stockholders owning more than 10% of our outstanding stock are subject to the additional restriction that the exercise price on such options must be at least 110% of the fair market value on the date of the grant. Nonstatutory stock options granted to a covered employee under
     Section 162(m) of the Code are subject to the additional restriction that the exercise price on such options must be at least 100% of the fair market value on the date of grant.

          (c) Termination of Employment. If the optionee's employment or consulting relationship with us is terminated for any reason other than death or total and permanent disability, options under the 1993 Plan may be exercised not later than three months (or such other period of time not exceeding 3 months and no less than 30 days as determined by the Administrator) after the date of such termination to the extent the option was exercisable on the date of such termination. In no event may an option be exercised by any person after the expiration of its term.

          (d) Termination of Options. Incentive stock options granted under the 1993 Option Plan expire 10 years from the date of grant unless a shorter period is provided in the option agreement. Incentive stock options and nonstatutory stock options granted to stockholders owning more than 10% of our outstanding stock may not have a term of more than 5 years and 5 years and 1 day, respectively.

          (e) Nontransferability of Options. Options are nontransferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable only by the optionee during his or her lifetime.

          (f) Acceleration of Option. In the event of a sale of all or substantially all of our assets, or the merger of our company with another corporation, an option granted under the 1993 Plan will be assumed or an equivalent option will be substituted by such successor corporation or a parent or subsidiary of such successor corporation. The Administrator may, in its discretion, make provisions for the acceleration of the optionee's right to exercise his or her outstanding options in full.

     Amendment and Termination. The board of directors may amend the 1993 Plan at any time or from time to time or may terminate it without approval of the stockholders, with certain exceptions. The 1993 Option Plan will terminate in February 2003, but any options then outstanding under the 1993 Plan will remain outstanding until they expire by their terms.

1995 Employee Stock Purchase Plan

     Our 1995 Employee Stock Purchase Plan (the "1995 ESPP") was adopted by our board and approved by our stockholders in November 1995. It was last amended and restated as of April 27, 2000. The following summary of the principal provisions of the 1995 ESPP is qualified in its entirety by reference to the full text of the 1995 ESPP, as amended and restated, which is attached as Exhibit 10.18 to the Registration Statement.

     General.  The 1995 ESPP is intended to qualify under the provisions of
Section 423 of the Code, is not a qualified deferred compensation plan under
Section 401(a) of the Code, and is not subject to the provisions of ERISA. A total of 1,000,000 are authorized to be issued under the 1995 ESPP. As of October 15, 2002, a total of 688,388 shares had been issued to our employees under the 1995 ESPP, and 311,612 shares remained available for future issuance. The average per share issuance price for shares purchased by employees under the 1995 ESPP to date is approximately $2.7414. As of September 30, 2002, approximately 256 employees were eligible to participate in the 1995 ESPP.

     Purpose. The purpose of the 1995 ESPP is to provide employees with an opportunity to purchase our common stock through accumulated payroll deductions. Employees make such purchases by participation in regular offering periods from which they may withdraw at any time.

     Administration. The 1995 ESPP may be administered by our board or a committee appointed by our board. Currently the 1995 ESPP is administered by our board. Our board or its committee has full power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the 1995 ESPP, to construe and interpret the 1995 ESPP, and to make all other determinations necessary or advisable for the administration of the 1995 ESPP.

     Eligibility. Any person who, on the first day of an offering period, is customarily employed by us for at least 20 hours per week and more than five months in any calendar year is eligible to participate in the 1995 ESPP.

     Offering Dates. In general, the 1995 ESPP is implemented by a series of offering periods of 12 months duration, with new offering periods commencing on or about February 16 and August 16 of each year. Each offering period consists of two consecutive purchase periods of six months duration, with the last day of such period being designated a purchase date. Our board has the power to change the duration and frequency of the offering and purchase periods with respect to future offerings without stockholder approval if such change is announced at least fifteen days prior to the scheduled beginning of the first offering or purchase period to be affected.

     Participation in the Plan. Eligible employees may participate in the 1995 ESPP by completing an enrollment form provided by us and filing it with us prior to the applicable offering date, unless a later time for filing the enrollment form is set by our board for all eligible employees with respect to a given offering. The enrollment form currently authorizes payroll deductions of not less than 1% and not more than 12% of the participant's eligible compensation on the date of the purchase.

     Purchase Price. The purchase price per share sold under the 1995 ESPP is a price equal to the lower of 85% of the fair market value of the common stock at the beginning of the offering period or the purchase date. The fair market value is the per share closing price of the common stock on the Nasdaq National Market as of such date reported by Nasdaq.

     Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions during the offering period. The deductions may be up to 12% of a participant's eligible compensation received on each payday during the offering period. Eligible compensation is defined in the 1995 ESPP to include the regular straight time gross earnings excluding payments for overtime, shift premium, incentive compensation, bonuses and commissions. A participant may discontinue his or her participation in the 1995 ESPP at any time during the offering period prior to a purchase date, and may decrease the rate of his or her payroll deductions once during the offering period by completing and filing a new enrollment form. No interest accrues on the payroll deductions of a participant in the 1995 ESPP.

     Purchase of Stock; Exercise of Option. By executing an enrollment form to participate in the 1995 ESPP, the participant is entitled to have shares placed under option. Unless the participant's participation is discontinued, each participant's option for the purchase of shares will be exercised automatically at the end of each purchase period at the applicable price. Notwithstanding the foregoing, no participant shall be permitted to subscribe for shares under the 1995 ESPP if immediately after the grant of the option he or she would own 5% or more of the voting power or value of all classes of our stock or of any of our subsidiaries (including stock which may be purchased under the 1995 ESPP or pursuant to any other options), nor shall any participant be granted an option which would permit the participant to buy pursuant to all of our employee stock purchase plans more than $25,000 worth of stock (determined at the fair market value of the shares at the time the option is granted) in any calendar year.

     Termination of Employment. Upon termination of a participant's continuous status as an employee prior to the purchase date of an offering period for any reason, including retirement or death, he or she will be deemed to have elected to withdraw from the Plan and the contributions credited to his or her account but not yet used to exercise his or her option under the Plan will be returned to him or her.

     Nontransferability. No rights or accumulated payroll deductions of a participant under the 1995 ESPP may be pledged, assigned or transferred for any reason.

     Amendment and Termination of the Plan. The board of directors may at any time amend or terminate the 1995 ESPP, except that such termination shall not affect options previously granted.

1995 Directors' Stock Option Plan

     Our 1995 Directors' Stock Option Plan (the "1995 Directors' Plan") was adopted by our board and approved by our stockholders in October, 1995, and was last amended by our board on April 5, 2002 and by our stockholders on June 14, 2002. As of October 15, 2002, there were options to purchase 367,500 shares of common stock outstanding under the 1995 Directors' Plan, with exercise prices ranging from $0.6563 to $5.9375 per share. Additionally, as of the same date, 437,500 shares remained available for future grant under the Plan. The following summary of the principal provisions of the 1995 Directors' Plan is qualified in its entirety by reference to the full text of the 1995 Directors' Plan, as amended, which is incorporated by reference into Part II of the Registration Statement.

     General. The 1995 Directors' Plan currently provides for the non-discretionary grant of non-statutory stock options. Non-statutory stock options granted under the Plan are intended not to qualify as incentive stock options within the meaning of Section 422 of the Code.

     Purpose. We, by means of the 1995 Directors' Plan, seek to attract and retain the best available personnel for service as directors of our company, to provide additional incentive for such persons to exert maximum efforts to promote the success of our company, and to encourage their continued service on our board.

     Administration. Our board administers the 1995 Directors' Plan. The board has the power to construe and interpret the Plan and options granted under it, to establish, amend, and revoke rules and regulations for its administration, to amend the Plan, and generally to exercise such powers and to perform such acts as the board deems necessary or expedient to promote our best interests.

     Eligibility. Options may be granted under the 1995 Directors' Plan only to our non-employee directors. A "non-employee director" is a director who is not an employee of our company or of any "parent" or "subsidiary" of our company, as those terms are defined in the Code. The payment of a director's fee by us is not sufficient in and of itself to constitute "employment" by us. Four of our six current directors (all except Messrs. Ricci and Tivnan) are eligible to participate in the 1995 Directors' Plan.

     Stock Subject to the 1995 Directors' Plan. If options granted under the 1995 Directors' Plan expire or otherwise terminate without being exercised, the common stock not purchased pursuant to such options again becomes available for issuance under the Plan. The number of shares authorized for issuance under the 1995 Directors' Plan is 820,000.

     Terms and Conditions of Options. Each option under the 1995 Directors' Plan is subject to the following terms and conditions:

          (a) Non-Discretionary Grants. Option grants are non-discretionary. Each non-employee director is automatically granted an option to purchase shares of common stock as follows:

        - An initial grant of 50,000 on the date the person first becomes a non-employee director; and

        - An annual, subsequent grant of 15,000 on January 1 of each year, provided that, on such date, the non-employee director has served on the board for at least six months.

          At the June 2001 meeting, the stockholders approved a non-automatic grant to any director who was an eligible director on January 23, 2001 of an additional 40,000 shares. The 40,000 options consist of (i) 30,000 shares to raise their initial grant from 20,000 to 50,000 and (ii) 10,000 shares to raise their subsequent grant from 5,000 to 15,000 (before the June 2001 amendment, the initial grant comprised 20,000 shares and the subsequent grant comprised 5,000 shares). Each eligible director was granted 40,000 options on June 27, 2001.

          (b) Exercise Price; Payment. The exercise price of each option granted under the 1995 Directors' Plan is equal to 100% of the fair market value of the common stock subject to such option on the date such option is granted.

          We may not: reduce the exercise price of any stock option, including stock appreciation right, outstanding or to be granted in the future under the 1995 Directors' Plan; cancel and re-grant options at a lower exercise price (including entering into any "6 month and 1 day" cancellation and re-grant scheme), whether or not the cancelled options are put back into the available pool for grant; replace underwater options with restricted stock in an exchange, buy-back or other scheme; or replace any options with new options having a lower exercise price or accelerated vesting schedule in an exchange, buy-back or other scheme.

          (c) Option Vesting. Options granted pursuant to the 1995 Directors' Plan may be exercised while the non-employee director is a director of our company and for a period of 90 days after ceasing to be a director. The exercise price per share of the option is 100% of the fair market value per share on the grant date. The initial grant vests over four years in 25% installments on the anniversary of the grant date. The subsequent grant is exercisable as to 100% of the shares subject to the subsequent grant on the first anniversary of the date of grant of the subsequent grant.

          (d) Termination of Options. Currently no option granted under the 1995 Directors' Plan is exercisable after the expiration of ten years from the date the option was granted.

          (e) Non-transferability of Options. Options granted under the 1995 Directors' Plan are not transferable except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the person to whom the option is granted only by such person or by his or her guardian or legal representative.

     Adjustment Provisions. If there is any change in the stock subject to the 1995 Directors' Plan or subject to any option granted under the 1995 Directors' Plan (through merger, consolidation, reorganization, re-capitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1995 Directors' Plan and options outstanding thereunder will be appropriately adjusted as to the class and maximum number of shares subject to the 1995 Directors' Plan and the class, number of shares, and price per share of stock subject to such outstanding options.

     Effect of Certain Corporate Events. In the event of (i) a dissolution or liquidation of our company, (ii) a sale of all or substantially all of our assets, (iii) a merger or consolidation in which we are not the surviving corporation, or (iv) any other capital reorganization in which more than 50% of the shares of our company entitled to vote are exchanged, we shall give to directors, at the time of adoption of the plan for liquidation, dissolution, sale, merger, consolidation or reorganization, either a reasonable time thereafter within which to exercise the option, including shares as to which the option would not be otherwise exercisable, prior to the effectiveness of such liquidation, dissolution, sale, merger, consolidation or reorganization, at the end of which time the option shall terminate, or the right to exercise the option, including shares as to which the option would not be otherwise exercisable (or receive a substitute option with comparable terms), as to an equivalent number of shares of stock of the corporation succeeding our company or acquiring our business by reason of such liquidation, dissolution, sale, merger, consolidation or reorganization.

     Duration, Amendment, and Termination. The board may suspend or terminate the 1995 Directors' Plan at any time. Unless sooner terminated, the 1995 Directors' Plan terminates in October 2005. The board also may amend or terminate the Plan from time to time in such respects as the board may deem advisable

     Plan Benefits. The following shows the benefits or amounts that will be received by, or allocated to, our CEO, other named executive officers and current directors under the Directors Plan for 2002:

NAME                                                        DOLLAR VALUE   NUMBER OF UNITS
----                                                        ------------   ---------------
Paul A. Ricci.............................................          --             --
Michael K. Tivnan.........................................          --             --
Wayne S. Crandall.........................................          --             --
Richard S. Palmer.........................................          --             --
Ben S. Wittner............................................          --             --
Executive Group...........................................          --             --
Non-Executive Director Group..............................    $333,750         75,000
Non-Executive Officer Employee Group......................          --             --

1997 Employee Stock Option Plan

     Our 1997 Employee Stock Option Plan (the "1997 Plan") became effective on January 1, 1997 and was last amended by our board effective June, 2000. The following summary of the principal provisions of the 1997 Plan is qualified in its entirety by reference to the full text of the 1997 Plan, as amended, which is attached as Exhibit 10.19 to the Registration Statement.

     General. The 1997 Plan provides for the granting of nonstatutory stock options within the meaning of Section 422 of the Code. As of October 15, 2002, 301,685 shares had been issued upon exercise of options granted under the 1997 Plan, options to purchase 922,009 shares were outstanding, and 76,306 shares remained available for future grant. As of October 15, 2002, the fair market value of all shares of common stock subject to outstanding options was $4,250,461, based on the closing sale price of $4.61 for our common stock as reported on the Nasdaq National Market on October 15, 2002. As of October 15, 2002, (i) options to purchase 164,667 shares of common stock were outstanding under the Plan and held by all current executive officers as a group (3 persons), (ii) options to purchase 20,000 shares were outstanding under the Plan and held by current directors (one person) who are not executive officers and

(iii) options to purchase 737,342 shares of common stock were outstanding and held by employees, including current officers who are not executive officers, and consultants.

     Purpose. The purposes of the 1997 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of the our business.

     Administration. The 1997 Plan may be administered by our board or by a committee designated by our board (the "Administrator"); it is currently administered by our board and the compensation committee of the board. Members of the board receive no additional compensation for their services in connection with the administration of the 1997 Plan. All questions of interpretation of the Plan are determined by the Administrator, and decisions of the Administrator are final and binding upon all participants.

     Eligibility. The 1997 Plan provides that options may be granted to our employees and consultants. For the purposes of the 1997 Plan, officers, named executive officers and directors are not considered employees and are not eligible to receive grants under the 1997 Plan unless they fall under a special exception. The exception is that officers who are not previously employed by us and for whom an option grant is an essential inducement for the officer to join us may be treated as an employee for purposes of receiving a grant under the 1997 Plan. As of September 30, 2002, we had approximately 478 employees, seven directors (including two employee directors), and 28 consultants. The Administrator, in its discretion, selects the employees and consultants to whom options may be granted, the time or times at which such options are granted, and the exercise price (within the limits described below) and number of shares subject to each such grant.

     Terms of Options. The terms of options granted under the 1997 Plan are determined by the Administrator. Each option is evidenced by a stock option agreement between us and the optionee and is subject to, among other things, the following terms and conditions:

          (a) Exercise of the Option. The optionee must earn the right to exercise the option by continuing to work for us. The Administrator determines when options are exercisable. An option is exercised by giving written notice of exercise to us specifying the number of full shares of common stock to be purchased, and by tendering payment of the purchase price to us. The method of payment of the exercise price of the shares purchased upon exercise of an option is determined by the Administrator.

          (b) Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of a stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. The fair market value of the common stock is generally determined with reference to the closing sales price for the common stock (or the closing bid if no sales were reported) on the date the option is granted.

          We may not: reduce the exercise price of any stock option outstanding or to be granted in the future under the 1997 Plan; cancel and re-grant options at a lower exercise price (including entering into any "6 month and 1 day" cancellation and re-grant scheme), whether or not the cancelled options are put back into the available pool for grant; replace underwater options with restricted stock in an exchange, buy-back or other scheme; or replace any options with new options having a lower exercise price or accelerated vesting schedule in an exchange, buy-back or other scheme.

          (c) Termination of Employment. If the optionee's employment or consulting relationship with us is terminated for any reason other than death or total and permanent disability, options under the 1997 Plan may be exercised not later than thirty days (or such other period of time not exceeding the expiration of the term of the option, as determined by the Administrator) after the date of such termination to the extent the option was exercisable on the date of such termination. In no event may an option be exercised by any person after the expiration of its term.

          (d) Termination of Options. Nonstatutory options granted under the 1997 Plan expire ten years from the date of grant unless a shorter period is provided in the option agreement.

          (e) Nontransferability of Options. Generally, options under the 1997 Plan are nontransferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable only by the optionee during his or her lifetime. However, the Administrator may, in its discretion, grant transferable nonstatutory stock options pursuant to option agreements specifying (i) the manner in which the nonstatutory options are transferable and (ii) that any such transfer be subject to applicable law.

          (f) Effect of Corporate Transactions. In the event of our proposed dissolution or liquidation, the options under the 1997 Plan will terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the Administrator. The Administrator may, in the exercise of its sole discretion in such instances, declare that any option be terminated as of a date fixed by the Administrator and give each optionee the right to exercise the optionee's option as to all or any part of the option, including shares as to which the option would not otherwise be exercisable. In the event of a sale of all or substantially all of our assets, or our merger with another corporation, an option granted under the 1997 Plan will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation does not assume or provide substitute options, the Administrator will make provisions for the acceleration of the optionee's right to exercise his or her outstanding options in full. If the Administrator makes an option fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the optionee that the option will be fully exercisable for a period of 15 days from the date of the notice, and the option will terminate upon the expiration of such period.

     Amendment and Termination. Our board may terminate the 1997 Plan, or may amend the 1997 Plan from time to time in any respect, as it feels advisable. The 1997 Plan will terminate in January, 2007, but any options then outstanding under the 1997 Plan will remain outstanding until they expire by their terms.

1998 Stock Option Plan

     Our 1998 Stock Option Plan (the "1998 Plan") was assumed by us upon the consummation of the merger between Visioneer, Inc. and Scansoft, Inc. on March 12, 1999. As of October 15, 2002, there were outstanding options to purchase 919,081 shares of common stock under the 1998 Plan, with exercise prices ranging from $0.6100 to $1.3438 per share. As of October 15, 2002, there were no shares available for future grants. The following summary of the principal provisions of the 1998 Plan is qualified in its entirety by reference to the full text of the 1998 Plan, which is incorporated by reference into Part II of the Registration Statement.

     General. The purpose of the 1998 Plan is to obtain and retain the services of the types of employees, consultants, officers and directors who will contribute to our long range success and to provide incentives which are linked directed to increases in share value which will benefit all of our stockholders. Options granted under the 1998 Plan may be either "incentive stock options" or nonstatutory stock options. However, only officers and employees are eligible to be granted incentive stock options.

     Administration. The 1998 Plan may be administered by our Board or a committee appointed by our Board (as applicable, the "Administrator"). The Administrator may make any determinations deemed necessary or advisable for the 1998 Plan.

     Eligibility. Directors, officers, employees and consultants who, as determined by the Administrator, are responsible for or contribute to the management, growth or profitability of our business may be granted stock options under the 1998 Plan. However, only officers and employees may be granted incentive stock options. As of September 30, 2002, we had approximately 478 employees, seven directors (including two employee directors), and 28 consultants. The Administrator, in its discretion, selects the directors, officers, employees and consultants to whom options may be granted, the time or times at which such options are granted, and the exercise price (within the limits described below) and number of shares subject to each such grant.

     Limitations. The 1998 Plan provides that no one may be granted, during any one year period, options to purchase more than 1,000,000 shares of our common stock.

     Terms and Conditions of Options. Each option is evidenced by a stock option agreement between us and the optionee, and is subject to the following terms and conditions:

          (a) Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price for incentive stock options may not be less than 100% of the fair market value of the shares of stock on the grant date. In the case of nonstatutory options, the exercise price may be determined in the sole discretion of the Administrator, provided, that the exercise price may not be less than 85% of the fair market value of the shares of stock on the grant date of the nonstatutory option. In the case of either an incentive stock option or a nonstatutory option ranted to a 10% stockholder, the exercise price may not less than 110% of the fair market value. The fair market value of our common stock is generally determined with reference to the closing sale price for the common stock on the last market trading day prior to the date the option is granted.

          (b) Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The 1998 Plan provides that options granted under the 1998 Plan must vest at a rate of at least 20% per year over a period of five years from the grant date, unless a lower vesting rate or longer vesting period is permitted by applicable law or regulation. In the case of an incentive stock option granted to a 10% stockholder, the vesting or exercise period may not exceed five years from the grant date. The 1998 Plan provides that the exercise price must be paid in full at the time of exercise in cash.

          (c) Term of Option. The term of an incentive stock option may be no more than ten years from the grant date; provided, however, that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.

          (d) Termination of Service. If an optionee's service relationship terminates for any reason, then the optionee generally may exercise the option within 80 days of such termination, to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the option agreement).

          (e) Nontransferability of Options. Unless otherwise determined by the Administrator, options granted under the 1998 Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee or by the optionee's guardian or legal representative.

          (f) Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the 1998 Plan as may be determined by the Administrator.

     Adjustments Upon Changes in Capitalization. In the event that our stock changes by reason of any stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification in our capital structure, appropriate adjustments shall be made in the number and class of shares of stock subject to the 1998 Plan, the number and class of shares of stock subject to any option outstanding under the 1998 Plan, and the exercise price of any such outstanding option or stock purchase right.

     In the event of a liquidation or dissolution, the Administrator may provide that the holder of any option then exercisable have the right to exercise that option subsequent to the liquidation or dissolution, and for the balance of its term, solely for the kind and amount of shares of stock and other securities, cash or other property receivable upon such liquidation or dissolution by a holder of the number of shares of Stock for which the option might have been exercised immediately prior to the liquidation or dissolution.

The Administrator may also provide, in the alternative, that each option granted under the 1998 Plan terminate as of a date to be fixed by the Board provided that written notice is given to each optionee at least 30 days prior to the termination date. Each option holder then has the right, during the 30 days preceding the option termination, to exercise the option as to all or any part of the shares of stock covered by the option, to the extent that the option is then exercisable.

     In the case of any capital reorganization, any reclassification of the common stock (other than a change in par value or recapitalization), or the consolidation of our company with, or a sale of substantially all of our assets (which sale is followed by our liquidation or dissolution), or merger of our company with another person (a "Reorganization Event"), the Administrator is to determine whether the Reorganization Event constitutes a liquidation or dissolution and to deliver to optionees at least 15 days prior to the Reorganization Event a notice which (i) indicates whether the Reorganization Event is a liquidation or dissolution, and (ii) advises the optionee of his or her rights pursuant to the stock option agreement.

     If the Reorganization Event is determined to be a liquidation or dissolution, in its sole and absolute discretion, the surviving corporation may, but is not be obligated to, (i) tender stock options to the optionee with respect to the surviving corporation which contains terms and provisions that substantially preserve the rights and benefits of the optionee, and (ii) in the event that no stock options have been tendered by the surviving corporation, the optionee has the right exercisable during a 10-day period ending on the fifth day prior to the Reorganization Event to exercise his or her options, to the extent that such options are then exercisable.

     If the Reorganization Event is not determined to be a liquidation or dissolution, the optionee is entitled upon exercise of the option to purchase the kind and number of shares of stock or other securities, cash or other property of the surviving corporation receivable upon such event by a holder of the number of shares of the common stock which the option entitles the optionee to purchase from us immediately prior to such event. In the case of any Reorganization Event that is a reorganization, merger or consolidation in which we are not the surviving corporation, the Administrator may, in its sole and absolute discretion, accelerate the vesting period of the options.

     Amendment and Termination of the Plan. The Board may amend, alter, or discontinue the 1998 Plan. However, we must obtain stockholder approval for any amendment to the 1998 Plan which would: (i) increase the total number of shares of stock reserved for the purposes of the 1998 Plan; (ii) materially increase the benefits accruing to eligible persons under the 1998 Plan; or (iii) materially modify the requirements for eligibility under the 1998 Plan. No such action by the Board or stockholders may alter or impair any option previously granted under the 1998 Plan without the written consent of the optionee. No options may be granted under the 1998 Plan on or after December 31, 2002.

2000 Stock Plan

     Our 2000 Stock Plan (the "2000 Plan") was adopted by our board and approved by our stockholders in May, 2000, and was last amended by the board on April 5, 2002 and by the stockholders on June 14, 2002. As of October 15, 2002, there were options to purchase 2,622,570 shares of common stock under the Plan, with exercise prices ranging from $1.2813 to $6.97 per share. In addition, as of the same date, there were available for future grant options to purchase 1,701,113 shares of common stock. The following summary of the principal provisions of the 2000 Plan is qualified in its entirety by reference to the full text of the 2000 Plan, which is incorporated by reference into Part II of the Registration Statement.

     General. The purpose of the 2000 Plan is to attract and retain the best available personnel for positions of substantial responsibility with our company, to provide additional incentive to our employees and consultants and to promote the success of our business. Options granted under the 2000 Plan may be either incentive stock options or nonstatutory stock options. Stock purchase rights may also be granted under the Plan.

     Administration. The 2000 Plan generally may be administered by the board or a committee appointed by the board (as applicable, the "Administrator"). The Administrator may make any determinations deemed necessary or advisable for the 2000 Plan.

     Eligibility. Nonstatutory stock options and stock purchase rights may be granted under the 2000 Plan to our employees, directors and consultants. As of September 30, 2002, we had approximately 478 employees, seven directors (including two employee directors), and 28 consultants. Incentive stock options may be granted only to employees. The Administrator, in its discretion, selects the employees, directors and consultants to whom options and stock purchase rights may be granted, the time or times at which such options and stock purchase rights shall be granted, and the exercise price and number of shares subject to each such grant; provided, however, the exercise price of a stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted.

     Limitations. Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain of our executive officers. In order to preserve our ability to deduct the compensation income associated with options granted to such persons, the 2000 Plan provides that no employee may be granted, in any fiscal year, options or stock purchase rights to purchase more than 750,000 shares of common stock. Notwithstanding this limit, however, in connection with such individual's initial employment with us, he or she may be granted options or stock purchase rights to purchase up to an additional 750,000 shares of common stock.

     Terms and Conditions of Options. Each option is evidenced by a stock option agreement between us and the optionee, and is subject to the following terms and conditions:

          (a) Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of a stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted; provided, however, that the exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value on the date such option is granted. The fair market value of the common stock is generally determined with reference to the closing sale price for the common stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted.

          We may not: reduce the exercise price of any stock option, including stock appreciation right, outstanding or to be granted in the future under the 2000 Plan; cancel and re-grant options at a lower exercise price (including entering into any "6 month and 1 day" cancellation and re-grant scheme), whether or not the cancelled options are put back into the available pool for grant; replace underwater options with restricted stock in an exchange, buy-back or other scheme; or replace any options with new options having a lower exercise price or accelerated vesting schedule in an exchange, buy-back or other scheme.

          (b) Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The means of payment for shares issued upon exercise of an option is specified in each option agreement. The 2000 Plan permits payment to be made by cash, check, promissory note, other shares of our common stock (with some restrictions), cashless exercises, any other form of consideration permitted by applicable law, or any combination thereof.

          (c) Term of Option. The term of an incentive stock option may be no more than ten years from the date of grant; provided, however, that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.

          (d) Termination of Service. If an optionee's service relationship terminates for any reason (excluding death or disability), then the optionee generally may exercise the option within 90 days of such termination or within such time period as specified in the option agreement, to the extent that the option is vested on the date of termination, (but in no event later than the expiration of the term of such option as set forth in the option agreement). If an optionee's service relationship terminates due to the optionee's disability, the optionee generally may exercise the option, to the extent the option was vested on the date of termination, within 12 months, or as specified in the option agreement, from the date of such termination. If an optionee's service relationship terminates due to the optionee's death, the optionee's estate or the person who acquires the right to exercise the option by bequest or inheritance generally may exercise the option, as to the vested shares subject to the option (not including unvested shares), within 12 months from the date of such termination or as defined in the option agreement.

          (e) Nontransferability of Options. Unless otherwise determined by the Administrator, options granted under the 2000 Plan are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee.

          (f) Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the 2000 Plan as may be determined by the Administrator.

     Stock Purchase Rights. In the case of stock purchase rights, unless the Administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with us for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the Administrator.

     Adjustments Upon Certain Corporate Transactions. In connection with any merger of our company with or into another corporation or the sale of all or substantially all of our assets, each outstanding option and stock purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume the options or rights or to substitute substantially equivalent options or rights, the optionee shall have the right to exercise the option or stock purchase right as to all the optioned stock, including shares not otherwise vested or exercisable. In such event, the Administrator shall notify the optionee that the option or stock purchase right is fully exercisable for fifteen days from the date of such notice and that the option terminates upon expiration of such period.

     Amendment and Termination of the Plan. The board may amend, alter, suspend or terminate the 2000 Plan, or any part thereof, at any time and for any reason. Unless terminated earlier, the 2000 Plan shall terminate ten years from the date the 2000 Plan or any amendment to add shares to the 2000 Plan was last adopted by the board.

     Plan Benefits. The amount and timing of options and awards granted under the 2000 Plan are determined in the sole discretion of the Administrator. As a result, the benefits or amounts that will be received by, or allocated to, our CEO, our other named executive officers and our current directors under the 2000 Plan for 2002 are not determinable. However, the following sets forth the options or awards granted to such persons in fiscal year 2001. Amounts granted in 2001 may not be representative of amounts granted in the future.

NAME                                                        DOLLAR VALUE   NUMBER OF UNITS
----                                                        ------------   ---------------
Paul A. Ricci.............................................          --             --
Michael K. Tivnan.........................................          --             --
Wayne S. Crandall.........................................          --             --
Richard S. Palmer.........................................     $90,750         75,000
Ben S. Wittner............................................          --             --
Executive Group...........................................      90,750         75,000
Non-Executive Director Group..............................          --             --
Non-Executive Officer Employee Group......................     200,002         58,824

401(K) RETIREMENT PLAN

     The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to the statutory limit, which was $10,500 in calendar year 2001. We match an employee's contributions dollar for dollar up to 4%. For example, if an employee contributes 6% we match at 4%; if the employee contributes 4% we match the 4%; if the employee contributes 2% we match the 2%, and so on. Employees are 100% vested into the plan as soon as they start to contribute to the plan.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or officer or at our request.

     We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

               CERTAIN RELATIONSHIPS AND SECURITIES TRANSACTIONS

RELATED PARTY TRANSACTIONS

     At October 15, 2002, Xerox owned approximately 18.7% of our outstanding common stock and all of our outstanding Series B Preferred Stock. In connection with our acquisition of ScanSoft in 1999 (following which we renamed ourselves ScanSoft), we issued 3,562,238 shares of Series B Preferred Stock to Xerox. The Series B Preferred Stock is convertible into shares of common stock on a share for share basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The Series B Preferred Stockholders are entitled to non-cumulative dividends at the rate of $0.065 per annum per share, payable when, as and if declared by the Board of Directors. To date no dividends have been declared by the Board of Directors. Holders of Series B Preferred Stock have no voting rights, except those rights provided under Delaware law. See "Description of Capital Stock" below for a discussion of the rights, preferences, privileges and restrictions of our Series B Preferred Stock.

     In addition, Xerox has the opportunity to acquire additional shares of common stock pursuant to a ten-year warrant. The warrant allows Xerox to acquire a number of shares of common stock equal to the number of options (whether vested or unvested) that remain unexercised at the expiration of any ScanSoft option assumed by us in the merger. The exercise price for each warrant share is $0.61. If all of the assumed ScanSoft options expire without being exercised, Xerox would be entitled to purchase 1,736,630 shares of common stock. The warrant was fully vested on the date of grant; however, Xerox could not exercise the warrant prior to March 2, 2002, unless, immediately after such exercise, Xerox owned directly or indirectly less than 45% of the shares of our common stock outstanding immediately after such exercise. From the date of acquisition through October 15, 2002, approximately 525,732 ScanSoft options have been forfeited. Accordingly, Xerox had the opportunity to acquire up to a maximum of 525,732 shares of our common stock as of October 15, 2002.

     We and Xerox have entered into three non-exclusive agreements in which we granted Xerox the royalty-bearing right to copy and distribute certain versions of our Pagis, TextBridge and PaperPort software programs with Xerox's multi-function peripherals. All agreements were negotiated on an arm's length basis, and the royalties and other economic terms are comparable with our other OEM agreements.

     On June 29, 1998, we and Xerox entered into a Gold Disk Bundling Agreement, as amended, wherein Xerox licensed the right to bundle and distribute ScanSoft's Pagis and TextBridge software products with Xerox's document system products for the small office and home office market. Under this agreement, we recorded revenue totaling $1.8 million, $2.4 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999 respectively, based upon reported licenses of 389,000, 528,000 and 172,000, respectively. On June 14, 2001 Xerox announced its exit from the small office/home office business segment, therefore, revenue for the six months ended June 30, 2002 was zero.

     On March 25, 1998, we and Xerox entered into a Gold Disk Bundling Agreement, as amended, wherein Xerox licensed the right to bundle and distribute our TextBridge Pro software with Xerox's large corporate multifunction devices for 25 plus users (the "March 1998 Agreement"). On September 30, 1999, we and Xerox entered into a Gold Disk Bundling Agreement, as amended, wherein Xerox licensed the right to bundle and distribute our TextBridge Pro and PaperPort software with Xerox's large corporate multifunction devises and document center systems. This Agreement superseded the March 1998 Agreement. Under these two agreements, we recorded revenue totaling $5.4 million, $3.4 million and $4.2 million for the years ended December 31, 2001, 2000 and 1999 respectively, based upon reported licenses of 898,000, 764,000 and 905,000 respectively. For the six months ended June 30, 2002, we recorded revenue totaling $2.3 million, based on 16,000 reported licenses.

     In total, Xerox accounted for $7.2 million, $5.8 million and $4.7 million of our revenue for the years ended December 31, 2001, 2000 and 1999 respectively, accounting for 11%, 11% and 14% of our total revenue, respectively. For the six months ended June 30, 2002, Xerox accounted for revenue of $2.3 million or 5% of total revenue. During 2001, Xerox paid us $7.0 million under these agreements, and as of December 31, 2001, Xerox owed us $1.8 million. For the first six months of 2002, Xerox paid us $2.8 million under these agreements and as of June 30, 2002, Xerox owed us $1.3 million.

     The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation acts as our primary outside corporate and securities counsel. Ms. Martin, one of our directors, is a member of Wilson Sonsini Goodrich & Rosati. Aggregate fees and costs billed to us through August 31, 2002 by Wilson Sonsini Goodrich & Rosati were approximately $788,158. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more favorable than those with unrelated parties.

SECURITIES TRANSACTIONS

     On September 13, 1999, we purchased 600,000 shares of Series A Preferred Stock at a cost of $0.25 per share for a total investment of $150,000 in BookmarkCentral.com (which was recently renamed EchoBahn.com, Inc.). One of our former directors is a founder and the current President and Chief Executive Officer of EchoBahn. During 2001, the Company wrote-off its investment in EchoBahn after determining that the investment was impaired. We accounted for the investment under the cost basis method of accounting.

     On September 16, 2002, we repurchased 1,461,378 shares of common stock from L&H for $7.0 million. These shares represented a portion of the common shares that we issued to the selling stockholder in connection with our December 12, 2001 acquisition of certain of L&H's speech and language technology operations and our March 21, 2002 acquisition of the AudioMining assets of L&H Holdings USA, Inc., a wholly-owned subsidiary of L&H. We agreed to issue 150,000 shares of our common stock to the selling stockholder if we do not complete an underwritten public offering for the selling stockholders by December 15, 2002. We further agreed to issue an additional 150,000 shares of our common stock to the selling stockholder if we do not complete an underwritten public offering for the selling stockholder by February 15, 2003. We also will be required to issue an additional 100,000 shares of our common stock to L&H if, by February 15, 2003, we fail to file a registration statement to register the shares remaining unsold, if any, after this offering. Additionally, if the consummation of this offering does not occur by January 1, 2003, the outstanding principal and interest under the $3.5 million promissory note that we issued in connection with the acquisition of L&H operations would become immediately due and payable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of October 15, 2002, as to:

     - each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our common stock;

     - each of our directors;

     - each officer named in the Summary Compensation Table; and

     - all of our current directors and executive officers as a group.

     The information has been adjusted to reflect the sale of our common stock in this offering. The information assumes no exercise of the underwriters' over-allotment option.

     Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days of October 15, 2002 are deemed to be outstanding and beneficially owned by the persons holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

     Subject to the paragraph above, percentage ownership of outstanding shares is based on 63,219,569 shares of common stock outstanding as of October 15, 2002. Percentage ownership after offering reflects an additional 1,000,000 shares to be sold by us in this offering.

                                                                                             PERCENTAGE OF
                                                                          NUMBER OF           BENEFICIAL
                                          NUMBER OF                         SHARES             OWNERSHIP
                                            SHARES         NUMBER OF     BENEFICIALLY     -------------------
                                         BENEFICIALLY     SHARES BEING   OWNED AFTER       BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)     OWNED             SOLD         OFFERING       OFFERING   OFFERING
---------------------------------------  ------------     ------------   ------------     --------   --------
5% STOCKHOLDERS:
Xerox Corporation....................     15,941,572(2)           --      15,941,572(2)     23.7%      23.3%
  800 Long Ridge Road
  Stamford, CT 06904
State of Wisconsin Investment Board...    11,735,000              --      11,735,000        18.6%      18.3%
  P.O. Box 7842
  Madison, WI 53707
Lernout & Hauspie Speech Products
  N.V.(3)............................      6,034,406       6,034,406              --         9.5%        --
  Flanders Language Valley 50
  8900 Ieper, Belgium
DIRECTORS AND OFFICERS:
Paul A. Ricci(4).....................      2,953,693              --       2,953,693         4.5%       4.4%
Michael K. Tivnan(5).................      1,070,895              --       1,070,895         1.7%       1.6%
Mark B. Myers(6).....................         65,000              --          65,000           *          *
Katharine A. Martin(7)...............         76,000              --          76,000           *          *
Robert G. Teresi(8)..................        227,186              --         227,186           *          *
Robert J. Frankenberg(9).............        196,708              --         196,708           *          *
Wayne S. Crandall(10)................        530,781              --         530,781           *          *
Richard S. Palmer(11)................        567,667              --         567,667           *          *
Ben S. Wittner(12)...................        312,974              --         312,974           *          *
All directors and executive officers as
  a group (10 persons)(13)...........      6,191,008              --       6,191,008         9.0%       8.9%

---------------

  *  Less than 1%.

 (1) Unless otherwise indicated, the address for the following stockholders is c/o ScanSoft, Inc., 9 Centennial Drive, Peabody, Massachusetts 01960.

 (2) Includes a warrant that as of October 15, 2002 was exercisable for up to 525,732 shares of our common stock, and 3,562,238 shares of non-voting Series B Preferred Stock. The shares that underlie this warrant and the Series B shares have not been converted into common stock and are factored into the calculation of Xerox's beneficial ownership only for the purposes of this table. As of October 15, 2002, Xerox owned 11,853,602 shares of our common stock. All of these securities are owned of record by Xerox Imaging Systems, Inc., a wholly-owned subsidiary of Xerox Corporation.

 (3) Of the 6,034,406 shares listed above, 4,040,400 are held of record by Lernout & Hauspie Speech Products N.V., and 1,994,006 are held of record by its wholly-owned subsidiary L&H Holdings USA, Inc. All of these shares are being offered for sale pursuant to this prospectus. For further information, see "Certain Relationships and Securities Transactions."

 (4) Includes options to acquire 2,798,693 shares of our common stock that are exercisable through December 14, 2002.

 (5) Includes options to acquire 988,395 shares of our common stock that are exercisable through December 14, 2002.

 (6) Represents options to acquire shares of our common stock that are exercisable through December 14, 2002.

 (7) Includes options to acquire 75,000 shares of our common stock that are exercisable through December 14, 2002.

 (8) Includes options to acquire 55,000 shares of our common stock that are exercisable through December 14, 2002.

 (9) Represents options to acquire shares of our common stock that are exercisable through December 14, 2002.

(10) Includes options to acquire 502,781 shares of our common stock that are exercisable through December 14, 2002.

(11) Includes 75,000 shares of restricted stock with a 2 1/2 year cliff vesting, which vest 100% on April 17, 2004, and options to acquire 490,667 shares of our common stock that are exercisable through December 14, 2002.

(12) Includes options to acquire 308,566 shares of our common stock that are exercisable through December 14, 2002.

(13) Includes 75,000 shares of restricted stock issued to Mr. Palmer (see note 10 above); 58,824 shares of restricted stock issued to Mr. Weideman, restrictions on which will lapse 1/3 on each anniversary date of grant; and options to acquire 5,611,060 shares of our common stock that are exercisable through December 14, 2002.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, which have been incorporated by reference into Part II of the Registration Statement.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our charter provides that we are authorized to issue 140,000,000 shares of common stock, $0.001 par value per share, and 40,000,000 shares of preferred stock, $0.001 par value per share. As of October 15, 2002, there were outstanding 63,219,569 shares of common stock held by approximately 570 stockholders of record, and 3,562,238 shares of Series B preferred stock held by Xerox. As of October 15, 2002, there were no shares of Series A preferred stock outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock (see "Preferred Stock" below), the holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board out of legally available funds. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of the preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. The rights, preferences, and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of holders of shares of our preferred stock, as discussed below.

PREFERRED STOCK

     Our board may issue preferred stock in different series and classes and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences, and other rights and preferences of preferred stock not in conflict with our charter or Delaware law.

     Our charter currently designates two series of preferred stock: the Series A Participating Preferred Stock consisting of 100,000 shares and the Series B Preferred Stock consisting of 15,000,000 shares. Our preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders (see "Anti-Takeover Provisions below). Additionally, the issuance of preferred stock may adversely affect the rights of the holders of common stock as follows:

     - Dividends. Our preferred stock is entitled to receive dividends out of any legally available assets, when and if declared by our board prior and in preference to any declaration or payment of any dividend on the common stock. In addition, after the first issuance of the Series A Participating Preferred Stock, we cannot declare a dividend or make any distribution on the common stock unless we concurrently declare a dividend on such Series A Participating Preferred Stock. Moreover, we cannot pay dividends or make any distribution on the common stock as long as dividends payable to the Series A Participating Preferred Stock are in arrears. With respect to the Series B Preferred Stock, we cannot declare a dividend or make any distribution on the common stock unless full dividends on the Series B Preferred Stock have been paid or declared and the sum sufficient for the payment set apart.

     - Voting Rights. Each share of Series A Participating Preferred Stock entitles its holder to 1,000 votes on all matters submitted to a vote of our stockholders. In addition, the Series A Participating Preferred and the common stock holders vote together as one class on all matters submitted to a vote of our stockholders. The holders of Series B Preferred Stock are not entitled to vote on any matter (except as provided in Delaware law in connection with amendments to our charter that, among other things, would alter or change the rights and preferences of the class, in which case each share of Series B Preferred Stock would be entitled to one vote). However, the Series B Preferred Stock is convertible into common stock, and as a result, may dilute the voting power of the common stock.

     - Liquidation, Dissolution or Winding Up. The preferred stock is entitled to certain liquidation preferences upon the occurrence of a liquidation, dissolution or winding up of our company. If there are insufficient assets or funds to permit this preferential amount, then our entire assets and all of our funds legally available for distribution will be distributed ratably among the preferred stockholders. The remaining assets, if any, will be distributed to the common stockholders on a pro rata basis.

     - Preemptive Rights. Our Series A and Series B preferred stock do not have any preemptive rights.

WARRANTS

     As of October 15, 2002, Xerox owned a warrant to purchase up to a maximum of 525,732 shares of our common stock at an exercise price of $0.61 per share.

REGISTRATION RIGHTS

     Prior to the filing of this prospectus, certain parties are entitled to have some of their shares of our stock registered under the Securities Act pursuant to registration rights or share purchase agreements between us and each of these parties. Specifically, Xerox has the right to register all of its 15,941,572 shares, consisting of common, preferred and warrant shares; and Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch"), the State of Wisconsin Investment Board, and SF Capital Partners have the right to register, respectively, 65,100; 3,500,000; and 1,000,000 shares of our common stock, as described below.

     On a separate registration statement, we are registering 9,000,000 shares of common stock on behalf of certain of our stockholders. Of these shares, 4,500,000 shares are being registered on behalf of Xerox, 3,500,000 shares are being registered on behalf of SWIB and 1,000,000 shares are being registered on behalf of SF Capital. Each of these stockholders has agreed or has previously committed to agree that it will not offer, sell or otherwise dispose of any of our securities with respect to which it has registration rights, including the shares covered by that registration statement, for a period of 90 days after the date of this prospectus.

  Xerox

     Under a Registration Rights Agreement dated as of March 2, 1999 between us and Xerox, if Xerox requests that at least 10% of its registrable securities be registered, we may be required, on up to three occasions, to register Xerox's common, preferred and warrant shares for public resale.

     If we are eligible to file registration statements on Form S-3, Xerox may require us to register their remaining shares for public resale on Form S-3 up to two times per 12-month period. Depending on market conditions, however, we may defer such registration for up to 60 days.

     Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, Xerox is entitled to include a portion of its shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions.

     All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. Xerox's registration rights will terminate when Xerox is entitled to sell all of its shares in any 90-day period under Rule 144 of the Securities Act.

  Merrill Lynch

     Under a Registration Rights Agreement between us and Merrill Lynch, upon written request, Merrill Lynch may demand to have its registrable securities registered for public resale on a Form S-3. In certain cases, we may defer such registration for up to 60 days. All registration expenses incurred in connection with our obligations under the Registration Rights Agreement will be borne by us. The registration rights of Merrill Lynch are subordinate in all respects to the registration rights of Xerox described above.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Delaware law, our Preferred Shares Rights Agreement, and our certificate of incorporation and bylaws could make the following more difficult: the acquisition of our company by means of a tender offer, or the acquisition of control of our company by means of a proxy contest or otherwise. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

     Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Preferred Shares Rights Agreement. On October 23, 1996, our board of directors adopted a resolution creating a series of preferred stock designated as Series A Participating Preferred Stock and declaring a dividend of one preferred share purchase right for each outstanding share of our common stock with each right entitling the registered holder to purchase one one-thousandth of a share of our Series A Participating Preferred Stock. The terms of the preferred share purchase rights are contained in a Preferred Share Rights Agreement. This arrangement is designed to protect and maximize the value of our outstanding equity interests in the company in the event of an unsolicited attempt by an acquiror to take over our company in a manner or on terms not approved by our board. Takeover attempts frequently include coercive tactics to deprive a corporation's board of directors and its stockholders of any real opportunity to determine the direction of the corporation.

     The Preferred Shares Rights Agreement is aimed to deter such tactics. It may have the effect of rendering more difficult or discouraging an acquisition of our company deemed undesirable by our board, by, for example, causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board. The preferred share purchase rights described above are triggered within ten days after the accumulation of 20% or more of our outstanding common stocks by a single acquiror or group.

     Our Preferred Share Rights Agreement and accompanying preferred share purchase rights do not in any way weaken the financial strength of our company or interfere with its business plans. Rather, we believe that they represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. Additionally, they should not preclude any merger or business combination approved by our board.

     Other Provisions in our Charter and Bylaws. Our charter and bylaws provide other mechanisms that may help to delay, defer or prevent a change in control. For example, our charter provides that stockholders may not take action by written consent without a meeting, but must take any action at a duly called annual or special meeting. This provision makes it more difficult for stockholders to take action opposed by our board.

     Our charter does not provide for cumulative voting in the election of directors, which under Delaware law, precludes stockholders from cumulating their votes in the election of directors, which consequently frustrates the ability of minority stockholders to obtain representation on the board of directors.

     Under our charter, 24,900,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us (see Preferred Shares Rights Agreement discussion above).

     Lastly, our bylaws contain advance notice procedures which apply to stockholder proposals and the nomination of candidates for election as directors by stockholders rather than the board.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

NASDAQ NATIONAL MARKET LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "SSFT." On October 17, 2002, the last reported sale price of our common stock was $4.80 per share.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, based upon shares outstanding as of October 15, 2002, we will have 64,219,569 outstanding shares of common stock, or 65,269,569 shares of common stock if the underwriters' over-allotment option is exercised in full, and assuming no exercise of any outstanding options or warrants. The 7,034,406 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, or stockholders subject to the lock-up agreements described in the "Underwriting" section of this prospectus. We have filed a separate registration statement covering the registration on behalf of certain of our stockholders of 9,000,000 shares of our common stock. Each of these stockholders has agreed or has previously committed to agree that it will not offer, sell or otherwise dispose of any of our securities with respect to which it has registration rights, including the shares covered by that registration statement, for a period of 90 days after the date of this prospectus. In addition, the following table shows when certain of our restricted shares may be sold in the public market pursuant to Rule 144:

      DATE        NUMBER OF SHARES ELIGIBLE FOR SALE                     COMMENT
----------------  ----------------------------------   --------------------------------------------
                                                       shares will be saleable in compliance with
                                                       Rule 144 (subject in some cases to volume
                                                       limitations)
                                                       shares will be saleable in compliance with
                                                       Rule 144 (without regard to volume
                                                       limitations)

     Generally, under Rule 144 of the Securities Act, a person who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of our outstanding shares of common stock, which amount was 632,196 shares as of October 15, 2002; or

     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

Shares under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information.

                                  UNDERWRITING

GENERAL

     Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the aggregate number of shares of common stock set forth opposite its name below:

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
Thomas Weisel Partners LLC..................................          [    ]
Adams, Harkness & Hill, Inc.................................          [    ]
C.E. Unterberg, Towbin......................................          [    ]
Investec Inc................................................          [    ]
                                                                  ----------
          Total.............................................      7,034,406,
                                                                  ==========

     Of the 7,034,406 shares to be purchased by the underwriters, 1,000,000 shares will be purchased from us and 6,034,406 will be purchased from the selling stockholder.

     The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

     The underwriting agreement provides that we and the selling stockholder will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

     Thomas Weisel Partners LLC expects to deliver the shares of common stock to
purchasers on or about           , 2002.

OVER-ALLOTMENT OPTION

     We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 1,050,000 additional shares of our common stock from us at the public offering price, less the underwriting discounts payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

COMMISSIONS AND DISCOUNTS

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus, and at this price less a concession not in excess of $     per share
of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may re-allow,
concessions, not in excess of $     per share of common stock to these other
dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

     The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholder:

                                                                           TOTAL
                                                                 --------------------------
                                                                 WITHOUT OVER-   WITH OVER-
                                                     PER SHARE     ALLOTMENT     ALLOTMENT
                                                     ---------   -------------   ----------
Public offering price..............................   $             $              $
Underwriting discount..............................
Proceeds, before expenses, to us...................
Proceeds, before expenses, to selling
  stockholder......................................   $             $              $

INDEMNIFICATION OF UNDERWRITERS

     We and the selling stockholder will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

     The underwriters will require our directors and executive officers to agree not to offer, sell, agree to sell, directly of indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of the initial filing of the registration statement, of which this prospectus is a part.

     We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus and the shares of our common stock that are issued under our equity compensation plans.

NASDAQ NATIONAL MARKET LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "SSFT."

SHORT SALES, STABILIZING TRANSACTIONS AND PENALTY BIDS

     In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

     Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

     Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

     Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

     The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon by Jo-Anne Sinclair, our Vice President and General Counsel. Ms. Sinclair currently beneficially owns and has options to purchase 327,765 shares of our common stock. Sidley Austin Brown & Wood LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements of ScanSoft, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the Speech and Language Technologies operations of Lernout & Hauspie Speech Products N.V. as of September 30, 2001 and for the nine months ended September 30, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. You can inspect and copy these reports, proxy and information statements and other information concerning ScanSoft at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC also maintains a site on the Web at www.sec.gov that contains reports, proxy and information statements and other information about us.

     This prospectus is part of a Registration Statement on Form S-1 that we filed with the SEC to register shares of our common stock. This prospectus does not contain all of the information contained in the Registration Statement. The Registration Statement together with its exhibits can be inspected and copied at the public reference facilities of the SEC referred to above.

                                 SCANSOFT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND
1999
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Stockholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

FINANCIAL STATEMENT SCHEDULE
  Report of Independent Accountants on Financial Statement
     Schedule...............................................  F-31
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................  F-32

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30,
2002 AND DECEMBER 31, 2001 AND FOR THE THREE AND SIX MONTHS
ENDED JUNE 30, 2002 AND 2001
  Consolidated Balance Sheets (Unaudited)...................  F-34
  Consolidated Statements of Operations (Unaudited).........  F-35
  Consolidated Statements of Cash Flows (Unaudited).........  F-36
  Notes to Unaudited Consolidated Financial Statements......  F-37

FINANCIAL STATEMENTS OF THE SPEECH AND LANGUAGE TECHNOLOGIES
OPERATIONS OF LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.
  Report of Independent Accountants.........................  F-45
  Statement of Assets and Liabilities as of September 30,
     2001...................................................  F-46
  Statement of Revenue and Direct Operating Expenses for the
     Nine Months Ended September 30, 2001...................  F-47
  Notes to Financial Statements.............................  F-48

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS GIVING
EFFECT TO THE ACQUISITION OF CERTAIN ASSETS OF THE SPEECH
AND LANGUAGE TECHNOLOGIES OPERATIONS OF LERNOUT & HAUSPIE
SPEECH PRODUCTS N.V.
  Introduction to Unaudited Pro Forma Combined Statement of
     Operations.............................................  F-56
  Unaudited Pro Forma Combined Statement of Operations for
     the Year Ended December 31, 2001.......................  F-57
  Notes to Unaudited Pro Forma Combined Statement of
     Operations.............................................  F-58

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ScanSoft, Inc:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of ScanSoft, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2002, except as to Note 15
for which the date is March 5, 2002

                                 SCANSOFT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                                 (IN THOUSANDS,
                                                              EXCEPT SHARE AMOUNTS)
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $  14,324   $   2,571
  Short-term investments....................................         --          62
  Accounts receivable, less allowances of $6,273 and $7,375,
     respectively...........................................     14,266       8,314
  Inventory.................................................        507         806
  Prepaid expenses and other current assets.................      1,614       1,610
                                                              ---------   ---------
     Total current assets...................................     30,711      13,363
  Goodwill and other intangible assets, net.................    108,276      92,051
  Property and equipment, net...............................      2,406       2,954
  Other assets..............................................        677       1,112
                                                              ---------   ---------
     Total assets...........................................  $ 142,070   $ 109,480
                                                              =========   =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   5,320   $   7,945
  Accrued expenses..........................................     14,471       7,418
  Deferred revenue..........................................      1,375       1,084
  Short-term bank borrowings................................         --       3,400
  Note payable..............................................        227          --
                                                              ---------   ---------
     Total current liabilities..............................     21,393      19,847
Deferred revenue............................................      2,534       2,172
Long-term note payable, net of current portion..............      3,273          --
Other liabilities...........................................        336          --
                                                              ---------   ---------
     Total liabilities......................................     27,536      22,019
                                                              ---------   ---------
Commitments and contingencies (Notes 5, 7 and 11)
Stockholders' equity:
  Preferred stock, $0.001 par value; 40,000,000 shares
     authorized; 3,562,238 shares issued and outstanding
     (liquidation preference $4,631)........................      4,631       4,631
  Common stock, $0.001 par value; 140,000,000 shares
     authorized; 62,754,211 and 46,072,748 shares issued and
     62,098,211 and 46,072,748 shares outstanding,
     respectively...........................................         63          46
  Additional paid-in capital................................    264,893     219,259
  Treasury stock at cost (656,000 and no shares,
     respectively)..........................................     (1,031)         --
  Deferred compensation.....................................       (276)         --
  Accumulated other comprehensive loss......................       (487)        (93)
  Accumulated deficit.......................................   (153,259)   (136,382)
                                                              ---------   ---------
     Total stockholders' equity.............................    114,534      87,461
                                                              ---------   ---------
     Total liabilities and stockholders' equity.............  $ 142,070   $ 109,480
                                                              =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001       2000      1999
                                                              --------   --------   -------
                                                                     (IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Net revenue.................................................  $ 63,855   $ 49,055   $31,629
                                                              --------   --------   -------
Costs and expenses:
  Cost of revenue...........................................    12,849     12,692     7,602
  Research and development..................................    13,968     14,967     6,920
  Selling, general and administrative.......................    26,449     28,205    14,509
  Amortization of goodwill and other intangible assets......    27,520     22,586     1,921
  Restructuring and other charges, net......................        --      4,811       346
  Acquired in-process research and development..............        --     18,291     3,944
                                                              --------   --------   -------
     Total costs and expenses...............................    80,786    101,552    35,242
                                                              --------   --------   -------
Loss from operations........................................   (16,931)   (52,497)   (3,613)
Other income (expense):
  Interest income...........................................       209        112       181
  Interest expense..........................................      (166)      (620)      (56)
  Other (expense) income, net...............................      (306)       226         8
  Gain on sale of hardware business.........................        --         --       882
                                                              --------   --------   -------
Loss before income taxes....................................   (17,194)   (52,779)   (2,598)
Provision for (benefit from) income taxes...................      (317)       472       150
                                                              --------   --------   -------
Net loss....................................................  $(16,877)  $(53,251)  $(2,748)
                                                              ========   ========   =======
Net loss per share: basic and diluted.......................  $  (0.34)  $  (1.26)  $ (0.11)
                                                              ========   ========   =======
Weighted average common shares outstanding: basic and
  diluted...................................................    49,693     42,107    25,630
                                                              ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                PREFERRED STOCK        COMMON STOCK                          TREASURY STOCK
                               ------------------   -------------------     ADDITIONAL      -----------------     DEFERRED
                                SHARES     AMOUNT     SHARES     AMOUNT   PAID-IN CAPITAL   SHARES    DOLLARS   COMPENSATION
                               ---------   ------   ----------   ------   ---------------   -------   -------   ------------
                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31,
  1998.......................                       19,852,952    $ 20       $ 87,995                              $ (50)
Issuance of common stock
  under employee stock
  compensation plans.........                          412,823                    276
Compensation expense related
  to stock options...........                                                                                         50
Issuance of preferred stock,
  common stock and common
  stock options in connection
  with ScanSoft acquisition..  3,562,238   $4,631    6,755,992       7         12,810
Common stock repurchased and
  retired....................                         (331,740)                  (684)
Net loss.....................
                               ---------   ------   ----------    ----       --------       -------   -------      -----
Balance at December 31,
  1999.......................  3,562,238   4,631    26,690,027      27        100,397            --        --         --
Issuance of common stock
  under employee stock
  compensation plans.........                          354,203                    815
Issuance of common stock and
  common stock options in
  connection with Caere
  merger.....................                       19,028,518      19        118,047
Comprehensive loss:
Net loss.....................
Foreign currency translation
  adjustment.................
  Comprehensive loss.........
                               ---------   ------   ----------    ----       --------       -------   -------      -----
Balance at December 31,
  2000.......................  3,562,238   4,631    46,072,748      46        219,259            --        --         --
Issuance of common stock
  under employee stock
  compensation plans.........                          623,534       1          1,130
Issuance of common stock in
  connection with L&H
  acquisition................                        7,400,000       8         27,792
Issuance of common stock in
  connection with equity
  investment.................                        8,261,905       8         15,721
Issuance of common stock in
  connection with settlement
  of Caere acquisition
  liability..................                          262,200                    700
Issuance of restricted
  stock......................                          133,824                    291                               (291)
Compensation expense
  associated with restricted
  stock......................                                                                                         15
Repurchase of common stock
  at.........................
  cost.......................                                                               656,000    (1,031)
Comprehensive loss:
Net loss.....................
Foreign currency translation
  adjustment.................
  Comprehensive loss.........
                               ---------   ------   ----------    ----       --------       -------   -------      -----
Balance at December 31,
  2001.......................  3,562,238   $4,631   62,754,211    $ 63       $264,893       656,000   $(1,031)     $(276)
                               =========   ======   ==========    ====       ========       =======   =======      =====

                                ACCUMULATED
                                   OTHER                         TOTAL
                               COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'   COMPREHENSIVE
                                   LOSS          DEFICIT        EQUITY           LOSS
                               -------------   -----------   -------------   -------------
                                          (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at December 31,
  1998.......................                   $ (80,383)     $  7,582
Issuance of common stock
  under employee stock
  compensation plans.........                                       276
Compensation expense related
  to stock options...........                                        50
Issuance of preferred stock,
  common stock and common
  stock options in connection
  with ScanSoft acquisition..                                    17,448
Common stock repurchased and
  retired....................                                      (684)
Net loss.....................                      (2,748)       (2,748)       $ (2,748)
                                                ---------      --------        ========
Balance at December 31,
  1999.......................                     (83,131)       21,924
Issuance of common stock
  under employee stock
  compensation plans.........                                       815
Issuance of common stock and
  common stock options in
  connection with Caere
  merger.....................                                   118,066
Comprehensive loss:
Net loss.....................                     (53,251)      (53,251)        (53,251)
Foreign currency translation
  adjustment.................      $ (93)                           (93)            (93)
                                                                               --------
  Comprehensive loss.........                                                  $(53,344)
                                   -----        ---------      --------        ========
Balance at December 31,
  2000.......................        (93)        (136,382)       87,461
Issuance of common stock
  under employee stock
  compensation plans.........                                     1,131
Issuance of common stock in
  connection with L&H
  acquisition................                                    27,800
Issuance of common stock in
  connection with equity
  investment.................                                    15,729
Issuance of common stock in
  connection with settlement
  of Caere acquisition
  liability..................                                       700
Issuance of restricted
  stock......................                                        --
Compensation expense
  associated with restricted
  stock......................                                        15
Repurchase of common stock
  at.........................
  cost.......................                                    (1,031)
Comprehensive loss:
Net loss.....................                     (16,877)      (16,877)        (16,877)
Foreign currency translation
  adjustment.................       (394)                          (394)           (394)
                                                                               --------
  Comprehensive loss.........                                                  $(17,271)
                                   -----        ---------      --------        ========
Balance at December 31,
  2001.......................      $(487)       $(153,259)     $114,534
                                   =====        =========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2001       2000      1999
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(16,877)  $(53,251)  $(2,748)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation...........................................     1,762      2,091       240
     Amortization of goodwill and other intangible assets...    27,520     22,586     1,921
     Accounts receivable allowances.........................    (1,102)    (2,904)    2,100
     Write-off of acquired in-process research and
       development..........................................        --     18,291     3,944
     Provision for impairment of intangible assets..........        --      3,490        --
     Non-cash portion of restructuring charge...............        --        272        --
     Gain on settlement of acquisition liability............    (1,050)        --        --
     Net gain on sale of hardware business..................        --         --      (882)
     Other..................................................       (68)        --        52
     Changes in operating assets and liabilities, net of
       effects from acquisitions:
       Accounts receivable..................................      (252)     3,740    (7,291)
       Inventory............................................       418        257      (248)
       Prepaid expenses and other current assets............        18        278      (540)
       Other assets.........................................       435       (441)     (122)
       Accounts payable.....................................      (542)      (700)    1,463
       Accrued expenses.....................................      (543)    (1,547)     (508)
       Deferred revenue.....................................       653      2,292       121
                                                              --------   --------   -------
          Net cash provided by (used in) operating
            activities......................................    10,372     (5,546)   (2,498)
                                                              --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures for property and equipment...........      (943)    (1,048)     (840)
  Proceeds from sale of property and equipment..............       344         --        --
  Cash paid for acquisition, including transaction costs....   (10,118)        --        --
  Cash of businesses acquired, net of cash paid.............        --      1,419       211
  Net change in restricted cash.............................        62         --       262
  Proceeds from sale of hardware business...................        --         --     6,788
  Net sales (purchase) of short-term and other
     investments............................................        --         --       (10)
                                                              --------   --------   -------
          Net cash provided by (used in) investing
            activities......................................   (10,655)       371     6,411
                                                              --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Short-term bank borrowings, net...........................    (3,400)     3,400    (6,000)
  Payment of note payable...................................        --     (1,600)       --
  Repurchase of common stock................................    (1,031)        --      (684)
  Proceeds from issuance of common stock, net of issuance
     costs..................................................    16,862        815       274
                                                              --------   --------   -------
          Net cash provided by (used in) financing
            activities......................................    12,431      2,615    (6,410)
                                                              --------   --------   -------
Effects of exchange rate changes on cash and cash
  equivalents...............................................      (395)       (31)       --
                                                              --------   --------   -------
Net increase (decrease) in cash and cash equivalents........    11,753     (2,591)   (2,497)
Cash and cash equivalents at beginning of year..............     2,571      5,162     7,659
                                                              --------   --------   -------
Cash and cash equivalents at end of year....................  $ 14,324   $  2,571   $ 5,162
                                                              ========   ========   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for interest....................  $    135   $    635   $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND PRESENTATION

     ScanSoft, Inc. was incorporated as Visioneer, Inc. in March 1992 and through December 1998, developed and sold scanner hardware and software products. On January 6, 1999, Visioneer sold the hardware business and the Visioneer brand name to Primax Electronics, Ltd., and on March 2, 1999, Visioneer acquired ScanSoft, in a cash election merger, from Xerox Corporation. The corporate entity "Visioneer" survived the merger, but changed its name to "ScanSoft, Inc." In addition, Visioneer changed the ticker symbol for its common stock that trades on the Nasdaq, to "SSFT." On March 13, 2000, the Company merged with Caere Corporation ("Caere"), a California-based digital imaging software company. The acquisitions of ScanSoft and Caere were accounted for under the purchase method of accounting and, accordingly, the results of operations of ScanSoft and Caere have been included in the Company's financial statements as of the acquisition dates.

     When we refer to "we" or "ScanSoft" or "the Company," we mean the current Delaware corporation ScanSoft, Inc., including all of its consolidated subsidiaries.

ACQUISITION OF LERNOUT & HAUSPIE (L&H) SPEECH PRODUCTS N.V. ASSETS

     On December 7, 2001, the Company entered into a definitive asset purchase agreement (the "Purchase Agreement") to acquire certain assets and intellectual property relating to the former L&H entities that were in bankruptcy under the jurisdiction of both the United States Bankruptcy Court for the District of Delaware and the Belgium Court of Ieper. We purchased these assets in a closed auction proceeding administered by the creditors committee of the former entities and approved by both the United States and Belgium courts on December 11, 2001. The transaction was completed on December 12, 2001.

     Pursuant to the Purchase Agreement, the Company acquired patents, trademarks, tradenames, product and customer contracts associated with certain of the speech and language technology assets of L&H. In addition, the Company also obtained rights to accounts receivable related to the customer contracts acquired and fixed assets. The Company also hired 223 employees from L&H. The Company paid $41.3 million in total consideration to the creditors as follows:
$10.0 million in cash, 7.4 million shares of the Company's common stock valued at $27.8 million (based on the average of the closing share price of our stock 3 days before and after the proposed acquisition was announced) and a 9% promissory note in the principal amount of $3.5 million, to be repaid in installments of $0.1 million of principal and interest quarterly commencing on March 15, 2002, for a total of eleven (11) payments. All remaining principal and interest shall become due on December 15, 2004.

     With the acquisition of Lernout & Hauspie (L&H) assets in December 2001, ScanSoft added speech and language solutions to its portfolio of productivity-enhancing applications and technologies. The group of assets acquired includes the RealSpeak text-to-speech technology, Dragon speech recognition software and other speech and voice-related technologies aimed at the rapidly growing telecommunications, automotive and mobile device markets. ScanSoft believes that its speech-based technology and intellectual property is widely considered the finest in the industry.

     The Company generated $10.4 million of cash from operations for 2001 and had a cash balance of $14.3 million at December 31, 2001. The Company's cash balance reflects lower operating expenses as a result of restructuring actions and other cost reduction initiatives, taken in fiscal 2000, higher revenues compared to fiscal 2000 and equity financings net of cash paid for the L&H acquisition. The Company expects that operating expenses will increase in 2002 as a result of the L&H acquisition. While the Company believes its revenues will also increase and therefore its cash flows from operations, cash generated from operations could be negatively impacted if the Company's products are not accepted in the markets in which it does business, by seasonality of customer buying patterns or by a continued or

                                 SCANSOFT, INC.

worsened economic downturn in the United States or international markets where its products are sold. There can be no assurance that the Company will be able to continue to generate cash from operations or secure additional equity financing if required. The Company has sustained recurring losses and has an accumulated deficit at December 31, 2001. The Company believes that operating expense levels in combination with expected future revenues will continue to generate positive cash flows from operations. The Company also believes that, should it experience any of the aforementioned factors, it has the ability to reduce operating expenses to levels commensurate with revenues to maintain positive cash flows from operations. The Company believes that cash flows from future operations in addition to cash on hand will be sufficient to meet its working capital, investing, financing and contractual obligations as they become due for the foreseeable future including stock repurchase programs and potential business or asset acquisitions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates included in the financial statements are accounts receivable and sales allowances, the recoverability of intangible assets including goodwill and the valuation allowances on deferred tax assets. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries that are denominated in foreign currencies are translated into United States dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated using the average exchange rates for the period. Net unrealized gains and losses resulting from foreign currency translation are included in other comprehensive loss, which is a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in results of operations. The Company reported foreign currency transaction gains and (losses) of $0.2 million, $(0.1) million and zero for the years ended 2001, 2000 and 1999, respectively.

REVENUE RECOGNITION

     The Company derives revenues from the sale of its software products to end-users through distribution partners and value added resellers (VAR's), royalty revenues from OEM partners, license fees from sales of its products to end-users and from services, primarily maintenance associated with software license transactions.

     The Company applies the provisions of Statement of Position 97-2 Software Revenue Recognition, as amended by Statement of Position 98-9 Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions to all transactions involving the sale of software products. In addition, the Company applies the provisions of Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements.

     For sales through distributors and authorized resellers (including VAR's), title and risk-of-loss, pass to the customer upon shipment, at which time payment is due. Agreements with distributors and resellers

                                 SCANSOFT, INC.

provide for full rights of return. As a result, reserves for sales returns are established based on inventory levels of the Company's products at the distributors and resellers. Revenue is recognized upon shipment of the Company's product from distributors and resellers to retailers or end-users of the product. Reserves for estimated sales returns from retailers or end-users are recorded when the revenue is recognized based on historical experience with sales returns from these parties. From time to time, the Company offers its customers rebates, or price protection incentive programs to retailers for the sale of the Company's products. The Company estimates the impact on revenue of rebate or price protection programs based upon its historical experiences with similar programs for like products. The estimated reserve for such rebates or programs is recorded as a reduction of revenue in the period when the rebate or price protection program is available to the end-user.

     The Company also enters into royalty-bearing agreements with original equipment manufacturers ("OEMs") and performs software development services pursuant to certain license agreements. The Company recognizes revenue for royalty fees based on an accrual of the historical revenue trends for the respective licensing agreements of the Company's products by OEMs to third parties. The Company considers the past payment and royalty reporting history of its OEMs, seasonality of the OEMs business, the number of units sold in previous periods and the overall economic climate that its OEMs operate in.

     Revenue from the sale of licenses of the Company's software products to end-users is recognized upon delivery, provided that no significant obligations remain, evidence of the arrangement exists, the fees are fixed or determinable, and collectibility is reasonably assured. For direct sales by its customer service group, and for sales over the Internet, revenue is recognized when a credit card authorization has been received and the product ships.

     The Company recognizes revenue from the sale of maintenance and support to end-users ratably over the contract period, usually one year. Payments received in advance for maintenance and support revenue are originally treated as deferred revenue.

     The Company also generates revenue to a lesser degree from consulting and training services. Fees charged for such services are based on a fee per day or fee per student depending on the type of service or training provided.

     For arrangements with multiple obligations (for example, undelivered maintenance and support), the Company allocates revenue to each element of the arrangement based on the fair value of each element determined by the sales price of the elements had they been sold separately.

CASH EQUIVALENTS

     Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less at the date of acquisition. The Company invests primarily in commercial paper.

INVENTORY

     Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market value. Costs incurred related to shipping and handling of our inventory and products are recorded as a cost of revenue.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease or the useful life, if shorter. The cost and related accumulated depreciation of sold or retired assets

                                 SCANSOFT, INC.

are removed from the accounts and any gain or loss is included in operations. Repairs and maintenance costs are expensed as incurred.

INTANGIBLE ASSETS

     Intangible assets result from acquisitions that were accounted for under the purchase method of accounting and consist of the values of identifiable intangible assets including core technology, patents, trade names, trademarks, OEM relationships, work force and registered users base, as well as goodwill. Goodwill is the amount by which the cost of acquired net assets exceeded the fair values of those net assets on the purchase date. Intangible assets are reported at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives of three to seven years. The Company evaluates its intangible assets when events and circumstances indicate a potential impairment. Recoverability of these assets is assessed based on undiscounted expected cash flows from these assets, considering a number of factors, including past operating results, budgets and economic projections, market trends and product development cycles. An impairment in the carrying value of each asset is assessed when the undiscounted expected cash flows derived from the asset are less than its carrying value (see
Note 11).

RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in the research and development of new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. In the years ended December 31, 2001, 2000 and 1999, costs eligible for capitalization were not material.

INCOME TAXES

     Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company does not provide for United States income taxes on the undistributed earnings of its foreign subsidiaries, which the Company considers to be permanent investments.

COMPREHENSIVE LOSS

     Comprehensive loss consists of net loss and other comprehensive loss, which includes foreign currency translation adjustments. For the purposes of comprehensive loss disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to permanently reinvest undistributed earnings in its foreign subsidiaries.

CONCENTRATION OF RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral, since management does not anticipate nonperformance of payment. The Company also maintains reserves for potential credit losses and such losses have been within management's expectations. At December 31, 2001, three customers

                                 SCANSOFT, INC.

represented 31%, 13% and 12%, of our net accounts receivable balance, respectively. At December 31, 2000, two customers in aggregate accounted for 50%, of our net accounts receivable balance.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Financial instruments include cash equivalents, accounts receivable, short-term bank borrowings and long-term notes payable and are carried in the financial statements at amounts that approximate their fair value as of December 31, 2001 and 2000.

ADVERTISING COSTS

     Advertising costs are expensed as incurred and are classified as selling, general and administrative costs. The Company reported advertising costs of $2.5 million, $1.9 million and $1.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NET LOSS PER SHARE

     Basic loss per share is based on the weighted average number of common shares outstanding excluding unvested restricted stock, and diluted loss per share is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding. Potential common shares result from the assumed exercise of outstanding stock options and warrants as well as unvested shares of restricted stock and conversion of Series B Preferred Stock, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. There is no difference between basic and diluted net loss per share for all periods presented since potential common shares were anti-dilutive for all periods presented.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. The Company follows the disclosure provisions of Statement of Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation (see Note 6). Deferred compensation is recorded for restricted stock granted to employees based on the fair value of the Company's common stock at the date of grant and is amortized over the period in which the restrictions lapse. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations and No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including how goodwill and other intangible assets should be accounted for after they have been initially recognized. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangible assets, such as acquired workforce, into goodwill. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment; intangible assets with finite useful lives will continue to be amortized over their useful lives. SFAS 142 also provides specific guidance for testing goodwill for impairment. In accordance with its provisions, the Company will adopt SFAS 142 on January 1, 2002 and will cease amortizing goodwill; the Company had previously been recording annual goodwill amortization

                                 SCANSOFT, INC.

of approximately $10.1 million. The Company will also reclassify approximately $0.1 million of previously recognized acquired workforce to goodwill and as a result, amortization on this amount has also ceased. The workforce recorded in connection with the L&H acquisition is not subject to the provisions of SFAS 142 as the transaction, for financial accounting purposes, was recorded as an asset purchase and not a business combination. SFAS 142 also requires the Company to complete a transitional goodwill impairment test with-in six months from the date of adoption. The Company currently does not expect to record an impairment charge on the $42.2 million of goodwill at December 31, 2001, upon completion of the initial impairment review. The decrease in amortization expense from the goodwill will be partly offset in 2002 by the amortization of intangible assets acquired from L&H of approximately $4.5 million per year. The Company estimates total amortization expense for 2002 will be approximately $21.9 million.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 supersedes SFAS 121; however, it retains the fundamental provisions of SFAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of Accounting Principles Board No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"), for segments of a business to be disposed of. However, SFAS 144 retains the requirement of APB 30 that entities report discontinued operations separately from continuing operations and extends that reporting requirement to "a component of an entity" that either has been disposed of or is classified as "held for sale." SFAS 144 also amends the guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, including interim periods, and, generally, its provisions are to be applied prospectively. The Company does not expect that the initial application of SFAS 144 will have a material impact on its financial position or results of operations.

     In November 2001, the Emerging Issues Task Force ("EITF"), a committee of the FASB, reached a consensus on EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9"). EITF 01-9 presumes that consideration from a vendor to a customer or reseller of the vendor's products is a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established, in which case such amounts may be recorded as operating expenses. In accordance with its provisions, the Company will adopt EITF 01-9 on January 1, 2002. Certain of its co-operative marketing and marketing development fund programs do not meet the criteria to be recorded as operating expenses, which is the current policy. Unless the Company is able to renegotiate or otherwise change these marketing programs with its retailers, amounts earned by the retailers under such programs will be recorded as revenue reductions in the future. Upon adoption, the Company will reclassify all prior period reported results of operations to conform to the presentation required by EITF 01-9. The Company is currently assessing the impact of EITF 01-9 on its previously reported revenue and operating expenses. EITF 01-9 will not impact its overall results of operations.

                                 SCANSOFT, INC.

3.  BALANCE SHEET COMPONENTS

     The following table summarizes key balance sheet components (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Inventory:
  Raw materials.............................................  $    107   $   324
  Finished goods............................................       400       482
                                                              --------   -------
                                                              $    507   $   806
                                                              ========   =======
Goodwill and other intangible assets (see Note 11):
  Goodwill..................................................  $ 60,447   $60,447
  Core technology...........................................    63,069    28,586
  Developed technology......................................    16,340    16,340
  Trademarks and patents....................................    10,365     4,383
  Non-competition agreement.................................     4,048     4,048
  Acquired favorable lease..................................       553       553
  OEM relationships.........................................     1,100     1,100
  Assembled workforce.......................................     4,203       923
  Other.....................................................       200       200
                                                              --------   -------
                                                               160,325   116,580
  Accumulated amortization..................................   (52,049)  (24,529)
                                                              --------   -------
                                                              $108,276   $92,051
                                                              ========   =======
Accrued expenses:
  Accrued compensation......................................  $  2,775   $ 1,188
  Accrued sales and marketing incentives....................     1,160     1,880
  Accrued restructuring.....................................       634     1,428
  Accrued royalties.........................................       750       650
  Accrued professional fees.................................       571       638
  Accrued acquisition liabilities...........................     6,065        --
  Accrued transaction costs.................................       882        --
  Accrued taxes and other...................................     1,634     1,634
                                                              --------   -------
                                                              $ 14,471   $ 7,418
                                                              ========   =======

                                 SCANSOFT, INC.

                                                                          DECEMBER 31,
                                                           USEFUL LIFE   ---------------
                                                           (IN YEARS)     2001     2000
                                                           -----------   ------   ------
Property and equipment:
  Computers, software and equipment......................     3          $6,556   $5,391
  Leasehold improvements.................................    2-4            436      505
  Furniture and fixtures.................................     3             193      534
  Construction in process................................    --             176       --
                                                               ---       ------   ------
                                                                          7,361    6,430
Accumulated depreciation.................................                (4,955)  (3,476)
                                                                         ------   ------
                                                                         $2,406   $2,954
                                                                         ======   ======

     Depreciation expense, associated with property and equipment, for the years ended December 31, 2001, 2000 and 1999 was $1.8 million, $2.1 million, and $0.2 million, respectively.

4.  DEBT

     On March 14, 2000, the Company entered into a one year Credit Agreement (the "Agreement") with its primary financial institution for a $10,000,000 revolving loan (the "Credit Facility"). Borrowings under the Credit Facility bore interest at the prime rate plus one percent and, as amended, expired on September 30, 2001. The maximum aggregate amount of borrowings outstanding at any one time as amended was $5.0 million.

     During 2001, the Company repaid all amounts due under the Credit Facility, which included principal and interest amounting to $3.4 million. The Credit Facility was terminated and cancelled upon the final payment.

  PROMISSORY NOTES PAYABLE

     In connection with the L&H acquisition, the Company issued a $3.5 million promissory note (the "Note") to Lernout & Hauspie Speech Products, N.V. The unsecured Note, matures on December 15, 2004 and bears interest at 9% per annum. Payments of principal and interest in the amount of $133,000 are due quarterly commencing on March 15, 2002, for a total of eleven (11) payments. All remaining principal and interest is due on December 15, 2004.

     Principal payments due under the Note are as follows: $0.2 million in 2002, $0.2 million in 2003, and $3.1 million in 2004.

5.  STOCKHOLDERS' EQUITY

  PREFERRED STOCK

     The Company is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. The Company has designated 100,000 shares as Series A Preferred Stock and 15,000,000 as Series B Preferred Stock. In connection with the acquisition of ScanSoft (see Note 11), the Company issued 3,562,238 shares of Series B Preferred Stock to Xerox Corporation ("Xerox"). The Series B Preferred Stock is convertible into shares of common stock on a one-for-one basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The Series B Preferred Stock holders are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, as and if declared by the Board of Directors. To date no dividends have been declared by the Board of Directors. Holders of Series B Preferred Stock have no voting rights, except those rights

                                 SCANSOFT, INC.

provided under Delaware law. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors upon issuance of the preferred stock. The Company has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B Preferred Stock.

COMMON STOCK WARRANTS

     In connection with the ScanSoft acquisition in 1999 (see Note 11), the Company issued Xerox a ten-year warrant that allows Xerox to acquire a number of shares of common stock equal to the number of stock options (whether vested or unvested) that remains unexercised at the expiration of any ScanSoft stock option assumed by the Company in the merger. The exercise price for each warrant share is $0.61. If all of the assumed ScanSoft options expire without being exercised, Xerox would be entitled to purchase 1,736,630 shares of common stock. From the date of acquisition through December 31, 2001, 520,413 ScanSoft options have been forfeited and accordingly, the Xerox warrant at December 31, 2001 was exercisable for the purchase of 520,413 shares of the Company's common stock.

STOCK REPURCHASE PROGRAM

     During 2001, the Board of Directors authorized the repurchase of up to 2 million shares of common stock for a period of one year ending on August 22, 2002. Purchases have been and will be made in the open market or in privately negotiated transactions. Repurchased shares are available for issuance under employee stock plans or in the ordinary course of business. For the year ended December 31, 2001 the Company repurchased 656,000 shares of common stock at a cost of $1.0 million.

OTHER

     During December 2001, the Company issued 262,200 shares of its common stock in partial settlement of a $2.1 million liability assumed in connection with the Caere acquisition. The common stock was valued at $0.7 million based on the fair value of the common stock on the date agreement was reached. The Company also agreed to pay $0.7 million in cash as part of the settlement. The Company realized a gain on this settlement of $0.7 million as a reduction of general and administrative expenses in 2001.

     On December 21, 2001, the Company committed to issuing 65,100 shares of its common stock in partial settlement of a $1.0 million liability incurred as part of the Caere acquisition. The common stock was valued at $0.3 million based on the fair value of the common stock on the date agreement was reached. The Company also agreed to pay $0.3 million in cash as part of the settlement. The Company realized a gain on this settlement of $0.3 million as a reduction of general and administrative expenses in 2001. The $0.3 million value of the common stock is reflected in other long-term liabilities at year-end as the shares were not issued as of December 31, 2001.

6.  STOCK COMPENSATION PLANS

STOCK OPTION AND AWARD PLANS

     The Company has several stock-based compensation plans under which employees, officers, directors and consultants may be granted stock awards or options to purchase the Company's common stock generally at the fair market value on the date of grant. Stock plans were amended in June, 2000 to allow for options to be granted only at or above fair market value. Options become exercisable over various periods, typically two to four years and have a maximum term of 10 years. At December 31, 2001, 17,409,583 shares were authorized for grant under the Company's stock-based compensation plans, of

                                 SCANSOFT, INC.

which 4,192,414 were available for future grant. To date, all stock options have been granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

     During 2001, the Company awarded 133,824 shares of restricted common stock to senior executives at a weighted average fair value at the grant date of $2.72 resulting in deferred compensation of $291,000. Restrictions lapse over a period of 1 to 4 years depending on the grant. The restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Deferred compensation expense is amortized to compensation expense over the period that the restrictions lapse. During 2001, compensation expense of $15,000 was recognized. No restricted stock awards were outstanding for the years ended December 31, 2000 and 1999, respectively.

     The following table summarizes activity under all stock option plans and for options granted outside the plans:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                              NUMBER OF    EXERCISE
                                                                SHARES      PRICE
                                                              ----------   --------
Balance at December 31, 1998................................   2,551,903   $2.4607
Options granted.............................................   3,344,392   $2.4886
Options granted in exchange for ScanSoft options............   1,736,630   $0.6100
Options exercised...........................................    (371,230)  $0.6419
Options canceled............................................  (3,082,858)  $1.8685
                                                              ----------
Balance at December 31, 1999................................   4,178,837   $2.7695
Options granted.............................................   7,453,007   $2.2604
Options granted in exchange for Caere options...............   4,577,993   $2.5057
Options exercised...........................................    (307,307)  $0.9703
Options canceled............................................  (3,536,878)  $2.7977
                                                              ----------
Balance at December 31, 2000................................  12,365,652   $2.4863
Options granted.............................................   3,891,021   $2.3866
Options exercised...........................................    (527,582)  $1.9562
Options canceled............................................  (2,511,922)  $3.2688
                                                              ----------
Balance at December 31, 2001................................  13,217,169   $2.3315
                                                              ==========

     The weighted average grant date fair value per share of options granted was $1.92, $1.83 and $1.40 for the years ended December 31, 2001, 2000 and 1999, respectively.

                                 SCANSOFT, INC.

     The following table summarizes information about stock options outstanding under the Company's stock compensation plans at December 31, 2001:

                           OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
               --------------------------------------------   ----------------------------
                               WEIGHTED
                                AVERAGE         WEIGHTED                       WEIGHTED
  EXERCISE       SHARES        REMAINING        AVERAGE         SHARES         AVERAGE
 PRICE RANGE   OUTSTANDING   LIFE IN YEARS   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
 -----------   -----------   -------------   --------------   -----------   --------------
$0.41 --
  $1.21         1,485,028        8.00            $0.73           649,775        $0.60
 1.23 --
    1.28        1,911,037        8.93             1.26         1,058,210         1.27
 1.31 --
    1.34        2,807,750        1.51             1.34         1,836,426         1.34
 1.41 --
    1.72        1,483,326        7.77             1.62           492,460         1.63
 1.78 --
    3.04        1,401,558        7.89             2.57           847,079         2.56
 3.10 --
    4.00        1,430,437        7.53             3.47           584,745         3.45
 4.13 --
    4.30        1,596,327        8.38             4.28           378,815         4.24
 4.45 --
    5.87          990,852        7.67             5.14           574,304         5.11
 5.93 --
    5.93           70,854        6.41             5.93            70,854         5.93
 5.94 --
    5.94           40,000        8.20             5.94            10,000         5.94
               ----------                                      ---------
 0.41 --
    5.94       13,217,169        6.68            $2.33         6,502,668        $2.19
               ==========                                      =========

 1995 EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1995 Employee Stock Purchase Plan, as amended on June 29, 1999, authorizes the issuance of a maximum of 1,000,000 shares of common stock in semi-annual offerings to employees at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date. The Company issued 95,952, 46,896 and 60,786 shares of common stock under this plan during the years ended December 31, 2001, 2000 and 1999 respectively. The weighted average fair value of common stock on the grant date was $0.71, $1.08 and $1.28 during the years ended December 31, 2001, 2000 and 1999 respectively.

 PRO FORMA INFORMATION

     Had compensation expense for the Company's stock-based compensation plans been determined based on fair market value at the grant dates, as prescribed by SFAS No. 123, the Company's net loss and pro forma net loss and the Company's net loss and pro forma net loss per share would have been as follows (in thousands, except per share amounts):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2001       2000      1999
                                                        --------   --------   -------
Net loss -- as reported...............................  $(16,877)  $(53,251)  $(2,748)
Net loss -- pro forma.................................   (21,897)   (57,419)   (5,004)
Net loss per share -- as reported: basic and
  diluted.............................................     (0.34)     (1.26)    (0.11)
Net loss per share -- pro forma: basic and diluted....     (0.44)     (1.36)    (0.20)

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 130% for 2001 and 2000, and 209% for 1999, risk-free interest rate of 3.66% to 4.97% for options granted in 2001, 5.02% to 6.68% for options granted in 2000, and 5.36% to 6.07% for options granted in 1999, and a weighted average expected option term of 5 years for all periods. The Company has not paid dividends to date and assumed no dividend yield.

                                 SCANSOFT, INC.

     For the Employee Stock Purchase Plan, the fair value of each purchase right was estimated at the beginning of the offering period using the Black-Scholes option-pricing model with the following assumptions used in 2001, 2000 and 1999: expected volatility of 133% to 168% for 2001, 128% for 2000 and 100% to 130% for 1999; risk-free interest rate of 3.41% to 5.04%, 6.10% and 5.03% for 2001, 2000 and 1999, respectively; and expected lives of six months for all three years. The Company has not paid dividends and assumed no dividend yield. The weighted-average fair value of all purchase rights granted in 2001, 2000 and 1999, were $1.04, $1.73 and $0.66, respectively.

7.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company has various operating leases for office space around the world. These obligations extend through 2008. Future minimum payments under operating leases with an initial term of more than one year are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2002........................................................  $1,736
2003........................................................   1,820
2004........................................................   1,779
2005........................................................   1,767
2006........................................................   1,408
Thereafter..................................................     400
                                                              ------
Total.......................................................  $8,910
                                                              ======

     Total rent expense under operating leases for the years ended December 31, 2001, 2000 and 1999 was $0.8 million, $0.8 million and $0.3 million, respectively.

LITIGATION AND OTHER CLAIMS

     Like many companies in the software industry, we have from time to time been notified of claims that we may be infringing certain intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. We can give no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to us or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by us.

     In January 2002, ScanSoft received notice that the Massachusetts Institute of Technology and Electronics For Imaging, Inc. had filed a patent infringement claim against 94 defendants including ScanSoft. Damages are sought in an unspecified amount. To date, we have not yet been served with the court documents. We cannot predict the outcome of the claim, nor can we make any estimate of the amount of damages, if any, for which we will be held responsible in the event of a negative conclusion of the claim.

     On August 16, 2001, ScanSoft was sued by Horst Froessl for patent infringement. Damages are sought in an unspecified amount. We filed an Answer and Counterclaim on September 19, 2001. We believe this claim has no merit and we intend to defend the action vigorously.

     The Company believes that the final outcome of such matters will not have a significant adverse effect on the Company's financial position and results of operations, including the expenditure of a

                                 SCANSOFT, INC.

significant amount of resources defending such claims. However, should the Company not prevail in any such litigation, its operating results and financial position could be adversely impacted.

8.  401(K) SAVINGS PLAN

     The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company contributes in cash, 100% of up to the first 4% of an employee's salary contributed to the 401(k) Plan by the employee. The Company's contributions to the 401(k) Plan totaled $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

9.  SEGMENT, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

     The Company operates in a single segment. The following table presents total revenue information by geographic area (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
United States...........................................  $50,405   $39,965   $24,732
Other foreign countries.................................   13,450     9,090     6,897
                                                          -------   -------   -------
  Total.................................................  $63,855   $49,055   $31,629
                                                          =======   =======   =======

     Revenue classification above is based on the country in which the sale originates or is invoiced. Revenue in other countries predominately relates to sales to customers in Europe. Intercompany sales are insignificant as products sold in other countries are sourced within Europe.

     A number of the Company's North American OEM partners distribute its products throughout the world but because its partners do not provide the geographic dispersion of its products it has recognized the revenue in the United States.

     The following table summarizes the Company's long-lived assets, excluding intangible assets, by geographic location (in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
United States...............................................  $2,421   $3,505
Other foreign countries.....................................     662      561
                                                              ------   ------
                                                              $3,083   $4,066
                                                              ======   ======

     In 2001, three customers accounted for 28%, 15% and 11% of total net revenues. During 2000, three customers accounted for 27%, 11% and 11% of total net revenues. During 1999, three customers accounted for 24%, 15% and 14% of total net revenues.

                                 SCANSOFT, INC.

10.  INCOME TAXES

     The components of the income tax provision (benefit) are as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2001      2000     1999
                                                              -------   ------   ------
Federal.....................................................   $ (16)    $ --     $ 70
  Foreign...................................................     277      382       60
  State.....................................................    (578)      90       20
                                                               -----     ----     ----
     Provision (benefit) for income taxes...................   $(317)    $472     $150
                                                               =====     ====     ====

     For financial reporting purposes, loss before income taxes includes the following components (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2001       2000      1999
                                                        --------   --------   -------
United States.........................................  $(17,797)  $(53,609)  $(2,756)
Foreign...............................................       603        830       158
                                                        --------   --------   -------
     Total............................................  $(17,194)  $(52,779)  $(2,598)
                                                        ========   ========   =======

     The cumulative amount of undistributed earnings of foreign subsidiaries, which is intended to be permanently reinvested and for which United States income taxes have not been provided, totaled approximately $1.2 million at December 31, 2001.

     Deferred tax assets (liabilities) consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Deferred tax assets Net operating loss carryforwards........  $ 36,439   $ 40,450
  Federal and state credit carryforwards....................     4,011      3,213
  Capitalized start-up and development costs................     1,108      1,091
  Accrued expense and other reserves........................     3,374      4,007
  Deferred revenue..........................................     1,136      1,136
  Depreciation..............................................     1,960      1,697
  Other.....................................................         4          5
                                                              --------   --------
  Gross deferred tax assets.................................    48,032     51,599
Deferred tax liabilities
  Acquired intangibles......................................    (7,767)   (14,622)
Valuation allowance.........................................   (40,265)   (36,977)
                                                              --------   --------
     Net deferred tax assets................................  $     --   $     --
                                                              ========   ========

     At December 31, 2001 and 2000, the Company provided a valuation allowance for the full amount of its net deferred tax assets due to the uncertainty of realization of those assets as a result of the recurring and cumulative losses from operations.

     The Company monitors the realization of its deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. At such time that changes occur which will result in a change in the

                                 SCANSOFT, INC.

estimate of the valuation allowance, an income tax benefit would be recorded in the results of operations to reduce the valuation allowance.

     A reconciliation of the Company's effective tax rate to the statutory federal rate is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----    -----    -----
Federal statutory tax rate..................................  (34.0)%  (34.0)%  (34.0)%
Nondeductible amortization and in-process research and
  development...............................................   20.0%     5.3%    51.6%
Foreign taxes...............................................   (0.4)%    0.4%     2.3%
State tax, net of federal benefit...........................   (4.4)%    0.1%     0.5%
Other.......................................................    0.5%      --       --
Change in valuation allowance...............................   16.5%    29.1%   (14.6)%
                                                              -----    -----    -----
                                                               (1.8)%    0.9%     5.8%
                                                              =====    =====    =====

     At December 31, 2001 and 2000, the Company had federal net operating loss carryforwards of approximately $90 million and $105 million, respectively, of which approximately $4.1 million and $2.8 million, respectively, relate to tax deductions from stock compensation. The tax benefit related to the stock compensation, when realized, will be accounted for as additional paid-in capital rather than as a reduction of the provision for income tax. At December 31, 2001 the Company had federal and state research and development credit carryforwards of approximately $2.8 million and $1.6 million respectively. The net operating loss and credit carryforwards will expire at various dates through 2021, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

11.  ACQUISITIONS

ACQUISITION OF LERNOUT & HAUSPIE (L&H) SPEECH PRODUCTS N.V. ASSETS

     On December 7, 2001, the Company entered into a definitive asset purchase agreement (the "Purchase Agreement") to acquire certain assets and intellectual property relating to the former L&H entities that were in bankruptcy under the jurisdiction of both the United States Bankruptcy Court for the District of Delaware and the Belgium Court of Ieper. We purchased these assets in a closed auction proceeding administered by the creditors committee of the former entities and approved by both the United States and Belgium courts on December 11, 2001. The transaction was completed on December 12, 2001 and the Company's results from operations include L&H activities since that date.

     Pursuant to the Purchase Agreement, the Company acquired patents, trademarks, tradenames, product and customer contracts associated with certain of the speech and language technology assets of L&H. In addition, the Company obtained rights to accounts receivable related to the customer contracts acquired and fixed assets. The Company also hired 223 employees from L&H. The Company paid $41.3 million in total consideration to the creditors as follows:
$10.0 million in cash, 7.4 million shares of the Company's common stock valued at $27.8 million (based on the average of the closing share price of our stock 3 days before and after the proposed acquisition was announced) and a 9% promissory note in the principal amount of $3.5 million, to be repaid in installments of $0.1 million of principal and interest quarterly commencing on March 15, 2002, for a total of eleven (11) payments. All remaining principal and interest shall become due on December 15, 2004. The Company incurred approximately $1.0 million of acquisition related costs.

                                 SCANSOFT, INC.

     The purchase price was allocated to the tangible and intangible assets acquired (patent and core technology, trade names and trademarks, and workforce) and liabilities assumed based on their respective fair market values. The total identifiable tangible and intangible assets amounted to $22.9 million. The excess purchase price of $21.3 million has been allocated to identifiable long-lived assets based on their respective percentages of fair value. The purchase price including acquisition costs was allocated as follows (in thousands):

Identified intangible assets................................  $43,745
Net current liabilities assumed.............................   (1,976)
Fixed assets................................................      531
                                                              -------
                                                              $42,300
                                                              =======

     The values of the patents, core technology and trade names and trademarks were determined using the income approach. The income approach requires a projection of revenues and expenses specifically attributed to the intangible assets. The discounted cash flow ("DCF") method is then applied to the potential income streams after making necessary adjustments with respect to such factors as the wasting nature of the identifiable intangible assets and the allowance of a fair return on the net tangible assets and other intangible assets employed. There are several variations on the income approach, including the relief-from-royalty method, the avoided cost method and the lost profits method. The relief-from-royalty method was used to value the patents, core technology and trade names and trademarks. The relief-from-royalty method is used to estimate the cost savings that accrue to the owner of the intangible assets that would otherwise have to pay royalties or licensee fees on revenues earned through the use of the asset. The royalty rate used in the analysis is based on an analysis of empirical, market-derived royalty rates for guideline intangible assets.

     Typically, revenue is projected over the expected remaining useful life of the intangible asset. The market-derived royalty rate is then applied to estimate the royalty savings. The key assumptions used in valuing the patents and core technology are as follows: royalty rate 5%, discount rate 15%, tax rate 40% and estimated life of 10 years. The key assumptions used in valuing the trade names and trademarks are as follows: observed royalty rate 1%, discount rate 15%, tax rate 40% and estimated life of 12 years.

     The workforce value was determined using the avoided cost method. The avoided cost method considers the concept of avoided cost as an indicator of value. The avoided cost method is appropriate for estimating the fair value of an asset where reliable data for sales of comparable assets are not available and where assets do not directly produce a revenue stream. As a result, the basis of the valuation is the estimated cost to recruit and train an entire new workforce.

     OEM contracts and customer relationships, as well as completed technology, were determined to have de minimus values and, accordingly, no amount of the purchase price was allocated to these intangible assets. A discounted cash flow method was used to estimate the residual cash flows attributable to OEM contracts and customer relationships. The projections included negative cash flows over the early years of the relationship and, when combined with the contributory asset charged for the other technology-based assets, such as patents and core technology which are required to realize revenue under these arrangements, resulted in de minimus value for the OEM contracts and the customer relationships. The completed technology was valued using individual cash flow projections for each technology, adjusted for capital charges, and discounted to present value using a weighted average cost of capital. Cash flow projections and operating profits are negative for the initial years and when considered with the short life cycle of the application-based completed technology, the value ascribable to the completed technology was de minimus.

                                 SCANSOFT, INC.

     The following table identifies the intangible assets acquired in connection with L&H and their respective lives:

                                                                  AMOUNT          LIFE
                                                              (IN THOUSANDS)   (IN YEARS)
                                                              --------------   ----------
Patents and core technology.................................     $34,483           10
Trade names and trademarks..................................       5,982           12
Workforce...................................................       3,280            6
                                                                 -------
                                                                 $43,745
                                                                 =======

     In connection with the acquisition, we assumed certain liabilities for products which were sold prior to the acquisition date and which are expected to be upgraded with newer versions in 2002 and liabilities for development contracts with customers. The actual amount of the liabilities may differ from the estimated amounts. Differences between the actual and estimated amounts will be recorded as an adjustment to the liability.

CAERE ACQUISITION

     On March 13, 2000, the Company acquired all of the outstanding capital stock of Caere Corporation, a California-based company that designed, developed and marketed a range of optical character recognition software tools, for approximately $48.5 million in cash, 19.0 million shares of common stock of the Company valued at $98.5 million, and the issuance of stock options for the purchase of approximately 4.6 million shares of the Company's common stock valued at $15.5 million, in exchange for outstanding employee stock options of Caere. The fair value of the employee stock options was estimated using the Black-Scholes option pricing model. In addition, pursuant to a concurrent non-competition agreement and subject to certain other conditions, the Company agreed to pay in cash the former Caere President and CEO on the second anniversary of the merger, March 13, 2002, the difference between $13.50 and the closing price per share of ScanSoft common stock at that time, multiplied by 486,548. The value of this stock price guarantee at the date of acquisition was approximately $4.1 million and has been included in the total purchase price of the acquisition (see Note 15). Additionally, in conjunction with the acquisition, the Company incurred approximately $1.8 million of acquisition related costs. The purchase price of Caere, including acquisition costs was allocated as follows (in thousands):

Property and equipment......................................  $  2,865
Current and other tangible assets...........................    58,400
Liabilities assumed.........................................   (16,985)
Goodwill....................................................    61,095
Core technology.............................................    17,905
Developed technology........................................    16,340
Other identified intangible assets..........................    10,448
Acquired in-process research and development................    18,291
                                                              --------
                                                              $168,359
                                                              ========

     The amounts allocated to identifiable tangible and intangible assets, including acquired in-process research and development, were based on the fair value of the assets. Goodwill represents the amount by which the cost of acquired net assets exceeded the fair values of those net assets on the date of purchase. Acquired in-process research and development represented development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, the amount of $18.3 million was charged to operations upon consummation of the acquisition.

                                 SCANSOFT, INC.

     The values of the core technology, developed technology and acquired in-process technology were determined by a risk adjusted, discounted cash flow approach. The value of in-process research and development was determined by estimating the costs to develop the in-process projects into commercially viable products, estimating the resulting net cash flows from the sale of such products, discounting net cash flows back to their present values, and adjusting those results to reflect the projects' stages of completion at the acquisition date. These include projects (primarily major version upgrades) in each of Caere's major products, including OmniPage, OmniForm, and PageKeeper. The discount rates used were 14% for developed technology, 19% for core technology, and 24% for in-process technology. The discount rate for in-process technology takes into consideration the Company's weighted average cost of capital adjusted for the inherent uncertainties surrounding the successful development of the in-process research and development, the profitability levels of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above.

     The percentage of completion of the in-process projects ranged from 50% to 67% at the date of the acquisition. Revenues were initially projected to be generated in late 2000 for each of the product versions in development at the acquisition date. As of December 31, 2000, revenues from these projects were expected to be generated beginning in the second quarter of 2001. All these projects were completed during 2001.

     The table following identifies the intangible assets acquired in connection with Caere and their respective lives:

                                                                  AMOUNT          LIFE
                                                              (IN THOUSANDS)   (IN YEARS)
                                                              --------------   ----------
Goodwill....................................................     $ 61,095           6
Core technology.............................................       17,905           5
Developed technology........................................       16,340           2
Other identified intangible assets..........................       10,448         2-5
                                                                 --------
                                                                 $105,788
                                                                 ========

     Other identified intangible assets consist of a non-compete agreement, acquired work force, a favorable building lease agreement, and patents on the Caere technology. These assets have expected useful lives of 2, 3, 4 and 5 years, respectively, and are being amortized accordingly.

     During the year ended December 31, 2000, the Company, as a result of its June restructuring (see Note 12), wrote-off $1.1 million of acquired workforce and $2.4 million of the favorable building lease established as part of the identifiable intangible assets acquired from Caere. The portion of the assets impaired related directly to the number of employees terminated and facility space vacated in connection with these restructuring actions.

     This acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations of Caere and the fair market value of acquired assets and assumed liabilities have been included in the financial statements of the Company as of the date of acquisition.

SCANSOFT ACQUISITION

     On March 2, 1999, the Company acquired the business of ScanSoft, Inc., an indirect wholly-owned subsidiary of Xerox Corporation, for approximately 6.8 million shares of common stock valued at $10.4 million, 3.6 million shares of non-voting preferred stock valued at $4.6 million and the issuance of stock options for the purchase of approximately 1.7 million shares of the Company's common stock, valued

                                 SCANSOFT, INC.

at $2.4 million, in exchange for outstanding employee stock options of ScanSoft. In conjunction with the acquisition, the Company incurred approximately $1.2 million of acquisition related costs.

     The purchase price of $18.6 million was allocated to the tangible and intangible assets (acquired in-process research and development, core technology, trade mark and trade name, and assembled workforce) acquired and liabilities assumed based on fair value. Acquired in-process research and development represented development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, the amount of $3.9 million was charged to operations upon consummation of the acquisition. The purchase price was allocated as follows (in thousands):

Property and equipment......................................  $   909
Current and other assets....................................    4,813
Liabilities assumed.........................................   (2,166)
Identified intangible assets................................   11,096
Acquired in-process research and development................    3,944
                                                              -------
                                                              $18,596
                                                              =======

     This acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations of ScanSoft and the fair value of acquired assets and assumed liabilities have been included in the financial statements of the Company as of the date of acquisition.

     The values of the core technology and acquired in-process technology were determined by a risk adjusted, discounted cash flow approach. The value of in-process research and development, specifically, was determined by estimating the costs to develop the in-process projects into commercially viable products, estimating the resulting net cash flows from the sale of such products, discounting net cash flows back to their present values, and adjusting those results to reflect the projects' stages of completion at the acquisition date. These projects include projects (primarily major version releases) in each of ScanSoft's major products, including ScanWorks, Pagis, TextBridge and API. The discount rate used for the core technology and in-process technology was 20% and 25%, respectively. This discount rate takes into consideration the Company's weighted-average cost of capital adjusted for the inherent uncertainties surrounding the successful development of the in-process research and development, the profitability levels of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above. The percentage of completion of the projects ranged from 73% to 95% at the date of acquisition. All of the projects were successfully completed in 1999.

     The following table identifies the intangible assets acquired in connection with ScanSoft and their respective lives:

                                                                  AMOUNT          LIFE
                                                              (IN THOUSANDS)   (IN YEARS)
                                                              --------------   ----------
Core technology.............................................     $ 8,747           6
Trademark...................................................       1,800           7
Workforce...................................................         549           3
                                                                 -------
                                                                 $11,096
                                                                 =======

 ACQUISITION OF METACREATIONS PRODUCT LINES

     On June 30, 1999, the Company entered into a definitive asset purchase agreement (the "Purchase Agreement") and license agreement (the "License") to acquire and license certain assets and intellectual property relating to the photo imaging software products business of MetaCreations Corporation

                                 SCANSOFT, INC.

("MetaCreations"), which include Kai's PhotoSoap 1.0 and 2.0, Kai's SuperGOO 1.0, Kai's PowerGOO 1.0 and Kai's Power SHOW 1.1 (the "Products").

     Pursuant to the Purchase Agreement, the Company purchased all MetaCreations' inventory, intangibles, marketing materials and website content relating to the Products. Under the License Agreement, MetaCreations granted the Company a perpetual non-exclusive, royalty free license to use, reproduce, license, sell and distribute the intellectual property relating to the Products and other related software technology. The Company paid MetaCreations an aggregate of $1.0 million in cash and issued a 7% promissory note in the principal amount of $1.6 million, due and paid in full on June 30, 2000. Additionally, the Company assumed the obligations to fulfill sales orders relating to the Products, all liabilities under all original equipment manufacturer and other agreements pertaining to the Products, and up to $950,000 of product returns relating to Products sold prior to the date of the Purchase Agreement.

     The purchase price was allocated to the tangible and intangible assets (core technology, OEM relationships, trademarks, and registered users base) acquired and liabilities assumed based on fair value. The allocation of purchase price is estimated as follows (in thousands):

Net liabilities assumed.....................................  $(1,234)
Identified intangible assets................................    3,834
                                                              -------
                                                              $ 2,600
                                                              =======

     The following table identifies the intangible assets acquired in connection with MetaCreations and their respective lives:

                                                                  AMOUNT           LIFE
                                                              (IN THOUSANDS)    (IN YEARS)
Core technology.............................................      $1,934          3
OEM relationships...........................................       1,100          3
Trademark and registered users..............................         800          3
                                                                  ------
                                                                  $3,834
                                                                  ======

     During the fourth quarter of 2000, based on the financial results of the MetaCreations products, the Company reviewed the estimated future lives of the MetaCreations intangible assets. As a result of this review, the Company reduced the future amortization period of these intangible assets with lives greater than three years at December 31, 2000, to three years, resulting in increased amortization of $248,000 per year over the remaining lives.

PRO FORMA RESULTS (UNAUDITED)

     The following table reflects unaudited pro forma results of operations of the Company assuming that the acquisition of ScanSoft and Caere had occurred on January 1, 1999 (in thousands, except per share data):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
Revenues....................................................   $ 58,956      $ 93,299
Net loss....................................................   $(45,098)     $(21,248)
Net loss per diluted share..................................   $  (1.05)     $  (0.46)

     These unaudited pro forma results of operations do not include the hardware business or the write-off of acquired in-process research and development as these amounts were non-recurring in nature. The

                                 SCANSOFT, INC.

unaudited pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the transactions actually taken place at the beginning of these periods.

ADOPTION OF SFAS 142

     Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets or SFAS 142. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The standard also includes provisions for the reassessment of the useful lives of existing recognized intangible assets and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 required the Company to complete a transitional goodwill impairment test within six months of the date of adoption. The Company reassessed the useful lives of its existing intangible assets, other than goodwill, and concluded that the original useful lives remain appropriate. In addition, the Company determined that it operates in one reporting unit and, therefore, has completed the goodwill impairment test on an enterprise-wide level as of January 1, 2002. Based on this analysis, the Company determined that goodwill recorded was not impaired, and no impairment charge has been recorded.

     The following summary reflects the consolidated results of operations as if the amortization provisions of SFAS 142 had been adopted at the beginning of the periods presented (in thousands, except net loss per share amounts):

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2001        2000       1999
                                                      --------    --------    -------
Net loss:
  Reported net loss.................................  $(16,877)   $(53,251)   $(2,748)
  Effect of goodwill amortization...................    10,389       9,601        152
                                                      --------    --------    -------
  Adjusted net loss.................................  $ (6,488)   $(43,650)   $(2,596)
                                                      ========    ========    =======
Basic net loss per share:
  Reported basic net loss per share.................  $  (0.34)   $  (1.26)   $ (0.11)
  Effect of goodwill amortization...................      0.21        0.23       0.01
                                                      --------    --------    -------
  Adjusted basic net loss per share.................  $  (0.13)   $  (1.03)   $ (0.10)
                                                      ========    ========    =======
Diluted net loss per share:
  Reported diluted net loss per share...............  $  (0.13)   $  (1.03)   $ (0.10)
                                                      ========    ========    =======

12.  RESTRUCTURING AND OTHER CHARGES

     In connection with the acquisition of Caere in the first quarter of 2000, ScanSoft identified 46 employees of Caere whose positions were eliminated upon consummation of the acquisition. These positions included 22 in research and development, 14 in general and administrative functions, and 10 in sales and marketing. Additionally, the Caere president and CEO position was eliminated. As a result, ScanSoft established as part of the purchase price allocation, a restructuring reserve of $0.5 million for severance payments to employees, and a restructuring reserve of $1.1 million for severance to the Caere former president and CEO, the payments of which will continue through March 2005.

     In June 2000, ScanSoft implemented a restructuring plan to strategically refocus our business and bring operating expenses in line with net revenues. As a result, the Company eliminated 65 employee positions including 29 in research and development, 13 in general and administrative functions and 23 in support and marketing. ScanSoft recorded a restructuring charge in the amount of $1,069,000 for

                                 SCANSOFT, INC.

severance payments to these employees and a restructuring charge of $0.4 million for certain termination fees to be incurred as a result of exiting the Los Gatos facility. Additionally, ScanSoft wrote-off $3.5 million of net intangible assets acquired as part of the Caere acquisition including the acquired work force of $1.1 million and the favorable building lease of $2.4 million, which were impaired as a result of the restructuring action.

     For the years ended December 31, 2001 and 2000, ScanSoft paid $0.8 million and $1.1 million, respectively in severance payments related to these restructuring actions. The remaining severance balance of $0.6 million primarily relates to severance for the former Caere President and CEO and will be paid through March 2005.

     The Company was obligated to pay retention bonuses amounting to approximately $0.8 million and $0.2 million relating to key employees who were employed in the Caere integration and restructuring of the companies, respectively. These retention bonuses were expensed as incurred and were not included in the purchase price of the acquisition. As of December 31, 2000, the Company had paid all of these bonuses.

     During the fourth quarter of 2000, the Company incurred an additional $0.3 million of facility related exit costs related to leasehold improvements on the Los Gatos facility in space vacated by the Company. Additionally, during the fourth quarter the Company reversed $0.4 million of restructuring accruals taken in June 2000. Facility related contracts accounted for $0.3 million of the reserve. The remaining $0.1 million related to severance accruals for employees who left the Company prior to being eligible to receive severance benefits.

     The following table sets forth the 2001 and 2000 restructuring reserve activity (in thousands):

                                                          LEASE    INTANGIBLE
                                              EMPLOYEE    EXIT       ASSET
RESTRUCTURING AND OTHER CHARGES RESERVE       RELATED     COSTS    IMPAIRMENT     TOTAL
---------------------------------------       --------    -----    ----------    -------
Restructuring reserve provided in March 2000
  acquisition...............................  $ 1,552                            $ 1,552
Restructuring and other charges for June
  2000 restructuring........................    1,069     $ 397     $ 3,490        4,956
Additional Restructuring charges for June
  2000 restructuring........................                276                      276
Reversal of excess restructuring charges
  related to June 2000 restructuring........      (73)     (347)                    (420)
Non-cash write-off..........................               (276)     (3,490)      (3,766)
Cash payments...............................   (1,120)                            (1,120)
                                              -------     -----     -------      -------
Balance at December 31, 2000................    1,428        50          --        1,478
Cash payments...............................     (794)      (50)                    (844)
                                              -------     -----     -------      -------
Balance at December 31, 2001................  $   634     $  --     $    --      $   634
                                              =======     =====     =======      =======

     Pursuant to the disposal of the hardware business and acquisition of the software business of ScanSoft, the Company initiated restructuring actions in the first quarter of 1999 and recorded a charge of $346,000 for such actions. All planned restructuring actions were completed and all related liabilities were paid in 1999.

                                 SCANSOFT, INC.

13.  RELATED PARTIES

     At December 31, 2001, Xerox owned approximately 19% of the Company's outstanding common stock and all of the Company's outstanding Series B Preferred Stock. In addition, Xerox has the opportunity to acquire additional shares of common stock pursuant to a warrant (see Note 5). The Company and Xerox have entered into multiple non-exclusive agreements in which the Company grants Xerox the royalty-bearing right to copy and distribute certain versions of the Company's software programs with Xerox's multi-function peripherals. Xerox accounted for 11%, 11% and 14% of total net revenues during each of the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, Xerox owed the Company $1.8 million and $1.6 million, respectively, pursuant to these agreements, which are included in accounts receivable.

     On September 13, 1999, the Company purchased 600,000 shares of Series A Preferred Stock, par value $.10 per share, at a cost of $.25 per share for a total investment of $150,000 in BookmarkCentral.com (which was recently renamed EchoBahn.com, Inc.). One of the Company's former directors, is a founder and the current President and Chief Executive Officer of EchoBahn. During 2001, the Company wrote-off its cost basis investment, in EchoBahn as a result of factors which indicated the investment was impaired.

14.  SALE OF HARDWARE BUSINESS

     On January 6, 1999 the Company sold the assets, liabilities and intellectual property related to the former hardware business to Primax for approximately $6.8 million in cash. The Company reported a non-operating gain of $0.9 million related to the sale of the hardware business, net of costs and expenses of disposing of the business.

15.  SUBSEQUENT EVENTS

     On March 5, 2002, the Company negotiated an agreement with the former Caere President and CEO to terminate the non-competition agreement entered into in connection with the Caere acquisition (see Note 11). Under the terms of the termination agreement, the calculation date for payments due as well as the expiration date of options to purchase 829,000 shares of common stock were accelerated to February 12, 2002. The resulting total cash payment will be paid as follows: $1.0 million immediately with the remainder payable in equal quarterly installments of approximately $0.4 million over the next two years. The final consideration under the termination agreement will result in a reduction of additional-paid-in capital of approximately $4.3 million in fiscal 2002 and will have no effect on the results of operations.

                                 SCANSOFT, INC.

16.  QUARTERLY DATA (UNAUDITED)

     The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair presentation of such information.

                                     FIRST      SECOND     THIRD    FOURTH
                                    QUARTER    QUARTER    QUARTER   QUARTER     YEAR
                                    --------   --------   -------   -------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2001
Net sales.........................  $ 12,801   $ 15,078   $17,066   $18,910   $ 63,855
Net income (loss).................  $ (6,900)  $ (4,395)  $(3,214)  $(2,368)  $(16,877)
Earnings per share:
  Basic...........................  $  (0.15)  $  (0.09)  $ (0.06)  $ (0.04)  $  (0.34)
  Diluted.........................  $  (0.15)  $  (0.09)  $ (0.06)  $ (0.04)  $  (0.34)
Weighted average common shares
  outstanding:
  Basic...........................    46,100     48,939    50,875    52,858     49,693
  Diluted.........................    46,100     48,939    50,875    52,858     49,693

2000
Net sales.........................  $  7,415   $ 13,975   $13,638   $14,027   $ 49,055
Net income (loss).................  $(23,938)  $(16,028)  $(7,076)  $(6,209)  $(53,251)
Earnings per share:
  Basic...........................  $  (0.78)  $  (0.35)  $ (0.15)  $ (0.13)  $  (1.26)
  Diluted.........................  $  (0.78)  $  (0.35)  $ (0.15)  $ (0.13)  $  (1.26)
Weighted average common shares
  outstanding:
  Basic...........................    30,529     45,918    45,963    46,032     42,107
  Diluted.........................    30,529     45,918    45,963    46,032     42,107

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and
Stockholders of ScanSoft, Inc:

     Our audits of the consolidated financial statements referred to in our report dated February 11, 2002, except as to Note 15 for which the date is March 5, 2002, appearing in this Registration Statement on Form S-1 of ScanSoft, Inc. also included an audit of the financial statement schedule listed in the index on page F-1 of such Registration Statement. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2002

                                  SCHEDULE II

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                              ACCOUNTS RECEIVABLE

                                                               2001        2000       1999
                                                              -------     ------    --------
                                                                      (IN THOUSANDS)
Balance at beginning of period..............................  $ 7,375     $3,690    $  4,171
Additions charged to costs and expenses.....................      186        726       9,305
Additions charged to other accounts.........................   (1,185)(a)  3,116(a)      987
Deductions and write-offs...................................    (103)       (157)    (10,773)
                                                              -------     ------    --------
Balance at end of period....................................  $ 6,273     $7,375    $  3,690
                                                              =======     ======    ========

---------------

(a) Amounts recorded against revenue representing estimates of potential future product returns and price protection and rebate offers as of December 31, 2001 and 2000, respectively.

                                 SCANSOFT, INC.

                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
             AS OF JUNE 30, 2002 AND DECEMBER 31, 2001 AND FOR THE
               THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001

                                 SCANSOFT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 2002           2001
                                                              -----------   ------------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 18,272       $ 14,324
  Accounts receivable, less allowances of $7,914 and $6,273,
     respectively...........................................     16,488         14,266
  Inventory.................................................      1,893            507
  Prepaid expenses and other current assets.................      2,745          1,614
                                                               --------       --------
     Total current assets...................................     39,398         30,711
  Goodwill..................................................     63,308         65,231
  Other intangible assets, net..............................     38,247         43,301
  Property and equipment, net...............................      3,193          2,150
  Other assets..............................................        936            677
                                                               --------       --------
TOTAL ASSETS................................................   $145,082       $142,070
                                                               ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................      7,506          5,320
  Accrued expenses..........................................     10,763         14,471
  Deferred revenue..........................................        990          1,375
  Notes payable.............................................        627            227
  Other current liabilities.................................      1,801             --
                                                               --------       --------
     Total current liabilities..............................     21,687         21,393
Deferred revenue............................................        313          2,534
Long-term note payable, net of current portion..............      3,162          3,273
Other liabilities...........................................      1,229            336
                                                               --------       --------
Total liabilities...........................................     26,391         27,536
                                                               --------       --------
Commitments and contingencies (Note 10)
Stockholders' equity:
  Preferred stock, $0.001 par value; 40,000,000 shares
     authorized; 3,562,238 shares issued and outstanding
     (liquidation preference $4,631)........................      4,631          4,631
  Common stock, $0.001 par value; 140,000,000 shares
     authorized; 65,266,899 and 62,754,211 shares issued and
     64,610,899 and 62,098,211 shares outstanding,
     respectively...........................................         65             63
  Additional paid-in capital................................    269,612        264,893
  Treasury stock, at cost (656,000 shares)..................     (1,031)        (1,031)
  Deferred compensation.....................................       (225)          (276)
  Accumulated other comprehensive loss......................       (170)          (487)
  Accumulated deficit.......................................   (154,191)      (153,259)
                                                               --------       --------
     Total stockholders' equity.............................    118,691        114,534
                                                               --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................   $145,082       $142,070
                                                               ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   ------------------
                                                          2002       2001      2002       2001
                                                        --------   --------   -------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                      (UNAUDITED)
Net revenue...........................................  $26,184    $14,864    $49,949   $ 27,365
Costs and expenses:
  Cost of revenue.....................................    4,609      2,828      8,738      5,718
  Research and development............................    7,067      3,238     14,053      6,434
  Selling, general and administrative.................   10,928      6,113     20,639     12,400
  Amortization of intangible assets...................    2,229      6,833      6,728     13,667
  Restructuring and other charges, net................       --         --      1,041         --
                                                        -------    -------    -------   --------
Total costs and expenses..............................   24,833     19,012     51,199     38,219
                                                        -------    -------    -------   --------
Income (loss) from operations.........................    1,351     (4,148)    (1,250)   (10,854)
Other income (expense), net...........................       65         (5)       (10)      (139)
                                                        -------    -------    -------   --------
Income (loss) before income taxes.....................    1,416     (4,153)    (1,260)   (10,993)
Provision for (benefit from) income taxes.............     (534)       242       (328)       303
                                                        -------    -------    -------   --------
Net income (loss).....................................  $ 1,950    $(4,395)   $  (932)  $(11,296)
                                                        =======    =======    =======   ========
Net income (loss) per share: basic....................  $  0.03    $ (0.09)   $ (0.01)  $  (0.24)
                                                        =======    =======    =======   ========
Net income (loss) per share: diluted..................  $  0.03    $ (0.09)   $ (0.01)  $  (0.24)
                                                        =======    =======    =======   ========
Weighted average common shares: basic.................   67,595     48,939     63,173     47,520
                                                        =======    =======    =======   ========
Weighted average common shares: diluted...............   76,677     48,939     63,173     47,520
                                                        =======    =======    =======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
                                                                (IN THOUSANDS)
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $  (932)  $(11,296)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................      987        975
     Accounts receivable and sales allowances...............    1,641     (1,879)
     Amortization of intangible assets......................    6,728     13,667
     Non-cash portion of restructuring and other charges....      113         --
     Loss (gain) on disposal or sale of property and
      equipment.............................................       12        (95)
     Other..................................................       50         --
     Changes in operating assets and liabilities, net of
      effects of acquisitions:
       Accounts receivable..................................   (3,889)     2,747
       Inventory............................................   (1,332)       350
       Prepaid expenses and other assets....................     (814)       166
       Other assets.........................................     (436)        --
       Accounts payable.....................................    1,594     (1,969)
       Accrued expenses.....................................      801       (715)
       Deferred revenue.....................................   (2,616)     2,051
                                                              -------   --------
Net cash provided by operating activities...................    1,907      4,002
                                                              -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property and equipment...........   (1,773)      (345)
  Proceeds from sale of property and equipment..............       --        344
  Payments of notes payable related to acquisition..........     (111)        --
  Payments under deferred payment agreement.................   (1,414)        --
  Payments of acquisition related liabilities...............   (1,887)        --
  Cash paid for acquisition.................................     (500)        --
                                                              -------   --------
Net cash used in investing activities.......................   (5,685)        (1)
                                                              -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on short-term borrowings.........................       --     (3,400)
  Payments of capital lease obligation......................     (158)        --
  Proceeds from private placement of common stock, net of
     issuance costs.........................................    5,690      4,911
  Proceeds from the issuance of common stock upon exercise
     of options.............................................    2,339         69
                                                              -------   --------
Net cash provided by financing activities...................    7,871      1,580
                                                              -------   --------
Effects of exchange rate changes on cash and cash
  equivalents...............................................     (145)      (245)
                                                              -------   --------
Net increase in cash and cash equivalents...................    3,948      5,336
Cash and cash equivalents at beginning of period............   14,324      2,571
                                                              -------   --------
Cash and cash equivalents at end of period..................  $18,272   $  7,907
                                                              =======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SCANSOFT, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of ScanSoft, Inc. (the "Company", "we" or "ScanSoft") have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, these interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position at June 30, 2002 and 2001 and the results of operations and cash flows for the three and six months ended June 30, 2002 and 2001. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in the footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002 and all other subsequent periodic filings including the Form 10-Q/A for the three months ended March 31, 2002 filed on August 14, 2002.

     The results for the three and six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002, or any future period.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates and assumptions included in the financial statements are revenue recognition, including estimating valuation allowances (specifically sales returns and other allowances), the recoverability of intangible assets, including goodwill, and valuation allowances for deferred tax assets. Actual amounts could differ significantly from these estimates.

     Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS
144). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 supersedes SFAS 121; however, it retains the fundamental provisions of SFAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS 144 supersedes the accounting and reporting provisions of Accounting Principles Board No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB 30), for segments of a business to be disposed of. However, SFAS 144 retains the requirement of APB 30 that entities report discontinued operations separately from continuing operations and extends that reporting requirement to "a component of an entity" that either has been disposed of or is classified as "held for sale." SFAS 144 also amends the guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, including interim periods, and, generally, its provisions are to be applied prospectively.

                                 SCANSOFT, INC.

The Company adopted the provisions of SFAS 144 in 2002 and its adoption had no impact on its financial position or results of operations.

     In November 2001, the Emerging Issues Task Force ("EITF"), a committee of the FASB, reached a consensus on EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products (EITF 01-9). EITF 01-9 presumes that consideration from a vendor to a customer or reseller of the vendor's products is a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established, in which case such amounts may be recorded as operating expenses. The Company implemented EITF 01-9 on January 1, 2002. The implementation resulted in a $0.2 and $0.3 million reduction to net revenue and a corresponding reduction to selling, general and administrative expenses for the three and six months ended June 30, 2002, respectively. Additionally, it resulted in the reclassification of $0.2 million and $0.5 million from selling, general and administrative expenses to net revenue for the three and six months ended June 30, 2001, respectively.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (EITF 94-3). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The Company does not expect the adoption of SFAS 146 will have a material impact on its financial position or results of operations.

3.  BALANCE SHEET COMPONENTS

     The following table summarizes key balance sheet components (in thousands):

                                                              JUNE 30,   DECEMBER 31,
                                                                2002         2001
                                                              --------   ------------
Inventory:
  Raw materials.............................................  $    --      $   107
  Finished goods............................................    1,893          400
                                                              -------      -------
                                                              $ 1,893      $   507
                                                              =======      =======
Other accrued expenses:
  Accrued compensation......................................  $ 1,869      $ 2,775
  Accrued sales and marketing...............................    1,558        1,160
  Accrued restructuring.....................................    1,094          634
  Accrued royalties.........................................      591          750
  Accrued professional fees.................................      427          571
  Accrued acquisition liabilities...........................    2,205        6,065
  Accrued income taxes and other............................    3,019        2,516
                                                              -------      -------
                                                              $10,763      $14,471
                                                              =======      =======

                                 SCANSOFT, INC.

     During the three months ended June 30, 2002, the Company entered into settlement agreements related to certain contractual liabilities assumed in connection with the acquisition of the majority of the speech and language technology operations of Lernout & Hauspie (L&H acquisition), which occurred on December 12, 2001. Upon settlement of these liabilities, $1.9 million of the assumed liabilities recorded at the date of acquisition were reduced with a corresponding reduction of the original purchase price. The reduction of the original purchase price was allocated to goodwill.

4.  GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including how goodwill and other intangible assets should be accounted for after they have been initially recognized. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment; intangible assets with finite useful lives will continue to be amortized over their useful lives.

     The Company adopted SFAS 142 on January 1, 2002 and discontinued the amortization of goodwill (including acquired workforce) of approximately $65.2 million. Upon adoption, the Company reclassified $31,000 of previously amortizable acquired workforce to goodwill. The Company had previously been recording amortization expense on goodwill and acquired workforce of $10.4 million annually or $2.6 million per quarter.

     Under SFAS 142, the Company is required to complete an impairment test on all goodwill effective as of January 1, 2002 on a reporting unit basis. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business and discrete financial information is prepared and regularly reviewed by management. The Company determined that it operates in one reporting unit and, therefore, has completed the goodwill impairment test on an enterprise-wide level.

     SFAS 142 provides for a two-step impairment test to identify potential goodwill impairment. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test, which determines the amount of goodwill impairment, is unnecessary.

     The fair value of the reporting unit was determined using the Company's market capitalization as of January 1, 2002. As the fair value of the reporting unit as of January 1, 2002 was in excess of the carrying amount of the net assets, the Company concluded that its goodwill was not impaired, and no impairment charge was recorded. The Company will complete additional goodwill impairment analyses at least annually, or more frequently when events and circumstances occur indicating that the recorded goodwill might be impaired.

     Intangible assets are amortized on a straight-line basis over their estimated useful lives of three to twelve years. As required, upon adoption of SFAS 142, the Company reassessed the useful lives of its intangible assets and has determined that no adjustments were required.

                                 SCANSOFT, INC.

     The following summary reflects the consolidated results of operations as if SFAS 142 had been adopted at the beginning of the periods presented (in thousands, except net income (loss) per share amounts):

                                                    THREE MONTHS        SIX MONTHS
                                                   ENDED JUNE 30,     ENDED JUNE 30,
                                                  ----------------   -----------------
                                                   2002     2001      2002      2001
                                                  ------   -------   ------   --------
Net income (loss):
  Reported net income (loss)....................  $1,950   $(4,395)  $ (932)  $(11,296)
  Effect of goodwill amortization...............      --     2,597       --      5,193
                                                  ------   -------   ------   --------
  Adjusted net income (loss)....................  $1,950   $(1,798)  $ (932)  $ (6,103)
                                                  ======   =======   ======   ========
Basic net income (loss) per share:
  Reported basic net income (loss) per share....  $ 0.03   $ (0.09)  $(0.01)  $  (0.24)
  Effect of goodwill amortization...............      --       .05       --        .11
                                                  ------   -------   ------   --------
  Adjusted basic net income (loss) per share....  $ 0.03   $ (0.04)  $(0.01)  $  (0.13)
                                                  ======   =======   ======   ========
Diluted net income (loss) per share:
  Reported diluted net income (loss) per
     share......................................  $ 0.03   $ (0.04)  $(0.01)  $  (0.13)
                                                  ======   =======   ======   ========

     Other intangible assets consist of the following (in thousands):

                                                                JUNE 30, 2002
                                                 --------------------------------------------
                                                 GROSS CARRYING   ACCUMULATED    NET CARRYING
                                                     AMOUNT       AMORTIZATION      AMOUNT
                                                 --------------   ------------   ------------
Core technology................................     $48,130         $15,466        $32,664
Developed technology...........................      16,340          16,340             --
Trademarks and patents.........................       7,461           2,310          5,151
Non-competition agreement......................       4,048           4,048             --
Acquired favorable lease.......................         553             553             --
OEM relationships..............................       1,100             668            432
Other..........................................         200             200             --
                                                    -------         -------        -------
                                                    $77,832         $39,585        $38,247
                                                    =======         =======        =======

                                                              DECEMBER 31, 2001
                                                 --------------------------------------------
                                                 GROSS CARRYING   ACCUMULATED    NET CARRYING
                                                     AMOUNT       AMORTIZATION      AMOUNT
                                                 --------------   ------------   ------------
Core technology................................     $46,456         $11,771        $34,685
Developed technology...........................      16,340          14,714          1,626
Trademarks and patents.........................       7,461           1,784          5,677
Non-competition agreement......................       4,048           3,646            402
Acquired favorable lease.......................         553             355            198
OEM relationships..............................       1,100             524            576
Assembled workforce............................         374             270            104
Other..........................................         200             167             33
                                                    -------         -------        -------
                                                    $76,532         $33,231        $43,301
                                                    =======         =======        =======

                                 SCANSOFT, INC.

     Aggregate amortization expense was $2.2 million and $6.7 million for the three and six months ended June 30, 2002, respectively. Estimated amortization expense for each of the five succeeding fiscal years as of June 30, 2002 is as follows (in thousands):

YEAR ENDING                                                   AMOUNT
-----------                                                   ------
Remainder of 2002...........................................  $4,424
2003........................................................   8,847
2004........................................................   7,977
2005........................................................   3,576
2006........................................................   2,327
2007........................................................   2,284
Thereafter..................................................   8,812

5.  ACQUISITION

     On February 22, 2002, the Company entered into a definitive asset purchase agreement (the "Purchase Agreement") to acquire certain assets and intellectual property from L&H Holdings USA. The transaction was completed on March 21, 2002. Pursuant to the Purchase Agreement, the Company acquired patents and core technology associated with the audiomining assets of the speech and language technology assets of L&H and paid $1.5 million in total consideration to L&H as follows: $0.5 million in cash, 121,359 shares of the Company's common stock valued at $0.6 million (based on the average of the closing share price of the Company's stock 5 days before and after the date the transaction was completed) and a 9% promissory note in the principal amount of $0.4 million (the Note), with principal and interest to be repaid in full on July 31, 2002. The Company incurred $0.2 million of acquisition related costs. The purchase price including acquisition costs of $1.7 million was allocated to core technology. On July 31, 2002, the Company repaid all amounts due under the Note, which included principal and interest of $414,000.

6.  RESTRUCTURING AND OTHER CHARGES

     In January 2002, the Company announced and in March 2002 completed a restructuring plan to consolidate facilities, world-wide sales organizations, research and development teams and other personnel following the December 12, 2001 L&H acquisition. As a result, the Company exited facilities in both North America and Europe eliminating 21 employee positions including 12 in research and development and 9 in selling, general and administrative functions. In the first quarter of 2002, the Company recorded a restructuring charge in the amount of $0.6 million for severance payments to these employees, and a restructuring charge of $0.4 million for certain termination fees to be incurred as a result of exiting the facilities, including the write-off of previously recorded assembled workforce of $0.1 million.

     During the six months ended June 30, 2002, the Company paid a total of $0.4 million in severance payments, of which $0.3 million related to the March 2002 restructuring and $0.1 million related to severance paid to the former Caere President and CEO, pursuant to a 2000 restructuring.

     At June 30, 2002, the remaining restructuring accrual from the current and prior restructuring activities amounted to $1.1 million. This balance is comprised of $0.6 million of severance and lease exit costs resulting from the 2002 restructuring and $0.5 million of severance to the former Caere President and CEO. All amounts relating to the 2002 restructuring will be paid in full over the course of 2002. The severance due to the former Caere President and CEO will be paid through March 2005.

                                 SCANSOFT, INC.

     The following table sets forth activity under the 2002 and 2000 restructuring actions (in thousands):

                                                          EMPLOYEE     LEASE
        RESTRUCTURING AND OTHER CHARGES RESERVE           RELATED    EXIT COSTS   TOTAL
        ---------------------------------------           --------   ----------   ------
Balance at December 31, 2001............................   $ 634       $  --      $  634
Restructuring and other charges for March 2002
  restructuring.........................................     576         465       1,041
Non cash write-offs.....................................      --        (113)       (113)
Cash payments...........................................    (441)        (27)       (468)
                                                           -----       -----      ------
Balance at June 30, 2002................................   $ 769       $ 325      $1,094
                                                           =====       =====      ======

7.  DEFERRED PAYMENT AGREEMENT

     In connection with the Caere acquisition in the first quarter of 2000 and pursuant to a concurrent non-competition and consulting agreement, the Company agreed to pay in cash the former Caere President and CEO, a current director of the Company, on the second anniversary of the merger, March 13, 2002, the difference between $13.50 and the closing price per share of ScanSoft common stock at that time, multiplied by 486,548. On March 5, 2002, the Company negotiated a deferred payment agreement with the former Caere President and CEO to terminate this agreement. Under the terms of the deferred payment agreement, the Company paid $1.0 million in cash on March 5, 2002 and agreed to make future cash payments totaling $3.3 million, with such amounts payable in equal quarterly installments of approximately $0.4 million over the following two years. The Company paid its first quarterly installment under this agreement of $0.4 million on May 15, 2002.

     The total consideration of this agreement was accounted for in the original Caere purchase price and had no effect on the results of operations. The remaining liability at June 30, 2002 is $2.8 million, of which $1.6 million is included in other current liabilities and $1.2 million is included in other long-term liabilities.

8.  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Basic net income per share for the three months ended June 30, 2002 includes the assumed conversion of the Series B Preferred Stock, which participates in dividends with common stock when and if declared. Diluted net income (loss) per share is computed based on (i) the weighted average number of common shares outstanding, (ii) the assumed conversion of the Series B Preferred Stock, and (iii) the effect, when dilutive, of outstanding stock options, warrants, and restricted stock using the treasury stock method.

                                 SCANSOFT, INC.

     The following is a reconciliation of the shares used in the computation of basic and diluted net income (loss) per share (in thousands):

                                                     THREE MONTHS ENDED    SIX MONTHS ENDED
                                                          JUNE 30,             JUNE 30,
                                                     -------------------   -----------------
                                                       2002       2001      2002      2001
                                                     --------   --------   -------   -------
Basic net income (loss) per share:
  Weighted average number of common shares
     outstanding...................................   64,033     48,939    63,173    47,520
  Assumed conversion of Series B Preferred Stock...    3,562         --        --        --
                                                      ------     ------    ------    ------
Weighted average common shares: basic..............   67,595     48,939    63,173    47,520
Effect of dilutive common equivalent shares:
  Stock options....................................    8,498         --        --        --
  Warrants.........................................      480         --        --        --
  Restricted stock.................................      104         --        --        --
                                                      ------     ------    ------    ------
Weighted average common shares: diluted............   76,677     48,939    63,173    47,520
                                                      ======     ======    ======    ======

     For the three months ended June 30, 2002, stock options to purchase 43,000 shares of common stock were outstanding but were excluded from the calculation of diluted net income per share because the options' exercise prices were greater than the average market price of the Company's common stock during the period.

     For the six months ended June 30, 2002, diluted net loss per share excludes 11,722,362 common share equivalents. For the three and six months ended June 30, 2001, diluted net loss per share excludes 4,341,409 and 4,226,626 common share equivalents, respectively. These potential common shares were excluded from the calculation of diluted net loss per share as their inclusion would have been antidilutive for those periods.

9.  COMPREHENSIVE LOSS

     Total comprehensive income (loss), net of taxes, was approximately $2.2 million and ($0.6) million for the three and six months ended June 30, 2002, respectively, and was approximately ($4.5) million and ($11.5) million for the three and six months ended June 30, 2001, respectively. Total comprehensive income (losses) consisted of net income or losses and foreign currency translation adjustments for the respective periods.

10.  COMMITMENTS AND CONTINGENCIES

     As a normal incidence of the nature of the Company's business, various claims, charges and litigation have been asserted or commenced against the Company arising from or related to employee relations and other business matters. Management does not believe these claims will have a material effect on the financial position or results of operations of the Company.

11.  EQUITY TRANSACTION

     On April 12, 2002, the Company completed a private placement of 1.0 million shares of common stock at a purchase price of $6.00 per share with SF Capital Partners Ltd., resulting in proceeds, net of issuance costs, of $5.7 million.

                            FINANCIAL STATEMENTS OF
                THE SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS
                 OF LERNOUT & HAUSPIE SPEECH PRODUCTS N.V. AND
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ScanSoft, Inc.:

     We have audited the accompanying statement of assets and liabilities of the Speech and Language Technologies operations of Lernout & Hauspie Speech Products N.V. (the "Business" as defined in Note 1) as of September 30, 2001 and the related statement of revenue and direct operating expenses for the nine months ended September 30, 2001 (herein referred to as the "financial statements"). These financial statements are the responsibility of the management of ScanSoft, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of the Business' results of operations and financial position.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities as of September 30, 2001 and the revenue and direct operating expenses (as described in Note 1 to the financial statements) for the nine months ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ PricewaterhouseCoopers LLP

September 6, 2002
Boston, Massachusetts

                  SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2001
                                 (IN THOUSANDS)

                               ASSETS
Accounts receivable, net of allowance for doubtful accounts
  of $767...................................................  $ 7,703
Inventory...................................................      138
Prepaid expenses and other current assets...................      126
Property and equipment, net.................................    4,160
Intangible assets, net of accumulated amortization of
  $1,734....................................................    8,448
                                                              -------
  Total assets..............................................  $20,575
                                                              =======

              LIABILITIES AND PARENT COMPANY INVESTMENT
Accounts payable............................................    4,694
Accrued liabilities.........................................    4,383
                                                              -------
  Total liabilities.........................................    9,077
Commitments and contingencies (Note 7)
Parent company investment...................................   11,498
                                                              -------
  Total liabilities and parent company investment...........  $20,575
                                                              =======

   The accompanying notes are an integral part of these financial statements.

                  SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

               STATEMENT OF REVENUE AND DIRECT OPERATING EXPENSES
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                                 (IN THOUSANDS)

Revenue.....................................................  $ 34,173
Direct operating expenses:
  Cost of revenue...........................................     4,439
  Research and development..................................    28,440
  Selling, general and administrative.......................    32,742
  Amortization of intangible assets.........................     1,734
                                                              --------
     Total direct operating expenses........................    67,355
                                                              --------
Excess of direct operating expenses over revenue............  $(33,182)
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                         NOTES TO FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     General. The accompanying financial statements have been prepared pursuant to the transaction described below and present the assets and liabilities and the revenue and direct operating expenses of the Speech and Language Technologies operations of Lernout & Hauspie Speech Products N.V. ("L&H"), hereinafter defined as the "Business" or "SLT." SLT was a provider of speech and language software, which included the RealSpeak text-to-speech technology, Dragon speech recognition software and other speech and voice-related technologies aimed at the telecommunications, automotive and mobile device markets. L&H did not maintain SLT as a separate business unit, but rather operated the Business within Lernout & Hauspie Speech Products N.V. and several of its subsidiaries, the most significant of which was L&H Holdings USA. In November 2000, Lernout & Hauspie Speech Products N.V. and L&H Holdings USA, Inc. filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. In order to facilitate the sale of its assets in connection with the bankruptcy proceedings, L&H segregated the SLT operations into eight speech and language technology asset groups.

     On December 7, 2001, ScanSoft, Inc. ("ScanSoft") entered into an Asset Purchase Agreement (the "Purchase Agreement") to acquire certain assets and intellectual property and assume certain liabilities of the Speech and Language Technologies operations of L&H. The acquisition was conducted in a closed auction proceeding administered by the creditors' committee of the L&H entities described above and approved by the United States bankruptcy court on December 11, 2001. The acquisition was completed on December 12, 2001.

     Pursuant to the Purchase Agreement, ScanSoft acquired three of the eight asset groups of SLT: Dragon Naturally Speaking ("DNS"), Text to Speech ("TTS") and Automated Speech Recognition ("ASR"), which represented the majority of the revenue-generating assets of SLT. The net assets acquired by ScanSoft consisted of (1) patents, trademarks, trade names and products associated with the acquired speech and language technology assets of L&H; (2) customer contracts and relationships and certain obligations associated with such contracts; (3) rights to accounts receivable related to the customer contracts acquired; and
(4) certain inventory, fixed assets and other liabilities. ScanSoft also hired 223 employees of the research and development, sales and marketing and general and administrative organizations of SLT. ScanSoft paid total consideration of $41.3 million as follows: $10.0 million in cash, 7.4 million shares of ScanSoft common stock valued at $27.8 million (based on the average of the closing share price of the common stock 3 days before and after the proposed acquisition was announced) and a 9% promissory note in the principal amount of $3.5 million to be repaid in installments of $0.1 million of principal and interest quarterly commencing on March 15, 2002. All remaining principal and interest on the note is due and payable on December 15, 2004.

     On August 13, 2002, the U.S. Bankruptcy Court for the District of Delaware approved, without objection, ScanSoft's agreement with representatives of L&H Holdings USA and Lernout & Hauspie Speech Products N.V. to repurchase shares of ScanSoft common stock worth $7.0 million at a share price equal to the average of the closing price for the 20 trading days beginning August 14, 2002, but no less than $4.79 per share. In addition, ScanSoft agreed to issue up to 300,000 shares of common stock to the holders of approximately six million shares remaining in the event that Scansoft does not offer the remaining shares in a public offering by February 15, 2003, and 100,000 shares of common stock if ScanSoft has not registered the remaining shares by February 15, 2003.

     Basis of Presentation. As described above, L&H did not operate SLT as a separate business unit, therefore, complete financial statements historically were not prepared for SLT. The accompanying financial statements were derived from the historical accounting records of L&H in order to present the statement of assets and liabilities as of September 30, 2001, and the statement of revenue and direct operating expenses for the nine months ended September 30, 2001, in accordance with accounting

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

principles generally accepted in the United States of America. As noted above, the three asset groups acquired by ScanSoft represented the majority of the revenue-generating assets of SLT. Accordingly, the statement of assets and liabilities and the statement of revenue and direct operating expenses reflect all of the eight technology asset groups. All other assets, liabilities, revenues, and operating expenses of L&H were excluded from the financial statements, as they were not directly attributable to SLT.

     Direct operating expenses are comprised primarily of employee-related expenses, including employee salaries and benefits, and other direct costs related to the operations of the Business such as cost of revenue, advertising, depreciation and amortization. Direct operating expenses also include other operating expenses, including facilities and related costs, which were allocated to the Business based on the number of employees dedicated to the Business. Additionally, the Business relied on L&H for certain administrative, management and other support services, and the related expenses were also allocated to the Business based on the number of employees dedicated to the Business. Management believes the method used to allocate the direct operating expenses and other infrastructure and support costs is reasonable. L&H did not segregate indirect corporate expenses and interest income (expense); accordingly these items are not included in the financial statements of the Business. The statement of assets and liabilities includes liabilities which existed at the time of bankruptcy filing. No adjustment to reflect the ultimate settlement of these liabilities subsequent to September 30, 2001 has been reflected in these financial statements. The financial statements are therefore stated at historical cost.

     The financial statements were prepared to substantially comply with the rules and regulations of the Securities and Exchange Commission for business combinations and are not intended to be a complete presentation of the Business' financial position, results of operations and cash flows. The historical net assets and historical revenue and direct operating expenses of the Business could differ from those that would have resulted had the Business operated autonomously or as an entity independent of L&H. Furthermore, the financial statements reflect all of the operations of the Business; however, as described above, ScanSoft did not acquire all of the net assets of SLT, did not retain a significant number of personnel directly related to historical operations of the Business, and did not continue to operate the facilities previously used by the Business. Consequently, the historical operating results may not be indicative of the results of operations of the Business in the future.

     As described above, L&H did not maintain SLT as a separate business unit. More specifically, SLT was defined by L&H during 2001 in connection with bankruptcy proceedings. Since L&H did not have a policy of allocating certain assets and liabilities and income and expense balances to the Business, such amounts, as described above, have not been included in the financial statements. Consequently, a full balance sheet, statement of operations and stockholders' equity are impractical to prepare. Furthermore, a statement of cash flows is not presented because the Business did not maintain a cash balance and was dependent upon L&H for financing the cash flows of the operations.

     In accordance with Rule 3-06 of Regulation S-X, the statement of revenue and direct operating expenses is presented for the nine months ended September 30, 2001 in satisfaction of the requirement for one year of audited financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Revenue was derived primarily from the sale of software products to end-users through distribution partners and value added resellers (VARs), royalty revenues from OEM partners, and license fees from direct sales of products to end-users.

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     SLT applied the provisions of Statement of Position 97-2 "Software Revenue Recognition," as amended by Statement of Position 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software products. In addition, SLT applied the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

     SLT sold software products to distributors and resellers who in turn sold the products to retailers and VARs. Title and risk-of-loss passed to the distributor upon shipment, at which time payment was generally due. Revenue from sales of products to distributors and resellers was recognized (i) upon shipment by the distributor or reseller to the VAR or (ii) upon shipment by the retailer to end-users of the products. Agreements with distributors and resellers provided for rights of return which, in the case of VARs, generally lapsed upon shipment to the VARs, and, in the case of sales to retailers, upon shipment to end-users. Provisions for product returns were recorded as a reduction of revenue.

     From late 2000 to mid-2001, SLT changed the distribution channel of its retail products from traditional distributors and resellers to republishers. Republishers had sole responsibility for the marketing, manufacturing and distribution of SLT's products to retailers. Under the republishing arrangements, SLT earned a royalty based on the sale price of its products by republishers to retailers, as reported by republishers. Republishing arrangements generated proportionately lower revenue than did traditional distribution channels since the seller received a royalty in lieu of the full sales price. Similarly, the direct costs, primarily manufacturing and marketing, were proportionately lower under republisher agreements than under agreements with traditional distributors and resellers.

     SLT entered into royalty-bearing agreements with original equipment manufacturers (OEMs) and recognized revenue for royalty fees based on actual royalties earned and reported or, where past history was indicative of future royalties, based on estimated royalties earned for the period.

     Revenue from the direct sales of licenses of SLT's software products to end-users was recognized upon delivery, provided that no significant obligations remained, evidence of the arrangement existed, the fees were fixed or determinable, and collectibility was reasonably assured.

     For arrangements with multiple elements (e.g., undelivered maintenance and support bundled with perpetual licenses), SLT allocated revenue to the delivered elements of the arrangement using the residual value method, deferring revenue for undelivered elements based on evidence of the fair value of those undelivered elements, which was specific to SLT. The vendor specific objective evidence of fair values for the ongoing maintenance and support obligations was based upon substantive renewal rates stated in the contractual arrangements. Maintenance and support revenue, which was not significant to the results of operations, was recognized ratably over the service period.

     SLT also entered into fixed-fee contracts for software and related services, which included significant customization or modification of the software. As a result, SLT recognized revenue on the percentage-of-completion basis of accounting. Under the percentage-of-completion basis of accounting, revenue was recognized as the work progressed in amounts estimated to equal the actual progress on the contract. In applying this method, SLT measured each project's percentage-of-completion by the ratio of labor hours incurred to date to the estimated total labor hours for the project. Losses on contracts were recorded in the period they are determined, and the related obligations to perform the remaining services were included in accrued liabilities. For contracts in which SLT was unable to reasonably estimate the cost to complete the contract, SLT recognized revenue upon completion of the contract.

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

INVENTORY

     Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market value. At September 30, 2001, inventory consisted primarily of finished goods.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in results of operations. Depreciation was computed using the straight-line method over the estimated useful lives of the assets for computer equipment, software, furniture, fixtures and office equipment. Leasehold improvements are depreciated over the term of the lease.

INTANGIBLE ASSETS

     Intangible assets represent the original fair value of intangible assets resulting from prior business or asset acquisitions, adjusted for impairment charges to reduce the carrying value to its fair value at the time of the impairment charge. Intangible assets were amortized using the straight-line method over their estimated useful lives of 5 years. Amortization expense amounted to $1.7 million for the nine months ended September 30, 2001.

IMPAIRMENT OF LONG-LIVED ASSETS

     The recoverability of long-lived assets is evaluated upon indication of possible impairment by measuring the carrying value of the assets against the related undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value by recording an impairment charge based on the excess of the carrying value of the assets over the discounted estimated cash flows.

RESEARCH AND DEVELOPMENT

     Research and development costs were expensed as incurred.

FOREIGN CURRENCY TRANSLATION

     The functional currencies for the Business were the U.S. Dollar and the Euro as determined by the location of the operation. The financial information recorded in the Euro was translated to U.S. dollars using the average exchange rate for the nine months ended September 30, 2001. Translation gains and losses were recorded as non-operating expense and therefore are not included in the statement of revenues and direct operating expenses.

INCOME TAXES

     No provision for income taxes was provided in the accompanying statement of revenue and direct operating expenses because, on a separate return basis, the business would have generated a taxable loss. No tax benefit resulting from such taxable loss was recorded due to the uncertainty of realizing such tax benefit.

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     There are no net deferred tax assets reflected in the accompanying statement of assets and liabilities because, on a separate return basis, a full valuation allowance would have been recorded due to the uncertainty of realization of the net assets.

CONCENTRATION OF CREDIT RISK

     SLT sold its software products and services to channel partners or customers located mainly in North America, Europe, and Asia-Pacific. SLT did not require collateral from its customers. For the nine months ended September 30, 2001, no customer accounted for more than 10% of revenue. At September 30, 2001, two customers accounted for 21% and 17% of net accounts receivable, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at September 30, 2001 (in thousands):

                                                              USEFUL LIVES
                                                                IN YEARS
                                                              ------------
Computer equipment and software.............................     3           $ 19,108
Furniture, fixtures and office equipment....................    5-7             5,633
Leasehold improvements......................................     6              2,724
                                                                             --------
                                                                               27,465
Accumulated depreciation....................................                  (23,305)
                                                                             --------
                                                                             $  4,160
                                                                             ========

     Depreciation expense associated with property and equipment was $5.1 million for the nine months ended September 30, 2001.

4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable at September 30, 2001 include $3.7 million of liabilities that existed prior to the bankruptcy filings during 2000.

     Accrued liabilities were comprised of the following at September 30, 2001 (in thousands):

Accrued employee compensation and benefits..................  $2,546
Obligations to perform services under customer development
  contracts.................................................   1,283
Accrued expenses............................................     554
                                                              ------
     Total accrued liabilities..............................  $4,383
                                                              ======

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5.  INTERCOMPANY COST ALLOCATIONS AND PARENT COMPANY INVESTMENT

     Certain costs are allocated to the Business by the Parent, primarily related to certain facilities, infrastructure and support services. The estimated costs of such services have been allocated to the financial statements of the Business based on employee headcount of the Business proportionate to the headcount of the Parent. Management believes these allocations are reasonable. See Note 1.

     The Business obtained financing for its day-to-day operations from L&H (the "Parent"). Parent company investment represents these investments made by the Parent. Interest expense associated with the Parent's general corporate debt has not been included in the financial statements because amounts were neither charged nor allocated to the Business.

6.  EMPLOYEE BENEFIT PLANS

     Employee benefit costs included in direct operating expenses comprise the cost of medical, dental, life insurance and other benefit costs. For U.S. employees, employee benefit costs included employer contributions to a retirement savings plan under Section 401(k) of the Internal Revenue Service, which covered substantially all U.S. employees who met minimum age and service requirements. Employer contributions represented a match of 50% of contributions made by employees through payroll deductions in amounts allowed up to 3% of an employee's salary. The employer contribution was capped at 50% of the statutory maximums. The 401(k) employer contribution associated with the SLT employees for the nine months ended September 30, 2001 was approximately $150,000.

7.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Operating leases for facilities were entered into by L&H. The Business' operations were conducted from several of these facilities which also supported other operations of L&H. Rent expense allocated to the Business was approximately $3.0 million for the nine months ended September 30, 2001.

COMMITMENTS AND CONTINGENCIES

     L&H entered into arrangements with third-parties under which L&H granted rights to the manufacturing, marketing and distribution of certain products of the Business. Under certain of these agreements, L&H granted rights to future products. As a result of the bankruptcy proceedings, and more specifically the transfer to ScanSoft of the rights to the same products and technologies, certain of these third parties claimed that L&H breached their respective contracts. Subsequent to the acquisition of the Business by ScanSoft, L&H, ScanSoft and certain of these third parties entered into settlement agreements which required payments by each of the parties. The total amount due to the third parties amounted to approximately $2.2 million, of which L&H was obligated for approximately $0.7 million. No amounts have been recorded in the historical financial statements of the Business at September 30, 2001 because the financial obligation arose in connection with the acquisition by ScanSoft on December 12, 2001.

     L&H established a Key Employee Retention Plan ("KERP") in order to retain certain employees during 2001. Under the KERP, L&H was obligated to make payments to employees, including SLT employees, only upon termination of employment due to the acquisition by a third party of the assets of L&H. The maximum KERP obligation related to SLT employees totaled $3.0 million at September 30, 2001.

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8.  SEGMENT INFORMATION

     SLT operated in one segment. The revenue and related cost of revenue SLT attributed to geographic areas (based on the location in which the sale was invoiced) was as follows for the nine months ended September 30, 2001 (in thousands):

                                                            NORTH
                                                           AMERICA   EUROPE    TOTAL
                                                           -------   ------   -------
Revenue..................................................  $25,105   $9,068   $34,173
Cost of revenue..........................................    3,315    1,124     4,439
Property and equipment, net..............................    3,135    1,025     4,160

9.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations and No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including how goodwill and other intangible assets should be accounted for after they have been initially recognized. In addition, SFAS 142 includes provisions for the reclassification of certain existing recognized intangible assets, such as acquired workforce, into goodwill. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment; intangible assets with finite useful lives will continue to be amortized over their useful lives. SFAS 142 also provides specific guidance for testing goodwill for impairment. The statement is effective for acquisitions that are completed after June 30, 2002 and for existing acquisitions on January 1, 2002. The statement would not have had a significant impact on the Business' financial position or results of operations.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and provides a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The statement would not have had a significant impact on the Business' financial position or results of operations.

     In November 2001, the Emerging Issues Task Force ("EITF"), a committee of the FASB, reached a consensus on EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9"). EITF 01-9 presumes that consideration from a vendor to a customer or reseller of the vendor's products is a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established, in which case such amounts may be recorded as operating expenses. EITF 01-9 would not have had a significant impact on the Business' results of operations.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs

                 SPEECH AND LANGUAGE TECHNOLOGIES OPERATIONS OF
                     LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Incurred in a Restructuring) ("EITF 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity's commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The statement would not have had a significant impact on the Business' financial position or results of operations.

      INTRODUCTION TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

     The unaudited pro forma combined statement of operations for the year ended December 31, 2001 gives effect to the acquisition by ScanSoft, Inc. (ScanSoft) of certain speech and language technology assets of the Speech and Language Technologies operations (SLT) of Lernout & Hauspie Speech Products N.V. (L&H), hereinafter referred to as the "Business," as if it had occurred on January 1, 2001, combining the statement of operations of ScanSoft for the year ended December 31, 2001 and the statement of revenues and direct operating expenses of the Business for the nine months ended September 30, 2001 in satisfaction of one year of financial information in accordance with Rule 3-06 of Regulation S-X.

     As described in Note 1 to the historical audited financial statements of the Business included elsewhere herein, ScanSoft acquired substantially all of the revenue-generating assets of the Business. However, ScanSoft retained only 223 of the approximately 500 remaining employees of the Business and did not acquire significant property and equipment or assume any leases for property and equipment or facilities.

     The pro forma combined statement of operations is unaudited and does not purport to represent the consolidated results that would have been obtained had the transaction occurred at the date indicated or the results which may be obtained in the future. The unaudited pro forma combined statement of operations does not represent the results which may be obtained in the future because, as noted above, ScanSoft did not retain all of the remaining employees of the Business and did not acquire significant property and equipment or assume any leases for property and equipment or facilities. Additionally, ScanSoft believes that overhead and other operating costs will not continue at the same level as a result of integration efforts and synergies related to the infrastructure and distribution channels, among other factors. Therefore, the results of operations reflected in the unaudited pro forma combined statement of operations for the period presented are not necessarily indicative of the results of operations which may be obtained in the future.

     The unaudited pro forma combined statement of operations should be read in conjunction with: (i) ScanSoft's historical audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2001 and (ii) the audited financial statements of the Speech and Language operations of L&H as of and for the nine months ended September 30, 2001 included elsewhere in this report on Form 8-K/A.

     The unaudited pro forma balance sheet as of December 31, 2001 has not been presented because the acquisition was consummated on December 12, 2001, therefore the balance sheet impact of the acquisition is reflected in the historical audited consolidated financial statements for the year ended December 31, 2001.

                                 SCANSOFT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                           PRO FORMA    PRO FORMA
                                                    SCANSOFT     SLT      ADJUSTMENTS   COMBINED
                                                    --------   --------   -----------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue.......................................  $ 63,855   $ 34,173                 $ 98,028
                                                    --------   --------      -----      --------
Costs and expenses:
  Cost of revenue.................................    12,849      4,439                   17,288
  Research and development........................    13,968     28,440                   42,408
  Selling, general and administrative.............    26,449     32,742                   59,191
  Amortization of goodwill and other intangible
     assets.......................................    27,520      1,734      $ 100a       29,354
                                                    --------   --------      -----      --------
     Total costs and expenses.....................    80,786     67,355        100       148,241
                                                    --------   --------      -----      --------
Loss from operations..............................   (16,931)   (33,182)      (100)      (50,213)
Other (expense) income, net.......................      (263)        --       (315)b        (578)
                                                    --------   --------      -----      --------
Loss before income taxes..........................   (17,194)   (33,182)      (415)      (50,791)
Provision (benefit) for income taxes..............      (317)                               (317)
                                                    --------   --------      -----      --------
Net loss..........................................  $(16,877)  $(33,182)     $(415)     $(50,474)
                                                    ========   ========      =====      ========
Pro forma net loss per common share:
  Basic and diluted...............................  $  (0.34)                           $  (0.89)
                                                    ========                            ========
Shares used in pro forma net loss per share
  calculation:
  Basic and diluted...............................    49,693                 6,989c       56,682
                                                    ========                 =====      ========

See accompanying Notes to Unaudited Pro Forma Combined Statement of Operations.

                                 SCANSOFT INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS

1.  GENERAL

     The accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2001 gives effect to the business acquisition discussed in Note 2 as if such acquisition had occurred on January 1, 2001.

2.  ACQUISITION

     On December 7, 2001, ScanSoft, Inc. ("ScanSoft") entered into an Asset Purchase Agreement (the "Purchase Agreement") to acquire certain assets and intellectual property and assume certain liabilities of L&H. The assets were purchased and liabilities assumed in a closed auction proceeding administered by the creditors' committee of L&H and certain of its subsidiaries which had previously filed for Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Delaware. The transaction was approved by United States bankruptcy court on December 11, 2001. The transaction was completed on December 12, 2001, and ScanSoft's results of operations include the activities related to the acquisition since that date.

     Pursuant to the Purchase Agreement, ScanSoft acquired patents, trademarks, trade names, products and customer contracts associated with certain of the speech and language technology assets of L&H. In addition, ScanSoft obtained rights to accounts receivable related to the customer contracts acquired and certain fixed assets. ScanSoft also hired 223 employees from L&H. ScanSoft paid $41.3 million in total consideration to the creditors as follows: $10.0 million in cash, 7.4 million shares of ScanSoft's common stock valued at $27.8 million (based on the average of the closing share price of our stock 3 days before and after the proposed acquisition was announced), and a 9% promissory note in the principal amount of $3.5 million, to be repaid quarterly in installments of $0.1 million of principal and interest commencing on March 15, 2002, for a total of eleven (11) payments. All remaining principal and interest on the note is due and payable on December 15, 2004. ScanSoft incurred approximately $1.0 million of acquisition-related costs.

     On August 13, 2002, the U.S. Bankruptcy Court for the District of Delaware approved, without objection, ScanSoft's agreement with representatives of L&H Holdings USA. and Lernout & Hauspie Speech Products N.V. to repurchase shares of ScanSoft common stock worth $7.0 million at a share price equal to the average of the closing price for the 20 trading days beginning August 14, 2002, but no less than $4.79 per share. In addition, ScanSoft agreed to issue up to 300,000 shares of common stock to the holders of approximately six million shares remaining in the event that ScanSoft does not offer the remaining shares in a public offering by February 15, 2003, and 100,000 shares of common stock if ScanSoft has not registered the remaining shares by February 15, 2003.

3.  PRO FORMA ADJUSTMENTS

     The unaudited pro forma combined statement of operations reflects the following adjustments:

     (a) Adjustment to eliminate amortization expense included in the historical financial statements of the Business of $1.7 million and to record the amortization of the fair value of other intangible assets recorded in the acquisition as if the acquisition had occurred on January 1, 2001. In accordance with SFAS No. 142, no goodwill amortization is reflected for ScanSoft's goodwill resulting from the acquisition of the Business. Other intangible assets are amortized on the straight-line method over their estimated useful lives of ten years for patents and core technology and twelve years for trademarks and tradenames.

     (b) Adjustment to record additional interest expense related to the note payable issued in partial consideration for the acquisition described above as if the acquisition had occurred on January 1, 2001. The interest rate on the note is 9%. The outstanding principal balance is assumed to be the original

                                 SCANSOFT INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                     STATEMENT OF OPERATIONS -- (CONTINUED)

principal balance of $3,500,000 based on the payment schedule included in the note agreement. The accompanying unaudited pro forma combined statement of operations does not assume any permitted prepayments of principal.

     (c) Adjustment to reflect the 7.4 million shares of common stock issued to L&H in connection with the acquisition as if the acquisition had occurred on January 1, 2001.

                                PROSPECTUS LOGO

                                [ScanSoft Logo]

                                7,034,406 Shares

                                  Common Stock

Thomas Weisel Partners LLC
                       Adams, Harkness & Hill, Inc.
                                            C.E. Unterberg, Towbin
                                                           Investec Inc.

--------------------------------------------------------------------------------

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the filing of this Registration Statement. All amounts, other than the SEC registration fee, are estimates and are subject to future contingencies.

SEC registration fee........................................  $3,126
Blue Sky fees and expenses..................................       *
Printing and filing costs...................................       *
Legal fees and expenses.....................................       *
Accounting fees and expenses................................       *
Transfer Agent and Registrar Fees...........................       *
Miscellaneous expenses......................................       *
                                                              ------
          Total.............................................  $    *
                                                              ======

---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation eliminates the liability of our directors to us for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, such provision may not eliminate or limit director monetary liability for: (a) breaches of the director's duty of loyalty to us or our stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     Our Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether we would have the power to indemnify him or her against such liability under the General Corporation Law of Delaware. We currently have secured such insurance on behalf of our officers and directors.

     We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. Subject to certain conditions, these agreements, among other things, indemnify our directors and officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of ScanSoft, arising out of such person's services as a director or officer of our company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

     (a) On March 2, 1999, in connection with the acquisition of ScanSoft (then a wholly owned subsidiary of Xerox Imaging Systems) by Visioneer, Inc., Xerox Corporation was issued 11,853,602 shares of our common stock and 3,562,238 shares of non-voting Series B Preferred Stock. Additionally, Xerox was issued a ten-year warrant, which at October 15, 2002 was exercisable for the purchase of up to 525,732 shares of our common stock. Xerox represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares and the warrant, and appropriate legends were affixed to the share certificates and warrant issued in the transaction. Additionally, Xerox had access, through its relationship with us, to information about us.

     (b) On April 25, 2001, we sold the State of Wisconsin Investment Board ("SWIB") 4,761,905 shares of our common stock, at a price of $1.05 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. SWIB represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, SWIB had access, through its relationship with us, to information about us.

     (c) On November 12, 2001, we issued 262,200 shares of our common stock at a price per share of $2.67 to Bear, Stearns & Co., Inc. ("Bear Stearns"). We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares. The shares were issued pursuant to a Settlement and Release Agreement. We, as successor-in-interest to Caere Corporation, and Bear Stearns are parties to an engagement letter dated September 9, 1999 (the "Bear Engagement Letter"). Pursuant to the terms of the Bear Engagement Letter, Bear Stearns was to receive certain payments from us as compensation for its role as financial advisor with respect to certain transactions (the "Original Bear Payment"). Bear Stearns agreed to accept payment other than the Original Bear Payment as payment in full to satisfy fees and expenses due from us to Bear Stearns, including 262,200 shares of common stock. Bear Stearns represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, Bear Stearns had access, through its relationship with us, to information about us.

     (d) On December 12, 2001, in connection with the acquisition of the speech and language assets of Lernout & Hauspie N.V. and related entities ("L&H"), L&H was issued 7,400,000 shares of our common stock. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. L&H represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, L&H had access, through its relationship with us, to information about us.

     (e) On December 13, 2001, we sold SWIB 3,500,000 shares of our common stock, at a price of $3.10 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. SWIB represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, SWIB had access, through its relationship with us, to information about us.

     (f) On December 28, 2001, we agreed to issue to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") 65,100 shares of our common stock at a price per share of $5.16. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. The shares were issued pursuant to a Settlement and Termination Agreement. We and Merrill Lynch are parties to an engagement letter dated December 13, 1999 (the "Merrill Engagement Letter"). Pursuant to the terms of the Merrill Engagement Letter, Merrill Lynch was to receive certain payments from us as compensation for its role as financial advisor with respect to certain transactions (the "Original ML Payment"). Merrill Lynch agreed to accept payment other than the Original ML Payment as payment in full to satisfy fees and expenses due by us to Merrill Lynch, including 65,100 shares of our common stock. Merrill Lynch represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, Merrill Lynch had access, through its relationship with us, to information about us.

     (g) On March 21, 2002, in connection with the acquisition of the AudioMining assets of L&H Holdings USA, Inc. ("L&H Holdings"), L&H Holdings was issued 121,359 shares of our common stock. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. L&H Holdings represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, L&H Holdings had access, through its relationship with us, to information about us.

     (h) On April 12, 2002, we sold SF Capital Partners Ltd. ("SF Capital") 1,000,000 shares of our common stock, at a price of $6.00 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares, and appropriate legends were affixed to the share certificates issued in the transaction. SF Capital represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Additionally, SF Capital had access, through its relationship with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
 1.1*         Underwriting Agreement
 2.1(1)       Agreement and Plan of Merger, dated December 2, 1998,
              between Visioneer, Inc., a Delaware corporation, and
              Registrant.
 2.2(2)       Agreement and Plan of Reorganization, dated January 15,
              2000, by and among Registrant, Scorpion Acquisitions
              Corporation, a Delaware corporation and a wholly-owned
              subsidiary of Registrant, and Caere Corporation, a Delaware corporation.
 2.3(3)       Asset Purchase Agreement, dated as of December 7, 2001, by and among the Registrant and Lernout & Hauspie Speech
              Products N.V., a corporation organized and existing under
              the laws of the Kingdom of Belgium, L&H Holdings USA, a
              Delaware corporation that is a wholly-owned subsidiary of
              L&H, and certain other parties.
 2.4*         Purchase Agreement, dated October 7, 2002, between
              Koninklijke Philips Electronics N.V. and the Registrant.
 3.1(4)       Amended and Restated Certificate of Incorporation of
              Registrant.
 3.2(5)       Bylaws of Registrant.
 4.1(6)       Specimen Common Stock Certificate.
 4.2(7)       Preferred Shares Rights Agreement, dated as of October 23,
              1996, between the Registrant and U.S. Stock Transfer
              Corporation, including the Certificate of Designation of
              Rights, Preferences and Privileges of Series A Participating
              Preferred Stock, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C,
              respectively.
 4.3(1)       Common Stock Purchase Warrant.
 4.4(1)       Registration Rights Agreement, dated March 2, 1999, between the Registrant and Xerox Corporation.
 4.5*         Form of Lock-up Agreement between the Underwriters and
              officers and directors of the Registrant.

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
 4.6          Registration Rights Agreement, dated December 12, 2001, as amended and restated on March 21, 2002, between the
              Registrant, Lernout & Hauspie Speech Products N.V., and
              certain other parties.
 4.7          Share Purchase Agreement, dated as of December 13, 2001,
              between the Registrant and the State of Wisconsin Investment
              Board, as amended.
 4.8          Registration Rights Agreement, dated December 28, 2001,
              between Registrant and Merrill Lynch, Pierce, Fenner & Smith
              Incorporated (Included in Exhibit 10.23 below).
 4.9          Share Purchase Agreement, dated as of April 12, 2002,
              between the Registrant and SF Capital Partners Ltd.
 4.10         Agreement for the sale and purchase of certain shares of
              ScanSoft, Inc. held by Lernout & Hauspie Speech Products
              N.V. and L&H Holdings USA, dated as of September 16, 2002, by and among ScanSoft, Inc., Lernout & Hauspie Speech
              Products N.V. and L&H Holdings USA (Reference is hereby made to Exhibit 10.24).
 4.11         Lock-Up Agreement, dated September 16, 2002, by and between
              Lernout & Hauspie Speech Products N.V., L&H Holdings USA and
              Paul A. Ricci.
 4.12         Lock-Up Agreement, dated September 16, 2002, by and between
              Lernout & Hauspie Speech Products N.V., L&H Holdings USA and
              Michael K. Tivnan.
 4.13         Form of Lock-Up Agreement, dated September 16, 2002, by and between Lernout & Hauspie Speech Products N.V., L&H Holdings
              USA and each of the Registrant's Named Executive Officers, directors and Robert J. Weideman.
 5.1*         Opinion of Counsel as to the validity of the Shares.
10.1(5)       Form of Indemnification Agreement.
10.2(8)**     1995 Directors' Stock Option Plan, as amended.
10.3(9)       LZW Paper Input System Patent License Agreement, dated
              October 20, 1995, between the Registrant and Unisys
              Corporation.
10.4(9)       Patent License agreement, dated November 13, 1995, between the Registrant and Wang Laboratories, Inc.
10.5(10)      Software Distribution Agreement, dated April 26, 1995,
              between Xerox Imaging Systems, Inc. and Tech Data
              Corporation.
10.6(10)      Assignment, Assumption, Renewal and Modification Agreement,
              dated June 18, 1997, between Xerox Imaging Systems, Inc.,
              the Registrant and Tech Data Product Management, Inc.
10.7(10)      Distribution Agreement, dated September 22, 1993, between
              Ingram Micro, Inc. and Xerox Imaging Systems, Inc., as
              amended.
10.8(10)      Gold Disk Bundling Agreement: Pagis SE & Pagis Pro, dated
              June 29, 1998, between Xerox Corporation, through its
              Channels Group, and the Registrant, as amended.
10.9(10)      Gold Disk Bundling Agreement, dated March 25, 1998, between
              Xerox Corporation, Office Document Products Group and the
              Registrant.
10.10(11)**   Caere Corporation 1992 Non-Employee Directors' Stock Option
              Plan.
10.11(12)**   Stand Alone Stock Option Agreement Number 1, dated as of
              August 21, 2000, by and between the Registrant and Paul A.
              Ricci.
10.12(18)**   Employment Agreement, dated August 21, 2000, by and between the Registrant and Paul A. Ricci, as amended.
10.13(13)**   Employment Agreement, dated August 21, 2000, by and between the Registrant and Michael K. Tivnan.

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
10.14(14)     Lease Agreement, dated December 18, 2000, by and between
              James M. Salar, as trustee of the JMS Realty Trust, and the
              Registrant.
10.15(14)     Gold Disk Bundling Agreement, dated as of September 30,
              1999, as amended by Amendment Number 1, dated as of January
              1, 2000, between the Registrant and Xerox Corporation.
10.16(15)     Termination Agreement, dated March 5, 2002, by and between the Registrant and Robert Teresi.
10.17**       1993 Incentive Stock Option Plan, as amended.
10.18**       1995 Employee Stock Purchase Plan, as amended and restated
              on April 27, 2000.
10.19**       1997 Employee Stock Option Plan, as amended.
10.20(16)**   1998 Stock Option Plan.
10.21(8)**    2000 Stock Option Plan.
10.22         Settlement and Release Agreement, dated as of November 12,
              2001, between the Registrant and Bear, Stearns & Co. Inc.
10.23         Settlement and Termination Agreement, dated as of December
              28, 2001, between the Registrant and Merrill Lynch, Pierce,
              Fenner & Smith Incorporated.
10.24         Agreement for the sale and purchase of certain shares of
              ScanSoft, Inc. held by Lernout & Hauspie Speech Products
              N.V. and L&H Holdings USA, dated as of September 16, 2002, by and among ScanSoft, Inc., Lernout & Hauspie Speech
              Products N.V. and L&H Holdings USA, Inc.
21.1(17)      Subsidiaries of the Registrant.
23.1*         Consent of Counsel (Included in Exhibit 5.1 above).
23.2          Consent of PricewaterhouseCoopers LLP.
23.3          Consent of PricewaterhouseCoopers LLP.
24.1          Power of Attorney (See signature page).

---------------

   * To be filed by Amendment.

  ** Denotes Management compensatory plan or arrangement.

 (1) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (No. 333-70603) filed with the Commission on January 14, 1999.

 (2) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (No. 333-96487) filed with the Commission on February 9, 2000.

 (3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on December 27, 2001.

 (4) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Commission on May 11, 2001.

 (5) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 333-98356) filed with the Commission on October 19, 1995.

 (6) Incorporated by reference from the Registrant's Amendment No. 1 to Registration Statement of Form 8-A (No. 0-27038) filed with the Commission on December 6, 1995.

 (7) Incorporated by reference from the Registrant's current Report on Form 8-K dated October 31, 1996.

 (8) Incorporated by reference from the Registrant's Definitive Proxy Statement, filed with the Commission on April 30, 2002.

 (9) Incorporated by reference from the Registrant's Amendment No. 1 to Registration Statement of Form S-1 (No. 33-98356) filed with the Commission on November 15, 1995.

(10) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1999, filed with the Commission on April 5, 1999.

(11) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-33464) filed with the Commission on March 29, 2000.

(12) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-49656) filed with the Commission on November 9, 2000.

(13) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, filed with the Commission on November 13, 2000.

(14) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001.

(15) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on March 7, 2002.

(16) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-74343) filed with the Commission on March 12, 1999.

(17) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on April 1, 2002.

(18) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Commission on November 7, 2001.

  (B) FINANCIAL STATEMENT SCHEDULES

     The schedule listed below and the Report of Independent Accountants on Financial Statement Schedule are filed as part of this Registration Statement.

                                                              PAGE
                                                              ----
Report of Independent Accountants on Financial Statement
  Schedule..................................................  F-31
Schedule II -- Valuation and Qualifying Accounts and
  Reserves..................................................  F-32

     All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peabody, State of Massachusetts, on the 21st day of October, 2002.

                                          SCANSOFT, INC.

                                          By:       /s/ PAUL A. RICCI
                                            ------------------------------------
                                                       Paul A. Ricci
                                                 Chairman of the Board and
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Paul A. Ricci, Richard S. Palmer and Gerald C. Kent, Jr., and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including, without limitation, post-effective Amendments and any amendments or abbreviated registration statements increasing the amount of securities for which registration is being sought) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----
                /s/ PAUL A. RICCI                      Chairman of the Board, Chief      October 21, 2002
 ------------------------------------------------     Executive Officer and Director
                  Paul A. Ricci                        (Principal Executive Officer)


              /s/ RICHARD S. PALMER                       Chief Financial Officer        October 21, 2002
 ------------------------------------------------      (Principal Financial Officer)
                Richard S. Palmer


             /s/ GERALD C. KENT, JR.                 Vice President, Chief Accounting    October 21, 2002
 ------------------------------------------------    Officer and Controller (Principal
               Gerald C. Kent, Jr.                          Accounting Officer)


              /s/ MICHAEL K. TIVNAN                       Director, President and        October 21, 2002
 ------------------------------------------------         Chief Operating Officer
                Michael K. Tivnan

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----


            /s/ ROBERT J. FRANKENBERG                            Director                October 21, 2002
 ------------------------------------------------
              Robert J. Frankenberg


             /s/ KATHARINE A. MARTIN                             Director                October 21, 2002
 ------------------------------------------------
               Katharine A. Martin


                /s/ MARK B. MYERS                                Director                October 21, 2002
 ------------------------------------------------
                  Mark B. Myers


               /s/ ROBERT G. TERESI                              Director                October 21, 2002
    -----------------------------------------
                 Robert G. Teresi

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
 1.1*         Underwriting Agreement
 2.1(1)       Agreement and Plan of Merger, dated December 2, 1998,
              between Visioneer, Inc., a Delaware corporation, and
              Registrant.
 2.2(2)       Agreement and Plan of Reorganization, dated January 15,
              2000, by and among Registrant, Scorpion Acquisitions
              Corporation, a Delaware corporation and a wholly-owned
              subsidiary of Registrant, and Caere Corporation, a Delaware corporation.
 2.3(3)       Asset Purchase Agreement, dated as of December 7, 2001, by and among the Registrant and Lernout & Hauspie Speech
              Products N.V., a corporation organized and existing under
              the laws of the Kingdom of Belgium, L&H Holdings USA, a
              Delaware corporation that is a wholly-owned subsidiary of
              L&H, and certain other parties.
 2.4*         Purchase Agreement, dated October 7, 2002, between
              Koninklijke Philips Electronics N.V. and the Registrant.
 3.1(4)       Amended and Restated Certificate of Incorporation of
              Registrant.
 3.2(5)       Bylaws of Registrant.
 4.1(6)       Specimen Common Stock Certificate.
 4.2(7)       Preferred Shares Rights Agreement, dated as of October 23,
              1996, between the Registrant and U.S. Stock Transfer
              Corporation, including the Certificate of Designation of
              Rights, Preferences and Privileges of Series A Participating
              Preferred Stock, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C,
              respectively.
 4.3(1)       Common Stock Purchase Warrant.
 4.4(1)       Registration Rights Agreement, dated March 2, 1999, between the Registrant and Xerox Corporation.
 4.5*         Form of Lock-up Agreement between the Underwriters and
              officers and directors of the Registrant.
 4.6          Registration Rights Agreement, dated December 12, 2001, as amended and restated on March 21, 2002, between the
              Registrant, Lernout & Hauspie Speech Products N.V., and
              certain other parties.
 4.7          Share Purchase Agreement, dated as of December 13, 2001,
              between the Registrant and the State of Wisconsin Investment
              Board, as amended.
 4.8          Registration Rights Agreement, dated December 28, 2001,
              between Registrant and Merrill Lynch, Pierce, Fenner & Smith
              Incorporated (Included in Exhibit 10.23 below).
 4.9          Share Purchase Agreement, dated as of April 12, 2002,
              between the Registrant and SF Capital Partners Ltd.
 4.10         Agreement for the sale and purchase of certain shares of
              ScanSoft, Inc. held by Lernout & Hauspie Speech Products
              N.V. and L&H Holdings USA, dated as of September 16, 2002, by and among ScanSoft, Inc., Lernout & Hauspie Speech
              Products N.V. and L&H Holdings USA (Reference is hereby made to Exhibit 10.24).
 4.11         Lock-Up Agreement, dated September 16, 2002, by and between
              Lernout & Hauspie Speech Products N.V., L&H Holdings USA and
              Paul A. Ricci.
 4.12         Lock-Up Agreement, dated September 16, 2002, by and between
              Lernout & Hauspie Speech Products N.V., L&H Holdings USA and
              Michael K. Tivnan.
 4.13         Form of Lock-Up Agreement, dated September 16, 2002, by and between Lernout & Hauspie Speech Products N.V., L&H Holdings
              USA and each of the Registrant's Named Executive Officers, directors and Robert J. Weideman.
 5.1*         Opinion of Counsel as to the validity of the Shares.

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
10.1(5)       Form of Indemnification Agreement.
10.2(8)**     1995 Directors' Stock Option Plan, as amended.
10.3(9)       LZW Paper Input System Patent License Agreement, dated
              October 20, 1995, between the Registrant and Unisys
              Corporation.
10.4(9)       Patent License agreement, dated November 13, 1995, between the Registrant and Wang Laboratories, Inc.
10.5(10)      Software Distribution Agreement, dated April 26, 1995,
              between Xerox Imaging Systems, Inc. and Tech Data
              Corporation.
10.6(10)      Assignment, Assumption, Renewal and Modification Agreement,
              dated June 18, 1997, between Xerox Imaging Systems, Inc.,
              the Registrant and Tech Data Product Management, Inc.
10.7(10)      Distribution Agreement, dated September 22, 1993, between
              Ingram Micro, Inc. and Xerox Imaging Systems, Inc., as
              amended.
10.8(10)      Gold Disk Bundling Agreement: Pagis SE & Pagis Pro, dated
              June 29, 1998, between Xerox Corporation, through its
              Channels Group, and the Registrant, as amended.
10.9(10)      Gold Disk Bundling Agreement, dated March 25, 1998, between
              Xerox Corporation, Office Document Products Group and the
              Registrant.
10.10(11)**   Caere Corporation 1992 Non-Employee Directors' Stock Option
              Plan.
10.11(12)**   Stand Alone Stock Option Agreement Number 1, dated as of
              August 21, 2000, by and between the Registrant and Paul A.
              Ricci.
10.12(18)**   Employment Agreement, dated August 21, 2000, by and between the Registrant and Paul A. Ricci, as amended.
10.13(13)**   Employment Agreement, dated August 21, 2000, by and between the Registrant and Michael K. Tivnan.
10.14(14)     Lease Agreement, dated December 18, 2000, by and between
              James M. Salar, as trustee of the JMS Realty Trust, and the
              Registrant.
10.15(14)     Gold Disk Bundling Agreement, dated as of September 30,
              1999, as amended by Amendment Number 1, dated as of January
              1, 2000, between the Registrant and Xerox Corporation.
10.16(15)     Termination Agreement, dated March 5, 2002, by and between the Registrant and Robert Teresi.
10.17**       1993 Incentive Stock Option Plan, as amended.
10.18**       1995 Employee Stock Purchase Plan, as amended and restated
              on April 27, 2000.
10.19**       1997 Employee Stock Option Plan, as amended.
10.20(16)**   1998 Stock Option Plan.
10.21(8)**    2000 Stock Option Plan.
10.22         Settlement and Release Agreement, dated as of November 12,
              2001, between the Registrant and Bear, Stearns & Co. Inc.
10.23         Settlement and Termination Agreement, dated as of December
              28, 2001, between the Registrant and Merrill Lynch, Pierce,
              Fenner & Smith Incorporated.
10.24         Agreement for the sale and purchase of certain shares of
              ScanSoft, Inc. held by Lernout & Hauspie Speech Products
              N.V. and L&H Holdings USA, dated as of September 16, 2002, by and among ScanSoft, Inc., Lernout & Hauspie Speech
              Products N.V. and L&H Holdings USA, Inc.
21.1(17)      Subsidiaries of the Registrant.

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
23.1*         Consent of Counsel (Included in Exhibit 5.1 above).
23.2          Consent of PricewaterhouseCoopers LLP.
23.3          Consent of PricewaterhouseCoopers LLP.
24.1          Power of Attorney (See signature page).

---------------

   * To be filed by Amendment.

  ** Denotes Management compensatory plan or arrangement.

 (1) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (No. 333-70603) filed with the Commission on January 14, 1999.

 (2) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (No. 333-96487) filed with the Commission on February 9, 2000.

 (3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on December 27, 2001.

 (4) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Commission on May 11, 2001.

 (5) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 333-98356) filed with the Commission on October 19, 1995.

 (6) Incorporated by reference from the Registrant's Amendment No. 1 to Registration Statement of Form 8-A (No. 0-27038) filed with the Commission on December 6, 1995.

 (7) Incorporated by reference from the Registrant's current Report on Form 8-K dated October 31, 1996.

 (8) Incorporated by reference from the Registrant's Definitive Proxy Statement, filed with the Commission on April 30, 2002.

 (9) Incorporated by reference from the Registrant's Amendment No. 1 to Registration Statement of Form S-1 (No. 33-98356) filed with the Commission on November 15, 1995.

(10) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 1999, filed with the Commission on April 5, 1999.

(11) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-33464) filed with the Commission on March 29, 2000.

(12) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-49656) filed with the Commission on November 9, 2000.

(13) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, filed with the Commission on November 13, 2000.

(14) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001.

(15) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on March 7, 2002.

(16) Incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 333-74343) filed with the Commission on March 12, 1999.

(17) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on April 1, 2002.

(18) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Commission on November 7, 2001.